


right where you are



Annual Report to Shareholders • 2007



BancorpSouth®

Right Where You Are



Gulf Shores
Destin
BancorpSouth Bank cities and communities
BancorpSouth Insurance offices

BancorpSouth, Right Where You Are®

What does it mean?

- It means that we're right where our customers are, close to where they live and actively engaged in their communities.
- It means that we're right where they are in their financial lives, too, personalizing our services as if each customer were our only customer.
- It means that we're empowered locally to make the decisions that affect our communities.
- It means that our resources are as wide as the regions we serve, yet we remain as familiar as the folks next door.
- It means that each person's financial success matters to us.



FINANCIAL HIGHLIGHTS


Total assets at year end
(millions)
$10,305
$10,848
$11,769
$12,041
$13,190
03
04
05
06
07


Net loans at year end
(millions)
$6,233
$6,837
$7,366
$7,871
$9,180
03
04
05
06
07


Deposits at year end
(millions)
$8,599
$9,059
$9,607
$9,711
$10,064
03
04
05
06
07


Shareholders' equity at year end
(millions)
$869
$916
$977
$1,027
$1,197
03
04
05
06
07


Net interest margin
(%)
3.80
3.52
3.64
3.70
3.68
03
04
05
06
07


Earnings per diluted share
($)
$1.68
$1.43
$1.47
$1.57
$1.69
03
04
05
06
07

BancorpSouth, Inc. (NYSE: BXS) is a financial holding company headquartered in Tupelo, Mississippi, with $13.2 billion in assets at December 31, 2007. BancorpSouth Bank, a wholly-owned subsidiary of BancorpSouth, Inc., operates approximately 290 commercial banking, mortgage, insurance, trust and broker/dealer locations in Alabama, Arkansas, Florida, Louisiana, Mississippi, Missouri, Tennessee and Texas. BancorpSouth Bank also operates an insurance location in Illinois.

(Dollars in thousands, except per share amounts)		2007	2006	% Change
Year-End Balances				
Total Assets		$ 13,189,841	$ 12,040,521	9.5%
Total Deposits		10,064,099	9,710,578	3.6
Loans, Net of Unearned Income		9,179,684	7,871,471	16.6
Shareholders' Equity		1,196,626	1,026,585	16.6
For The Year				
Net Income		$ 137,943	$ 125,194	10.2%
Return on Average Assets		1.07%	1.06%	0.9
Return on Average Shareholders' Equity		12.31%	12.52%	(1.7)
Per Share				
Net Income:	Basic	$ 1.69	$ 1.58	7.0%
	Diluted	1.69	1.57	7.6
Dividends		0.83	0.79	5.1
Book Value at Year End		14.54	12.98	12.0
Average Diluted Shares Outstanding		81,844,343	79,542,734	2.9%

BancorpSouth continues to innovate with customer-focused solutions designed to make our products and services as convenient and accessible as possible. An increasing number of our retail customers are using their computers to access their accounts on-line, whether at home, at work or on the go. Our customers also now have the ability to connect to us by way of their cell phones, since BancorpSouth was one of the first providers of mobile banking services in the nation.



BancorpSouth technology also helps provide our commercial customers the latest in sophisticated treasury and remote deposit banking services, enabling ou customers and their companies to make their work da more productive.


Right Where You Are.


at home,
at work

Fellow Shareholders

We are very pleased to report that BancorpSouth produced strong financial and operating results for 2007. Our Company's performance stood out from many of our regional and national peers, whose published results have generally reflected an environment challenged by a slowing economy, difficulties in the markets for energy and real estate and a softening insurance market. Despite this environment, BancorpSouth produced 10.2% growth in net income for 2007 to $137.9 million and a 7.6% increase in earnings per diluted share to $1.69.

Our diverse lines of business combined to produce an increase in net revenue of 10.6%, again validating the Company's long-term commitment to a strategy of growing new sources of revenue generation. Net interest revenue grew 9.6% for 2007. Contributing to this increase, loans and leases, net of unearned income, expanded 16.6%, due to the acquisition of The Signature Bank in March 2007 and to solid organic growth throughout the year. In addition, we produced low cost funding for loan growth through ongoing initiatives to redeploy assets, control deposit growth and restructure the liability side of the balance sheet. As a result, we maintained our net interest margin in a narrow range throughout 2007 and, at 3.68% for the full year, held it virtually even with 3.70% for 2006.

BancorpSouth's credit quality remained strong throughout 2007, also consistent with our results for 2006, even in a more difficult economic environment. Net charge-offs totaled 0.14% of net loans for 2007, slightly better than 0.15% for 2006. Nonperforming loans were 0.32% of net loans, up two basis points from 0.30% for 2006, while the allowance for credit losses was 1.25% of net loans for 2007 versus 1.26% for 2006. Furthermore, we have essentially no exposure to the credit issues affecting the sub-prime residential mortgage market.

Complementing the growth in net interest revenue, total noninterest revenue increased 12.5% for 2007. We remained pleased with the expansion of BancorpSouth Insurance Services, which through the second quarter of 2007, produced five consecutive quarters of double-digit growth in commission revenue. For the full year, commission revenue increased 12.5% despite a softening insurance market in the second half of the year. We also benefited from 15.7% growth in fee revenue from our debit and credit card business and 10.1% growth in revenue from mortgage originations.

Strategic Positioning Supports Growth throughout the Economic Cycle

Through the years, BancorpSouth has made strategic decisions that today support our goals of maintaining profit stability and growth throughout the entire economic cycle. BancorpSouth's community oriented style of banking and the markets that we have chosen enhance our ability to perform consistently. Our focus on providing comprehensive financial services to primarily retail and small-to-midsize business customers has built lasting relationships with our core customers. Unlike the more price competitive market for large commercial businesses, the value proposition we provide these customers is differentiated through additional strengths such as outstanding service, product sophistication and cutting edge technology.

We serve this loyal core customer base across eight states including some of the fastest growing areas in the country, as well as in a number of more mature markets that continue to be outstanding sources of funding. We have found that these mid-South and lower mid-West markets can grow throughout the economic cycle because of their diversified economies and low unemployment. As we have expanded our geographic franchise, we have also focused on maintaining a coherent operating structure by entering contiguous markets with which we are familiar. We have successfully sustained our steady rate of expansion, entering new markets with veteran local management teams who are committed to community oriented banking, focused on profitability and expense control and comfortable with the autonomy we give them to make decisions locally. As a result of this long-term strategy, we have built a unique franchise with outstanding prospects for long-term expansion and strong shareholder returns.

BancorpSouth further enhances its ability to achieve profit stability and long-term growth through disciplined adherence to a conservative philosophy that is a defining characteristic of the Company. This philosophy recognizes that, in an industry subject to the economic cycle and interest rate volatility, aggressive risk taking for short-term gain is conducive to neither long-term survival nor long-term profitable growth.

As a result, our conservative operating approach has become an ingrained and consistent feature of BancorpSouth's culture. It is expressed in lending policies that demand high quality standards. It drives asset/liability management strategies that are managing interest rate risk through short investment maturities, de-emphasizing public fund time deposits and controlling deposit growth. Our strong credit quality metrics are directly attributable to our adherence to carefully constructed policies and to our assertive steps to promptly identify and deal with credit issues that arise. BancorpSouth's well managed liquidity position and its strong capital structure also reflect our strategic bias toward conservative positioning. Our approach takes discipline, especially during the growth phase of the economic cycle, but the positioning it secures for us in more difficult or volatile markets has enabled our history of profit stability and steady growth.

The Company's strategy to diversify its revenue by expanding noninterest revenue products and services continues to contribute substantially to our long-term growth record. Accounting for more than one-third of net revenue for each of the last five years, noninterest revenue increased to 35.4% of net revenue for 2007 from 34.8% for 2006. Our growing array of noninterest revenue products and services - key elements of our promise to be "Right Where You Are" - strengthens our existing banking relationships and provides access to new customers. As noninterest revenue has grown, the diversity of these products and services has consistently enabled the Company to offset periods of softness in any one product or service.

A Focus on Proven Strengths in a Challenging Environment for 2008

We expect a complex and challenging economic environment for the financial services industry during 2008. Our focus remains on our proven strategies that have served us well through several economic cycles, and we will continue to pursue these strategies with appropriate care and caution. Although demand for loans nationally is expected to reflect the weak environment, our markets have produced meaningful loan growth in the early months of the year. We remain fully committed to maintaining strong credit quality and will continue to identify and act assertively on any credit issues that may arise.

BancorpSouth produced a 100 basis-point improvement in its efficiency ratio for 2007. We are pleased with this progress given the integration of the Signature acquisition during 2007. While we are committed to continuously improving this important metric, we will also continue to invest capital in the long-term growth of the Company. In addition to leveraging our centralized information technology infrastructure through growth of our operations, we are implementing a number of expense control initiatives as a central focus of management for 2008.

We expect to continue building BancorpSouth's capital to enhance our liquidity and to insure our ability to seize opportunities to build shareholder value. In this regard, we are mindful of our strong dividend yield and our 24-year record of annual dividend increases. With an extensive record of successful acquisitions, we are well equipped to evaluate appropriate opportunities that may arise in a difficult business environment. We are focused on sustainable growth, and any potential acquisition or de novo initiative will undergo thoughtful and deliberate assessment.

Solid Growth Prospects for 2008 and Beyond

For 2008, we expect to continue producing organic loan growth across our eight-state franchise, and we plan to open more than a dozen new loan production or full service branch bank offices during the year. We will continue to leverage the flexibility of our asset/liability management strategies to maximize our net interest margin. Declining interest rates have also provided momentum to our mortgage origination business.

Growth Markets

Five of BancorpSouth's markets have been included in the top 12 of *Forbes* metro GMP projected growth rankings

1. Mobile, Alabama
2. Austin, Texas
3. Texarkana, Texas/Ark.
4. Palm Coast, Florida
5. Huntsville, Alabama
6. Prescott, Arizona
7. Auburn-Opelika, Alabama
8. St. Georges, Utah
9. Port St. Lucie, Florida
10. Cape Coral-Ft. Myers, Florida
11. Gulfport-Biloxi, Mississippi
12. Atlanta, Georgia


#5
#3
#7
#11
#1

community

Right Where You Are.


VOLUNTEER INCOME TAX ASSIST
(FREE INCOME TAX PREPARAT
PARTNERS:

For over 130 years, BancorpSouth has delivered on our values of customer service, responsiveness to the market place and a dedication to the communities we serve. Through countless hours of community involvement – such as BancorpSouth employees volunteering at VITA income tax assistance centers around our region – we help make our communities better places to live and work.



BancorpSouth markets include some of the largest economic development projects in the country, such as Toyota's construction of its eighth North American assembly plant in Northeast Mississippi.


Welcome Toyota
we're right where you are
BancorpSouth


Right Where You Are.
in life



As a major regional financial services company, BancorpSouth offers a comprehensive array of sophisticated financial products and services. These help support our customers through every stage of their lives. From a broad line of traditional banking services to an increasing array of specialized products and services, such as insurance, investments and trust and asset management, BancorpSouth is right where our customers are in life.





Through our commitment to community style banking – with local decision-making, community involvement, outstanding customer service and a focus on retail and small to mid-sized businesses – we work to develop strong customer relationships for life.

While recognizing the softening insurance market, we note the anticipated favorable impact of the acquisition of the Insurance Network of Jonesboro, Arkansas. Two additional insurance acquisitions have been announced thus far in 2008: the purchase of the property and casualty lines of business of a major insurance broker in Springfield, Missouri, which will operate as SMI Group, a division of BancorpSouth Insurance Services, Inc., and the acquisition of JMG/IC Insurance Agency, Inc., headquartered in Nacogdoches, Texas. JMG/IC operates other East Texas offices in Livingston, Tyler, Henderson and Athens, as well as in Houston, and an office in Itasca, Illinois, a suburb of Chicago. Based on brokerage revenues, our insurance operations were ranked 38th in the country during 2007, according to *Business Insurance*. In 2007, we were also ranked sixth by Michael White/Symetra among commercial banks nationwide in generating insurance brokerage fee income. We expect these acquisitions to support our continued progression in these rankings.

Strategically, BancorpSouth has growing opportunities to drive profitable growth and increased shareholder value. Our existing customers represent tremendous potential for further long-term growth, both through providing them additional services as their needs change throughout their lives and by introducing new products to them, as we did in 2007 as one of the country's first providers of mobile banking services over our customers' cell phones.

We also have exciting opportunities to expand our customer base within our existing markets. For instance, in 2007 Toyota chose North Mississippi over locations in numerous other states for its newest North American manufacturing facility, a $1.3 billion investment under construction near our headquarters in Tupelo. The facility is expected to create approximately 6,000 jobs for the region directly or indirectly through the plant and related supplier companies. Through our direct support of Toyota in this process, we are well positioned to benefit from the growth opportunity this state-of-the-art facility represents for the region.

BancorpSouth has further growth opportunities through expansion of our business into attractive new markets within our existing eight-state franchise and in contiguous states. We remain at early stages of achieving the long-term potential of expansion into markets in Florida's panhandle, east toward Atlanta, in Middle Tennessee, in Missouri, in Northern Arkansas and west toward Dallas. As amply demonstrated historically, we have the experience and resources to implement this growth strategy through organic growth and thoughtful acquisitions.

Conclusion

While we credit our success in the tough environment of 2007 to a variety of factors discussed above, our profitable growth would not have been possible without the experience, skill and dedication of team members throughout BancorpSouth. It is these professionals who ultimately differentiate BancorpSouth in the market, and our goal is to hire, train and retain nothing less than the best. Speaking for all our fellow shareholders, we thank the individuals who comprise this great team for their hard work in support of our customers and each other. We also thank our Board of Directors for their steadfast counsel and integrity. In closing, we thank you for your investment in BancorpSouth, and we affirm our commitment to increasing its long-term value.

Sincerely,

Aubrey B. Patterson
Chairman and Chief Executive Officer

James V. Kelley
President and Chief Operating Officer

Directors and Officers

BancorpSouth, Inc. Board of Directors

Hassell H. Franklin
Chief Executive Officer
Franklin Corporation
Houston, MS

W.G. "Mickey" Holliman, Jr.
Chairman
Furniture Brands
International, Inc.
St. Louis, MO & Tupelo, MS

James V. Kelley
President and Chief
Operating Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Larry G. Kirk
Retired
Tupelo, MS

Turner O. Lashlee
Chairman
Lashlee-Rich, Inc.
Humboldt, TN

Guy W. Mitchell, III
President
Mitchell, McNutt & Sams, P.A.
Tupelo, MS

R. Madison Murphy
Managing Member
Murphy Family
Management, LLC
El Dorado, AR

Robert C. Nolan
Chairman
Deltic Timber Corporation
El Dorado, AR

W. Cal Partee, Jr.
Partner
Partee Flooring Mill
Magnolia, AR

Aubrey B. Patterson
Chairman and Chief
Executive Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Alan W. Perry
Attorney at Law
Forman, Perry, Watkins,
Krutz, & Tardy
Jackson, MS

Travis E. Staub
Retired
Fulton, MS

BancorpSouth, Inc. Officers

Aubrey B. Patterson
Chairman and Chief
Executive Officer

James V. Kelley
President and Chief
Operating Officer

L. Nash Allen, Jr.
Treasurer and Chief
Financial Officer

Larry D. Bateman
Executive Vice President

W. Gregg Cowsert
Executive Vice President

Cathy S. Freeman
Executive Vice President and
Corporate Secretary

Gary R. Harder
Executive Vice President

W. James Threadgill, Jr.
Executive Vice President

Gary C. Bonds
Senior Vice President

W. O. Jones
Senior Vice President

BancorpSouth Bank Board of Directors*

Gus J. Blass, III
Little Rock, AR

James D. Bryan
West Point, MS

James E. Campbell, III
Jackson, TN

Albert C. Clark
Starkville, MS

William L. Crews
Tupelo, MS

L. E. Gibens
Tupelo, MS

J. Louis Griffin, Jr.
Laurel, MS

Warren A. Hood, Jr.
Hattiesburg, MS

Keith J. Jackson, Jr.
Little Rock, AR

Patricia P. Lewis
Jackson, TN

George F. Middlebrook, III
Nacogdoches, TX

* Holding company directors also serve on BancorpSouth Bank Board of Directors



In Memoriam

Ben M. Stevens, Jr.
BancorpSouth
Director 1979 – 1993
Director Emeritus 1993 – 2008

Ben M. Stevens, Jr., was a positive influence on all around him and especially BancorpSouth. For almost three decades his insight and calm demeanor served our Company well, as a member of the general administrative board of directors and as a director emeritus. His level-headed approach and common sense attitude to the issues at hand made his presence especially welcome when challenging decisions were to be made. We appreciate his contributions to BancorpSouth and will miss his valuable counsel.

Comparative Performance Graph

The SEC requires us to include in this Annual Report a line graph that compares the yearly percentage change in cumulative total shareholder return on our common stock with the cumulative total return of (i) a broad equity market indicator and (ii) a published industry index or peer group. To the right is a line graph prepared by SNL Securities LC comparing the yearly percentage change in the cumulative total shareholder return on the common stock against the cumulative total return of the S&P 500 Index and the SNL Southeast Bank Index for a period of five years. The SNL Southeast Bank Index is prepared by SNL Securities LC and consists of 142 publicly traded banks and bank holding companies located in the southeastern United States as of December 31, 2007.

Comparison of Five-Year Cumulative Total Returns


$200
$150
$100
BancorpSouth, Inc.
SNL Southeast Bank Index
S&P 500
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
BancorpSouth, Inc.	100.00	126.01	133.70	125.27	156.90	142.98
SNL Southeast Bank Index	100.00	125.58	148.92	152.44	178.75	134.65
S&P 500	100.00	128.68	142.69	149.70	173.34	182.86

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 1-12991

BANCORPSOUTH, INC.

(Exact name of registrant as specified in its charter)

Mississippi	64-0659571
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Mississippi Plaza 201 South Spring Street Tupelo, Mississippi	38804
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (662) 680-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $2.50 par value	New York Stock Exchange
Common stock purchase rights	New York Stock Exchange
Guarantee of 8.15% Preferred Securities of BancorpSouth Capital Trust I	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Common stock, $2.50 par value
Common stock purchase rights
Guarantee of 8.15% Preferred Securities of BancorpSouth Capital Trust I

(Title of Class)

(Cover Page Continued on Next Page)

(Continued from Cover Page)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One): Large Accelerated Filer [X] Accelerated Filer [ ] Non-Accelerated Filer [ ] Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on June 30, 2007 was approximately $1,910,000,000, based on the last reported sale price per share of the registrant's common stock as reported on the New York Stock Exchange on June 30, 2007.

As of February 21, 2008, the registrant had outstanding 82,374,748 shares of common stock, par value $2.50 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement used in connection with the registrant's 2008 Annual Meeting of Shareholders, to be held April 23, 2008, are incorporated by reference into Part III of this Report.

BANCORPSOUTH, INC.
FORM 10-K
For the Fiscal Year Ended December 31, 2007

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS.

GENERAL

BancorpSouth, Inc. (the "Company") is a financial holding company incorporated in 1982. Through its principal bank subsidiary, BancorpSouth Bank (the "Bank"), the Company conducts commercial banking and financial services operations in Mississippi, Tennessee, Alabama, Arkansas, Texas, Louisiana, Florida and Missouri. At December 31, 2007, the Company and its subsidiaries had total assets of approximately $13.2 billion and total deposits of approximately $10.1 billion. The Company's principal office is located at One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi 38804 and its telephone number is (662) 680-2000.

The Company's Internet website address is www.bancorpsouth.com. The Company makes its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports available free of charge on its website on the Investor Relations webpage under the caption "SEC Filings" as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). The Company's Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K (this "Report").

DESCRIPTION OF BUSINESS

The Bank has its principal office in Tupelo, Lee County, Mississippi, and conducts a general commercial banking, trust and insurance business through 295 offices in Mississippi, Tennessee, Alabama, Arkansas, Texas, Louisiana, Florida and Missouri. The Bank has grown through the acquisition of other banks and insurance agencies and through the opening of new branches and offices.

The Bank and its subsidiaries provide a range of financial services to individuals and small-to-medium size businesses. The Bank operates investment services, credit insurance and insurance agency subsidiaries which engage in investment brokerage services and sales of other insurance products. The Bank's trust department offers a variety of services including personal trust and estate services, certain employee benefit accounts and plans, including individual retirement accounts, and limited corporate trust functions. All of the Company's assets are located in the United States and all of its revenues generated from external customers originate within the United States.

The Company has registered the trademarks "BancorpSouth," both typed form and design, and "Bank of Mississippi," both typed form and design, with the U.S. Patent and Trademark Office. The trademark "BancorpSouth" will expire in 2011, and "Bank of Mississippi" will expire in 2010, unless the Company extends these trademarks for additional 10 year periods. Registrations of trademarks with the U.S. Patent and Trademark Office generally may be renewed and continue indefinitely, provided that the Company continues to use these trademarks and files appropriate maintenance and renewal documentation with the U.S. Patent and Trademark Office at times required by the federal trademark laws and regulations.

At December 31, 2007, the Company and its subsidiaries had approximately 4,400 full-time equivalent employees. The Company and its subsidiaries are not a party to any collective bargaining agreements and employee relations are considered to be good.

COMPETITION

Vigorous competition exists in all major areas where the Bank is engaged in business. The Bank competes for available loans and depository accounts with state and national commercial banks as well as savings and loan associations, insurance companies, credit unions, money market mutual funds, automobile finance companies and financial services companies. None of these competitors is dominant in the entire area served by the Bank.

The principal areas of competition in the banking industry center on a financial institution's ability and willingness to provide credit on a timely and competitively priced basis, to offer a sufficient range of deposit and investment opportunities at competitive prices and maturities, and to offer personal and other services of sufficient quality and at competitive prices. The Company and its subsidiaries believe they can compete effectively in all these areas.

REGULATION AND SUPERVISION

The following is a brief summary of the regulatory environment in which the Company and its subsidiaries operate and is not designed to be a complete discussion of all statutes and regulations affecting such operations, including those statutes and regulations specifically mentioned herein. Changes in these applicable laws, and their application by regulatory and law enforcement agencies, cannot necessarily be predicted, but could have a material effect on the business and results of the Company and its subsidiaries.

The Company is a financial holding company regulated as such under the Bank Holding Company Act of 1956 (the "Bank Holding Company Act") and is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Company is required to file annual reports with the Federal Reserve and such other information as the Federal Reserve may require. The Federal Reserve may also conduct examinations of the Company. According to Federal Reserve policy, a financial holding company must act as a source of financial strength to its subsidiary banks and to commit resources to support each such subsidiary. This support may be required at times when a financial holding company may not be able to provide such support.

The Bank is incorporated under the laws of the State of Mississippi and is subject to the applicable provisions of Mississippi banking laws and the laws of various states in which it operates, as well as federal law. The Bank is subject to the supervision of the Mississippi Department of Banking and Consumer Finance and to regular examinations by that department. Deposits in the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") and, therefore, the Bank is subject to the provisions of the Federal Deposit Insurance Act and to examination by the FDIC. FDIC regulations require that management report annually on its responsibility for preparing its institution's financial statements, and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness. The Bank is not a member of the Federal Reserve.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") permits, among other things, the acquisition of savings associations by financial holding companies, irrespective of their financial condition, and increased the deposit insurance premiums for banks and savings associations. FIRREA also provides that commonly controlled, federally insured financial institutions must reimburse the FDIC for losses incurred by the FDIC in connection with the default of another commonly controlled financial institution or in connection with the provision of FDIC assistance to such a commonly controlled financial institution in danger of default. Reimbursement liability under FIRREA is superior to any obligations to shareholders of such federally insured institutions (including a financial holding company such as the Company if it were to acquire another federally insured financial institution) arising as a result of their status as shareholders of a reimbursing financial institution.

The Company and the Bank are subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). This statute provides for increased funding for the FDIC's deposit insurance fund and expands the regulatory powers of federal banking agencies to permit prompt corrective actions to resolve problems of insured depository institutions through the regulation of banks and their affiliates, including financial holding companies. Its provisions are designed to minimize the potential loss to depositors and to FDIC insurance funds if financial institutions default on their obligations to depositors or become in danger of default. Among other things, FDICIA provides a framework for a system of supervisory actions based primarily on the capital levels of financial institutions. FDICIA also provides for a risk-based deposit insurance premium structure. The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to its deposit insurance fund. While most of the Company's deposits are in the Bank Insurance Fund, certain other of the Company's deposits which were acquired from thrifts over the years remain in the Savings Association Insurance Fund.

The Company is required to comply with the risk-based capital guidelines established by the Federal Reserve and with other tests relating to capital adequacy that the Federal Reserve adopts from time to time. See Note 20 to the Company's Consolidated Financial Statements included in this Report for a discussion of the Company's capital amounts and ratios.

The Company is a legal entity that is separate and distinct from its subsidiaries. There are various legal limitations on the extent to which the Bank may extend credit, pay dividends or otherwise supply funds to the Company or its affiliates. In particular, the Bank is subject to certain restrictions imposed by federal law, including without limitation, sections 23A and 23B of the Federal Reserve Act, on any extensions of credit to the Company or, with certain exceptions, other affiliates.

The primary source of funds for dividends paid to the Company's shareholders is dividends paid to the Company by the Bank. Various federal and state laws limit the amount of dividends that the Bank may pay to the

Company without regulatory approval. Under Mississippi law, the Bank must obtain approval of the Commissioner of the Mississippi Department of Banking and Consumer Finance prior to paying any dividend on the Bank's common stock. Under FDICIA, the Bank may not pay any dividends, if after paying the dividend, it would be undercapitalized under applicable capital requirements. The FDIC also has the authority to prohibit the Bank from engaging in business practices that the FDIC considers to be unsafe or unsound, which, depending on the financial condition of the Bank, could include the payment of dividends.

In addition, the Federal Reserve has the authority to prohibit the payment of dividends by a financial holding company if its actions constitute unsafe or unsound practices. In 1985, the Federal Reserve issued a policy statement on the payment of cash dividends by financial holding companies, which outlined the Federal Reserve's view that a financial holding company that is experiencing earnings weaknesses or other financial pressures should not pay cash dividends that exceed its net income, that are inconsistent with its capital position or that could only be funded in ways that weaken its financial health, such as by borrowing or selling assets. The Federal Reserve indicated that, in some instances, it may be appropriate for a financial holding company to eliminate its dividends.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA") permits adequately capitalized and managed financial holding companies to acquire control of banks in states other than their home states, subject to federal regulatory approval, without regard to whether such a transaction is prohibited by the laws of any state. IBBEA permits states to continue to require that an acquired bank must have been in existence for a certain minimum time period that may not exceed five years. IBBEA prohibits a financial holding company, following an interstate acquisition, from controlling more than 10% of the nation's total amount of bank deposits or 30% of bank deposits in the relevant state. States retain the ability to adopt legislation to effectively raise or lower the 30% limit. Federal banking regulators may approve merger transactions involving banks located in different states, without regard to laws of any state prohibiting such transactions; provided, however, that mergers may not be approved with respect to banks located in a state that, prior to June 1, 1997, enacted legislation prohibiting mergers by banks located in such state with out-of-state institutions. Federal banking regulators may permit an out-of-state bank to open new branches in another state if such state has enacted legislation permitting interstate branching. Affiliated institutions are authorized to accept deposits for existing accounts, renew time deposits and close and service loans for affiliated institutions without being deemed an impermissible branch of the affiliate.

The Community Reinvestment Act of 1977 ("CRA") and its implementing regulations provide an incentive for regulated financial institutions to meet the credit needs of their local community or communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of such financial institutions. The regulations provide that the appropriate regulatory authority will assess reports under CRA in connection with applications for establishment of domestic branches, acquisitions of banks or mergers involving financial holding companies. An unsatisfactory rating under CRA may serve as a basis to deny an application to acquire or establish a new bank, to establish a new branch or to expand banking services. As of December 31, 2007, the Company had a "satisfactory" rating under CRA.

Under the Gramm-Leach-Bliley Act of 1999 (the "GLBA"), banks may associate with a company engaged principally in securities activities. The GLBA also permits a bank holding company to elect to become a "financial holding company," allowing it to exercise expanded financial powers. Financial holding company powers relate to financial activities that are determined by the Federal Reserve to be financial in nature, incidental to an activity that is financial in nature or complementary to a financial activity (provided that the complementary activity does not pose a safety and soundness risk). The GLBA expressly characterizes certain activities as financial in nature, including lending activities, underwriting and selling insurance, providing financial or investment advice, securities underwriting, dealing and making markets in securities and merchant banking. In order to qualify as a financial holding company, a bank holding company's depository subsidiaries must be both well-capitalized and well-managed and must have at least a satisfactory rating under CRA. The Company elected to become a financial holding company during 2004.

In addition, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as extended and revised by the PATRIOT Improvement and Reauthorization Act of 2005 (the "USA Patriot Act"), requires each financial institution (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign financial institutions; and (iii) to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign financial institutions that do not have a physical presence in any country. The USA Patriot Act also requires that financial institutions must follow certain minimum standards to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the USA Patriot Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

The activities of the Company and its subsidiaries are also subject to regulation under various federal laws and regulations thereunder, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act and the Currency and Foreign Transactions Reporting Act (Bank Secrecy Act), among others, as well as various state laws.

The GLBA and other federal and state laws, as well as the various guidelines adopted by the Federal Reserve and the FDIC, provide for minimum standards of privacy to protect the confidentiality of the personal information of customers and to regulate the use of such information by financial institutions. The Company and its subsidiaries have adopted a customer information security program to comply with these regulatory requirements.

The Bank's insurance subsidiaries are regulated by the insurance regulatory authorities and applicable laws and regulations of the states in which they operate.

The Bank's investment services subsidiary is regulated as a registered investment adviser and broker-dealer by federal and/or state securities regulations and self-regulatory authorities.

The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity or debt securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In particular, the Sarbanes-Oxley Act established: (i) requirements for audit committees, including independence, expertise and responsibilities; (ii) responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) standards for auditors and regulation of audits; (iv) disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) civil and criminal penalties for violation of the securities laws.

In addition, there have been a number of legislative and regulatory proposals that would have an impact on the operation of financial holding companies and their bank and non-bank subsidiaries. Management is not able to predict whether or in what form these proposals may be adopted in the future and, if adopted, what their effect will be on the Company and its subsidiaries.

LENDING ACTIVITIES

The Bank's lending activities include both commercial and consumer loans. Loan originations are derived from a number of sources including direct solicitation by the Bank's loan officers, existing depositors and borrowers, builders, attorneys, walk-in customers and, in some instances, other lenders, real estate broker referrals and mortgage loan companies. The Bank has established systematic procedures for approving and monitoring loans that vary depending on the size and nature of the loan, and applies these procedures in a disciplined manner.

Commercial Lending

The Bank offers a variety of commercial loan services including term loans, lines of credit, equipment and receivable financing and agricultural loans. A broad range of short-to-medium term commercial loans, both secured and unsecured, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisition and development of real estate and improvements), and the purchase of equipment and machinery. At times, the Bank also makes construction loans to real estate developers for the acquisition, development and construction of residential subdivisions.

Commercial loans are granted based on the borrower's ability to generate cash flow to support its debt obligations and other cash related expenses. A borrower's ability to repay commercial loans is substantially dependent on the success of the business itself and on the quality of its management. As a general practice, the Bank takes as collateral a security interest in any available real estate, equipment, inventory, receivables or other personal property, although such loans may also be made infrequently on an unsecured basis. In many instances, the Bank requires personal guarantees of its commercial loans to provide additional credit support.

The Bank has had very little exposure as an agricultural lender. Crop production loans have been either fully supported by the collateral and financial strength of the borrower, or a 90% loan guaranty has been obtained through the Farm Service Agency on such loans.

Residential Consumer Lending

A portion of the Bank's lending activities consists of the origination of fixed and adjustable rate residential mortgage loans secured by owner-occupied property located in the Bank's primary market areas. Home mortgage lending is unique in that a broad geographic territory may be serviced by originators working from strategically placed offices either within the Bank's traditional banking facilities or from affordable storefront locations in commercial buildings. In addition, the Bank offers construction loans, second mortgage loans and home equity lines of credit.

The Bank finances the construction of individual, owner-occupied houses on the basis of written underwriting and construction loan management guidelines. First mortgage construction loans are made to contractors on both a pre-sold and a "speculation" basis. Such loans are also made to qualified individual borrowers and are generally supported by a take-out commitment from a permanent lender. The Bank makes residential construction loans to individuals who intend to erect owner-occupied housing on a purchased parcel of real estate. The construction phase of these loans has certain risks, including the viability of the contractor, the contractor's ability to complete the project and changes in interest rates.

In most cases, the Bank sells its mortgage loans with terms of 15 years or more in the secondary market and either retains or releases the right to service those loans. The sale of mortgage loans to the secondary market allows the Bank to manage the interest rate risks related to such lending operations. Generally, after the sale of a loan with servicing retained, the Bank's only involvement is to act as a servicing agent. In certain cases, the Bank may be required to repurchase mortgage loans upon which customers have defaulted that were previously sold in the secondary market if these loans did not meet the underwriting standards of the entity that purchased the loans. These loans would be held by the Bank in its mortgage loan portfolio.

In most cases, the Bank requires fire, extended casualty insurance and, where appropriate, wind and hail insurance and, where required by applicable regulations, flood insurance to be obtained by the borrower. The Bank maintains its own errors and omissions insurance policy to protect against loss in the event of failure of a mortgagor to pay premiums on fire and other hazard insurance policies. Mortgage loans originated by the Bank customarily include a "due on sale" clause giving the Bank the right to declare a loan immediately due and payable in the event, among other matters, that the borrower sells or otherwise disposes of the real property subject to a mortgage. In general, the Bank enforces "due on sale" clauses. Borrowers are typically permitted to refinance or repay residential mortgage loans at their option without penalty.

Non-Residential Consumer Lending

Non-residential consumer loans made by the Bank include loans for automobiles, recreation vehicles, boats, personal (secured and unsecured) and deposit account secured loans. In addition, the Bank provides federally insured or guaranteed student loans to students at universities and community colleges in the Bank's market areas. In most cases, the Bank sells its student loans under existing contracts and releases the right to service those loans. Non-residential consumer loans are attractive to the Bank because they typically have a shorter term and carry higher interest rates than those charged on other types of loans. Non-residential consumer loans, however, do pose additional risks of collectability when compared to traditional types of loans granted by commercial banks such as residential mortgage loans.

The Bank also issues credit cards solicited on the basis of applications received through referrals from the Bank's branches and other marketing efforts. The Bank generally has a small portfolio of credit card receivables outstanding. Credit card lines are underwritten using conservative credit criteria, including past credit history and debt-to-income ratios, similar to the credit policies applicable to other personal consumer loans.

The Bank grants consumer loans based on employment and financial information solicited from prospective borrowers as well as credit records collected from various reporting agencies. Financial stability of the borrower and credit history are the primary factors the Bank considers in granting such loans. The availability of collateral is also a factor considered in making such loans. The Bank seeks collateral that can be assigned and has good marketability with an adequate margin of value. The geographic area of the borrower is another consideration, with preference given to borrowers in the Bank's primary market areas.

OTHER FINANCIAL SERVICES

The Bank's insurance service subsidiary serves as an agent in the sale of title insurance, commercial lines of insurance and a full line of property and casualty, life, health and employee benefits products and services and operates in Mississippi, Tennessee, Alabama, Arkansas, Texas, Louisiana and Missouri.

The Bank's investment services subsidiary provides brokerage, investment advisory and asset management services and operates in certain communities in Mississippi, Tennessee, Alabama, Arkansas, Louisiana, Texas and Missouri.

See Note 21 to the Company's Consolidated Financial Statements included elsewhere in this Report for financial information about each segment of the Company, as defined by U.S. generally accepted accounting principles.

ASSET QUALITY

Management seeks to maintain a high quality of assets through conservative underwriting and sound lending practices. Management intends to follow this policy even though it may result in foregoing the funding of higher yielding loans. While there is no assurance that the Bank will not suffer losses on its loans, management believes that the Bank has adequate underwriting and loan administration policies in place and personnel to manage the associated risks prudently.

In an effort to maintain the quality of the loan portfolio, management seeks to minimize higher risk loans. These loans include loans to provide initial equity and working capital to new businesses with no other capital strength, loans secured by unregistered stock, loans for speculative transactions in stock, land or commodity markets, loans to borrowers or the taking of collateral outside the Bank's primary market areas, loans dependent on secondary liens as primary collateral and non-recourse loans. To the extent risks are identified, additional precautions are taken in order to reduce the Bank's risk of loss. Commercial loans entail certain additional risks because they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, because payment of these loans is usually dependent upon the successful operation of the commercial enterprise, the risk of loss with respect to these loans may increase in the event of adverse conditions in the economy.

The Board of Directors of the Bank focuses much of its efforts and resources, and that of the Bank's management and lending officials, on loan review and underwriting policies. Loan status and monitoring is handled through the Bank's loan administration department. Weak financial performance is identified and monitored using past due reporting, the internal loan rating system, loan review reports, the various loan committee functions and periodic asset quality rating committee meetings. Senior loan officers have established a review process with the objective of quickly identifying, evaluating and initiating necessary corrective action for substandard loans. The results of loan reviews are reported to the Audit Committee of both the Company's and the Bank's Board of Directors. This process is an integral element of the Bank's loan program. Nonetheless, management maintains a cautious outlook in anticipating the potential effects of uncertain economic conditions (both locally and nationally) and the possibility of more stringent regulatory standards.

RECENT ACQUISITONS

On March 1, 2007, City Bancorp, a bank holding company with approximately $850 million in assets headquartered in Springfield, Missouri, merged with and into the Company. As a result of the merger, City Bancorp's subsidiary, The Signature Bank, became a subsidiary of the Company. Consideration paid to complete this transaction consisted of 3,313,848 shares of the Company's common stock in addition to cash paid to City Bancorp's shareholders in the aggregate amount of approximately $83.4 million. This transaction was accounted for as a purchase. This acquisition was not material to the financial position or results of operations of the Company. Effective July 1, 2007, The Signature Bank merged with and into BancorpSouth Bank.

SELECTED FINANCIAL INFORMATION

Set forth in this section is certain selected financial information relating to the business of the Company and the Bank.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Net Interest Revenue" included herein for information regarding the distribution of assets, liabilities and shareholders' equity, and interest rates and interest differential.

Analysis of Changes in Effective Interest Differential

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Net Interest Revenue" included herein for information regarding the analysis of changes in effective interest differential.

Investment Portfolio

Held-to-Maturity Securities

The following table shows the amortized cost of the Bank's held-to-maturity securities at December 31, 2007, 2006 and 2005:

	December 31 2007	December 31 2006	December 31 2005
		(In thousands)	
U. S. Treasury securities	$ -	$ 10,038	$ 5,148
U. S. Government agency securities	1,375,656	1,514,882	1,211,551
Taxable obligations of states and political subdivisions	49,238	5,561	9,029
Tax-exempt obligations of states and political subdivisions	194,021	185,932	166,776
Other securities	7,001	7,007	20,025
Total	$ 1,625,916	$ 1,723,420	$ 1,412,529

The following table shows the maturities and weighted average yields at December 31, 2007 for the investment categories presented above:

	December 31, 2007 U.S. Treasury Securities	U.S. Government Agency Securities	Obligations of States and Political Subdivisions	Other Securities	Weighted Average Yield
			(Dollars in thousands)		
Period to Maturity:					
Maturing within one year	$ -	$ 352,878	$ 61,676	$ 7,001	4.44%
Maturing after one year but within five years	-	821,372	44,738	-	4.64%
Maturing after five years but within ten years	-	201,406	57,747	-	5.14%
Maturing after ten years	-	-	79,098	-	6.08%
Total	$ -	$ 1,375,656	$ 243,259	$ 7,001	

The yield on tax-exempt obligations of states and political subdivisions has been adjusted to a taxable equivalent basis using a 35% tax rate.

Available-for-Sale Securities

The following table shows the book value of the Bank's available-for-sale securities at December 31, 2007, 2006 and 2005:

	December 31		
	2007	2006	2005
		(In thousands)	
U. S. Treasury securities	$ -	$ -	$ -
U. S. Government agency securities	856,524	897,118	1,178,326
Taxable obligations of states and political subdivisions	7,732	7,382	7,161
Tax-exempt obligations of states and political subdivisions	78,149	95,602	117,523
Other securities	58,789	41,897	50,872
Total	$ 1,001,194	$ 1,041,999	$ 1,353,882

The following table shows the maturities and weighted average yields at December 31, 2007 for the investment categories presented above:

	December 31, 2007				
	U.S. Treasury Securities	U.S. Government Agency Securities	Obligations of State and Political Subdivisions	Other Securities	Weighted Average Yield
			(Dollars in thousands)		
Period to Maturity:					
Maturing within one year	$ -	$ 170,435	$ 12,952	$ 10,051	3.67%
Maturing after one year but within five years	-	557,736	28,099	3,020	3.87%
Maturing after five years but within ten years	-	76,420	15,217	-	5.82%
Maturing after ten years	-	51,933	29,613	45,718	5.66%
Total	$ -	$ 856,524	$ 85,881	$ 58,789	

The yield on tax-exempt obligations of states and political subdivisions has been adjusted to a taxable equivalent basis using a 35% tax rate. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Securities and Other Earning Assets" included herein for more information regarding the Company's securities portfolio.

Loan and Lease Portfolio

The Bank's loans and leases are widely diversified by borrower and industry. The table below shows the composition of the Bank's loans and leases by collateral type at December 31 for the years indicated. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Loans and Leases" included herein for more information regarding the Bank's loan and lease portfolio.

	December 31				
	2007	2006	2005	2004	2003
			(In thousands)		
Commercial and agricultural	$ 1,236,776	$ 968,915	$ 930,259	$ 765,096	$ 743,286
Consumer and installment loans to individuals	450,882	388,212	388,610	415,615	533,755
Real estate mortgage	7,020,431	6,205,491	5,746,669	5,393,231	4,738,715
Lease financing	285,865	312,313	302,311	262,035	227,918
Other	233,541	42,592	33,363	29,067	23,583
Total gross loans and leases	$ 9,227,495	$ 7,917,523	$ 7,401,212	$ 6,865,044	$ 6,267,257

Maturity Distribution of Loans and Leases

The maturity distribution of the Bank's loan portfolio is one factor in management's evaluation by collateral type of the risk characteristics of the loan and lease portfolio. The following table shows the maturity distribution of the Bank's loans and leases net of unearned income as of December 31, 2007:

	One Year or Less	One to Five Years	After Five Years
		(In thousands)	
Commercial and agricultural	$ 678,082	$ 460,656	$ 98,038
Consumer and installment loans to individuals	246,992	167,794	35,710
Real estate mortgage	3,849,062	2,614,865	556,504
Lease financing	130,728	88,811	18,901
Other	128,042	86,986	18,513
Total loans and leases, net of unearned income	$ 5,032,906	$ 3,419,112	$ 727,666

Sensitivity of Loans and Leases to Changes in Interest Rates

The interest rate sensitivity of the Bank's loan and lease portfolio is important in the management of effective interest differential. The Bank attempts to manage the relationship between the interest rate sensitivity of its assets and liabilities to produce an effective interest differential that is not significantly impacted by the level of interest rates. The following table shows the interest rate sensitivity of the Bank's loans and leases net of unearned income as of December 31, 2007:

	Fixed Rate	Variable Rate
	(In thousands)	
Loan and lease portfolio Due after one year	$ 2,402,228	$ 1,744,550

Non-Accrual, Past Due and Restructured Loans and Leases

Non-performing loans and leases consist of both non-accrual loans and leases and loans and leases that have been restructured (primarily in the form of reduced interest rates) because of the borrower's weakened financial condition. The Bank's non-performing loans and leases were as follows at December 31 for the years indicated:

	December 31				
	2007	2006	2005	2004	2003
			(In thousands)		
Non-accrual loans and leases	$ 9,789	$ 6,603	$ 8,816	$ 12,335	$ 18,139
Loans and leases 90 days or more past due	18,671	15,282	17,744	19,554	30,634
Restructured loans and leases	721	1,571	2,239	2,107	2,659
Total non-performing loans and leases	$ 29,181	$ 23,456	$ 28,799	$ 33,996	$ 51,432

The total amount of interest earned on non-performing loans and leases was approximately $385,000, $114,000, $194,000, $195,000 and $248,000 in 2007, 2006, 2005, 2004 and 2003, respectively. The gross interest income that would have been recorded under the original terms of those loans and leases if they had not been non-performing amounted to $964,000, $475,000, $600,000, $784,000 and $1,334,000 in 2007, 2006, 2005, 2004 and 2003, respectively.

Loans considered impaired under Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosure," are loans for which, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank's recorded investment in loans considered impaired at December 31, 2007, 2006, 2005, 2004 and 2003 was $9,546,000, $9,087,000, $13,505,000, $11,523,000 and $13,979,000, respectively, with a valuation allowance of $4,404,000, $4,511,000, $6,117,000, $5,279,000 and $6,854,000, respectively. The average recorded investment in impaired loans during 2007, 2006, 2005, 2004 and 2003 was $7,976,000, $9,633,000, $12,794,000, $14,579,000 and $15,695,000, respectively.

The Bank's policy provides that loans and leases are generally placed in non-accrual status if, in management's opinion, payment in full of principal or interest is not expected or payment of principal or interest is more than 90 days past due, unless the loan or lease is both well-secured and in the process of collection.

In the normal course of business, management becomes aware of possible credit problems in which borrowers exhibit potential for the inability to comply with the contractual terms of their loans and leases, but which do not currently meet the criteria for disclosure as non-performing loans and leases. Historically, some of these loans and leases are ultimately restructured or placed in non-accrual status. At December 31, 2007, no single loan or lease of material significance was known to be a potential non-performing loan or lease.

At December 31, 2007, the Bank did not have any concentration of loans or leases in excess of 10% of total loans and leases outstanding. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions. The Bank conducts business in a geographically concentrated area but does not consider this factor alone in identifying loan concentrations. The ability of the Bank's borrowers to repay loans is somewhat dependent upon the economic conditions prevailing in the Bank's market area.

Summary of Credit Loss Experience

In the normal course of business, the Bank assumes risks in extending credit. The Bank manages these risks through its lending policies, loan review procedures and the diversification of its loan portfolio. Although it is not possible to predict credit losses with certainty, management regularly reviews the characteristics of the loan portfolio to determine its overall risk profile and quality.

Attention is paid to the quality of the loan portfolio through a formal loan review process. The Board of Directors of the Bank has appointed a loan loss reserve valuation committee (the "Loan Loss Committee") that is responsible for ensuring that the allowance for credit losses provides coverage of both known and inherent losses. The Loan Loss Committee considers estimates of loss for individually analyzed credits as well as factors such as historical experience, changes in economic and business conditions and concentrations of risk in determining the level of the allowance for credit losses. The Loan Loss Committee meets at least quarterly to determine the amount of adjustments to the allowance for credit losses. The Loan Loss Committee is composed of senior management from the Bank's loan administration, lending and finance departments. In each period, the Loan Loss Committee bases the allowance for credit losses on its loan classification system as well as an analysis of general economic and business trends in the Bank's region and nationally. See "Item 7 Management's Discussion and Analysis of

Financial Condition and Results of Operations – Results of Operations – Provisions for Credit Losses and Allowance for Credit Losses" included herein for more information regarding the provision and the allowance for credit losses.

Any loan or portion thereof which is classified as "loss" by regulatory examiners or which is determined by management to be uncollectible because of factors such as the borrower's failure to pay interest or principal, the borrower's financial condition, economic conditions in the borrower's industry or the inadequacy of underlying collateral, is charged off.

The table below presents (a) the breakdown of the allowance for credit losses by loan category and (b) the percentage of each category in the Bank's loan portfolio to total loans at December 31 for the years presented. The breakdown of the allowance by loan category is based in part on evaluations of specific loan's past history and on economic conditions within specific industries or geographical areas. Because these conditions are subject to change, the allocation is not necessarily indicative of the breakdown of any losses.

	2007		2006		2005	
	Allowance for Credit Loss	% of Loans in Each Category to Total Loans	Allowance for Credit Loss	% of Loans in Each Category to Total Loans	Allowance for Credit Loss	% of Loans in Each Category to Total Loans
			(Dollars in thousands)			
Commercial & agricultural	$ 15,109	13.40 %	$ 11,361	12.24 %	$ 12,171	12.57 %
Consumer & installment loans to individuals	9,013	4.89	6,665	4.90	10,458	5.25
Real estate mortgage	88,061	76.08	77,279	78.38	75,570	77.64
Lease financing	2,656	3.10	2,896	3.94	3,014	4.08
Other	358	2.53	633	0.54	287	0.46
Total	$ 115,197	100.00 %	$ 98,834	100.00 %	$ 101,500	100.00 %

	2004		2003	
	Allowance for Credit Loss	% of Loans in Each Category to Total Loans	Allowance for Credit Loss	% of Loans in Each Category to Total Loans
		(Dollars in thousands)		
Commercial & agricultural	$ 10,143	11.14 %	$ 12,116	11.86 %
Consumer & installment loans to individuals	7,659	6.05	10,311	8.52
Real estate mortgage	69,572	78.56	66,161	75.61
Lease financing	2,814	3.82	2,758	3.64
Other	1,485	0.43	766	0.37
Total	$ 91,673	100.00 %	$ 92,112	100.00 %

The table below sets forth certain information with respect to the Bank's loans (net of unearned income) and the allowance for credit losses for the five years ended December 31, 2007. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Provisions for Credit Losses and Allowance for Credit Losses" included herein for more information regarding the Bank's allowance for credit losses.

LOANS	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Average loans for the period	$8,784,940	$7,579,935	$7,026,009	$6,387,656	$6,276,805
ALLOWANCE FOR CREDIT LOSSES					
Balance, beginning of period	$ 98,834	$ 101,500	$ 91,673	$ 92,112	$ 87,875
Loans charged off:					
Commercial and agricultural	(2,533)	(1,479)	(2,172)	(7,598)	(7,681)
Consumer and installment loans to individuals	(6,393)	(5,305)	(7,651)	(9,413)	(11,895)
Real estate mortgage	(7,792)	(8,790)	(10,187)	(7,119)	(4,686)
Lease financing	(123)	(529)	(423)	-	(479)
Total loans charged off	(16,841)	(16,103)	(20,433)	(24,130)	(24,741)
Recoveries:					
Commercial and agricultural	913	1,739	1,063	1,230	834
Consumer and installment loans to individuals	1,962	2,401	2,384	2,528	2,140
Real estate mortgage	1,396	658	1,089	808	865
Lease financing	84	62	21	11	9
Total recoveries	4,355	4,860	4,557	4,577	3,848
Net charge-offs	(12,486)	(11,243)	(15,876)	(19,553)	(20,893)
Provision charged to operating expense	22,696	8,577	24,467	17,485	25,130
Acquisitions	6,153	-	1,236	1,629	-
Balance, end of period	$ 115,197	$ 98,834	$ 101,500	$ 91,673	$ 92,112
RATIOS					
Net charge-offs to average loans	0.14%	0.15%	0.23%	0.31%	0.33%

Deposits

Deposits represent the principal source of funds for the Bank. The distribution and market share of deposits by type of deposit and by type of depositor are important considerations in the Bank's assessment of the stability of its fund sources and its access to additional funds. Furthermore, management shifts the mix and maturity of the deposits depending on economic conditions and loan and investment policies in an attempt, within set policies, to minimize cost and maximize effective interest differential. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Deposits" included herein for more information regarding deposits made with the Bank.

The following table shows the classification of the Bank's deposits on an average basis for the three years ended December 31, 2007:

	Year Ended December 31					
	2007		2006		2005	
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
			(Dollars in thousands)			
Noninterest bearing demand deposits	$ 1,654,149	-	$ 1,712,934	-	$ 1,523,793	-
Interest bearing demand deposits	3,191,433	2.63%	2,886,030	2.08%	2,849,199	1.37%
Savings deposits	718,080	1.30%	744,106	1.07%	738,555	0.81%
Other time deposits	4,636,436	4.65%	4,211,371	4.09%	3,998,864	3.16%
Total deposits	$ 10,200,098		$ 9,554,441		$ 9,110,411	

The Bank's other time deposits of $100,000 and greater, including certificates of deposits of $100,000 and greater, at December 31, 2007 had maturities as follows:

Maturing in	Amount
	(In thousands)
Three months or less	$ 735,517
Over three months through six months	450,220
Over six months through 12 months	555,184
Over 12 months	316,803
Total	$ 2,057,724

Return on Equity and Assets

Return on average shareholders' equity, return on average assets and the dividend payout ratios based on net income for the three years ended December 31, 2007 were as follows:

	Year Ended December 31		
	2007	2006	2005
Return on average shareholders' equity	12.31 %	12.52 %	12.33 %
Return on average assets	1.07	1.06	1.05
Dividend payout ratio	49.11	50.32	51.70

The Company's average shareholders' equity as a percentage of average assets was 8.72%, 8.48% and 8.52% for 2007, 2006 and 2005, respectively. In 2007, the Company's return on average shareholders' equity (which is calculated by dividing net income by average shareholders' equity) and dividend payout ratio (which is calculated by dividing dividends declared per share by net income per share) decreased compared to 2006 and its return on average assets (which is calculated by dividing net income by average total assets) increased compared to 2006. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" included herein for more information regarding the Company's net income and the calculation of return on average shareholders' equity and return on average assets.

Short-Term Borrowings

The Bank uses borrowed funds as an additional source of funds for growth in earning assets. Short-term borrowings consist of federal funds purchased, flexible repurchase agreements purchased, securities sold under repurchase agreements and short-term Federal Home Loan Bank ("FHLB") advances.

The following table sets forth, for the periods indicated, certain information about the Bank's short-term borrowings and the components thereof:

	2007				
	End of Period		Daily Average		Maximum Outstanding at any Month End
	Balance	Interest Rate	Balance	Interest Rate	
	(Dollars in thousands)				
Federal funds purchased	$ 200	2.8 %	$ 39,558	5.3 %	$ 185,281
Flexible repurchase agreements purchased	-	-	4,149	4.2	8,581
Securities sold under agreement to repurchase	809,698	3.4	737,861	4.4	912,691
Short-term FHLB advances	706,586	2.9	279,125	4.9	706,586
Total	$ 1,516,484		$ 1,060,693		$ 1,813,139

	2006				
	End of Period		Daily Average		Maximum Outstanding at any Month End
	Balance	Interest Rate	Balance	Interest Rate	
Federal funds purchased	$ 2,400	4.8 %	$ 19,809	5.3 %	$ 51,450
Flexible repurchase agreements purchased	10,957	4.1	38,237	4.0	55,875
Securities sold under agreement to repurchase	659,081	4.5	637,026	4.3	715,011
Short-term FHLB advances	200,000	5.2	111,789	5.3	325,000
Total	$ 872,438		$ 806,861		$ 1,147,336

	2005				
	End of Period		Daily Average		Maximum Outstanding at any Month End
	Balance	Interest Rate	Balance	Interest Rate	
Federal funds purchased	$ 2,300	3.8 %	$ 9,953	3.0 %	$ 45,000
Flexible repurchase agreements purchased	59,531	4.0	12,877	3.8	59,556
Securities sold under agreement to repurchase	686,308	3.4	481,238	2.6	686,308
Short-term FHLB advances	2,000	3.8	20,874	3.1	62,000
Total	$ 750,139		$ 524,942		$ 852,864

Federal funds purchased generally mature the day following the date of purchase while securities sold under agreement to repurchase generally mature within 30 days from the date of the sale. Short-term FHLB borrowings generally mature within 30 days following the date of purchase. At December 31, 2007, the Bank had established informal federal funds borrowing lines of credit aggregating $635 million.

Long-Term Federal Home Loan Bank Borrowings

The Bank has entered into a blanket floating lien security agreement with the Federal Home Loan Bank ("FHLB") of Dallas. Under the terms of this agreement, the Bank is required to maintain sufficient collateral to secure borrowings in an aggregate amount of the lesser of 75% of the book value (unpaid principal balance) of the Bank's eligible mortgage loans pledged as collateral or 35% of the Bank's assets. At December 31, 2007, there were no call features on long-term FHLB borrowings.

At December 31, 2007, the following FHLB fixed long-term advances were repayable as follows:

Final due date	Interest rate	Amount (In thousands)
2009	3.40%-5.90%	$ 2,627
2010	3.02%-5.86%	3,500
2011	5.28%-6.93%	2,850
2012	4.71%	1,500
Thereafter	4.69%-5.99%	78,500
Total		$ 88,977

ITEM 1A. RISK FACTORS.

Certain statements contained in this Annual Report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, as amended. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "predict," "foresee," "may," "might," "will," "would," "could" or "intend," future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, those relating to the expiration of the Company's trademarks, the Company's ability to compete effectively, the effect of changes in laws, governmental regulations and legislative proposals affecting financial institutions, examinations of the Company by the Federal Reserve, Company's operating results, growth strategies and growth opportunities, interest earning assets and interest bearing liabilities, unsecured loans, credit card losses, commercial loans, mortgage loans, economic conditions in the Company's market area, internal control over financial reporting, maturities of held-to-maturity securities, valuation of mortgage servicing rights, diversification of revenue stream, the Company's policy regarding asset quality, net interest revenue, net interest margin, interest rate sensitivity, credit quality and credit losses, capital resources, sources of liquidity and liquidity strategies, sources of maturing loans and investment securities, sales of loans held for sale, cash from operating activities, deposits, non-performing assets, the Company's ability to declare and pay dividends, future acquisitions, market risk, significant accounting policies, underwriting and loan administration policies, indirect lending activities, market conditions, stock repurchase program, the impact of Hurricane Katrina, allowance for credit losses, financial condition of the Company's borrowers, off-balance sheet arrangements, pension and other post-retirement benefit amounts, loans in the Bank's consumer finance subsidiary, expansion of products and services offered by the Company's insurance agencies, charge-offs, legal and regulatory limitations and compliance, junior subordinated debt securities and the effect of certain legal claims and pending lawsuits.

We caution you not to place undue reliance on the forward-looking statements contained in this Annual Report in that actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors include, but are not limited to, the following:

- The ability of the Company to increase noninterest revenue and expand noninterest revenue business;
- Changes in general business or economic conditions or government fiscal and monetary policies;
- Fluctuations in prevailing interest rates and the effectiveness of the Company's interest rate hedging strategies;
- The ability of the Company to maintain credit quality;
- The ability of the Company to provide and market competitive products and services;
- Changes in the Company's operating or expansion strategy;
- Geographic concentration of the Company's assets and susceptibility to economic downturns in that area;
- The availability of and costs associated with maintaining and/or obtaining adequate and timely sources of liquidity;
- Laws and regulations affecting financial institutions in general;
- The ability of the Company to operate and integrate new technology;
- The ability of the Company to manage its growth and effectively serve an expanding customer and market base;
- The ability of the Company to attract, train and retain qualified personnel;
- Changes in consumer preferences;

- The ability of the Company to repurchase its common stock on favorable terms;
- The ability of the Company to collect amounts due under loan agreements and to attract deposits;
- Legislation and court decisions related to the amount of damages recoverable in legal proceedings;
- Possible adverse rulings, judgments, settlements and other outcomes of pending litigation; and
- Other factors generally understood to affect the financial results of financial services companies.

The Company undertakes no obligation to update its forward-looking statements to reflect events or circumstances that occur after the date of this Report.

In addition to the factors listed above that could influence our forward-looking statements, management believes that the risk factors set forth below should be considered in evaluating the Company's business. Other relevant risk factors are outlined below and may be supplemented from time to time in the Company's press releases and filings with the Securities and Exchange Commission.

We realize net interest income primarily from the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and changes in interest rates may adversely affect our profitability and assets.

Changes in prevailing interest rates may hurt our business. We derive our net interest income mainly from the difference or spread between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

Interest rates affect how much money we can lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. In addition, changes in interest rates can affect the average life of loans and investment securities. A reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because we generally are not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Changes in market interest rates could also reduce the value of our financial assets. If we are unsuccessful in managing the effects of changes in interest rates, our financial condition and results of operations could suffer.

Changes in interest rates could have an adverse impact on our results of operations and financial condition.

Our earnings and financial condition are dependent to a large degree upon net interest income, which is the difference between interest earned from loans and investments and interest paid on deposits and borrowings. The narrowing of the spread between interest earned on loans and investments and interest paid on deposits and borrowings could adversely affect our earnings and financial condition.

Interest rates are highly sensitive to many factors including:

- The rate of inflation;
- Economic conditions;
- Federal monetary policies; and
- Stability of domestic and foreign markets.

Changes in market interest rates will also affect the level of prepayments on loans as well as the payments received on mortgage backed securities, requiring the reinvestment at lower rates than the loans or securities were paying.

The Bank originates a significant amount of residential mortgage loans for sale and for our portfolio. The origination of residential mortgage loans is highly dependent on the local real estate market and the level of interest rates. Increasing interest rates tend to reduce the origination of loans for sale and consequently fee income, which we report as gain on sale of loans. Conversely, decreasing interest rates have the effect of causing clients to refinance mortgage loans faster than anticipated. This causes the value of mortgage servicing rights on the loans sold to be lower than originally anticipated. If this happens, the Company may be required to write down the value of our mortgage servicing rights faster than anticipated, which will increase expense and lower earnings.

Monetary policies and economic factors may limit our ability to attract deposits or make loans.

The monetary policies of federal regulatory authorities, particularly the Federal Reserve, and economic conditions in our service area and the United States generally, affect our ability to attract deposits and extend loans. We cannot predict either the nature and timing of any changes in these monetary policies and economic conditions, including the Federal Reserve's interest rate policies, or their impact on our financial performance. The banking business is subject to various material business risks, which may become more acute in periods of economic slowdown or recession. During such periods, foreclosures generally increase and such conditions could also lead to a potential decline in deposits and demand for loans.

Our allowance for credit losses may not be adequate to cover actual credit losses.

We make various assumptions and judgments about the collectibility of our loan and lease portfolio and provide an allowance for potential losses based on a number of factors. If our assumptions or judgments are wrong, our allowance for credit losses may not be sufficient to cover our actual losses, which could have an adverse effect on our operating results, and may also cause us to increase the allowance in the future. Further, our net income could decrease for any period in which we add additional amounts to our allowance for credit losses.

Hurricanes or other adverse weather events could negatively affect local economies where we maintain branch offices or cause disruption or damage to our branch office locations, which could have an adverse effect on our business or results of operations.

We have operations in Mississippi, Alabama, Louisiana, Texas and Florida, which include areas susceptible to hurricanes or tropical storms. Such weather conditions can disrupt our operations, result in damage to our branch office locations or negatively affect the local economies in which we operate. In late August 2005, Hurricane Katrina devastated parts of the Mississippi Gulf Coast, causing substantial damage to residences and businesses in these areas, including 13 of our banking locations. We cannot predict whether or to what extent damage caused by future hurricanes or storms will affect our operations or the economies in our market areas, but such weather conditions could result in a decline in loan originations and an increase in the risk of delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of devastating hurricanes or storms.

Our operations are subject to extensive governmental regulation.

BancorpSouth, Inc. is a financial holding company under the Bank Holding Company Act and BancorpSouth Bank is a Mississippi state banking corporation. Both are subject to extensive governmental regulation, legislation and control. These laws and regulations limit the manner in which we operate, including the amount of loans we can originate, interest we can charge on loans and fees we can charge for certain services. We cannot predict whether, or the extent to which, the government and governmental organizations may change any of these laws or controls. We also cannot predict how such changes would adversely affect our business and prospects.

We face risks in connection with completed or potential acquisitions.

Historically, we have grown through the acquisition of other financial institutions as well as the development of de novo offices. If appropriate opportunities present themselves, we intend to pursue additional acquisitions in the future that we believe are strategic. There can be no assurance that we will be able to identify, negotiate or finance future acquisitions successfully or integrate such acquisitions with our current business.

Upon completion of an acquisition, we are faced with the challenges of integrating the operations, services, products, personnel and systems of acquired companies into our business, which may divert management's attention from ongoing business operations. We cannot assure you that we will be successful in effectively integrating any acquisition into the operations of our business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized.

The success of our acquisitions is dependent on the continued employment of key employees. If acquired businesses do not meet projected revenue targets, or if certain key employees were to leave, we could conclude that the value of the businesses has decreased and that the related goodwill has been impaired. If we were to conclude that goodwill has been impaired, it would result in an impairment of goodwill charge to us, which would adversely affect our results of operations.

Issuing additional shares of our common stock to acquire other banks, bank holding companies, financial holding companies and insurance agencies may result in dilution for existing shareholders and may adversely affect the market price of our stock.

In connection with our growth strategy, we have issued, and may issue in the future, shares of our common stock to acquire additional banks, bank holding companies, financial holding companies and insurance agencies.

Resales of substantial amounts of common stock in the public market and the potential of such sales could adversely affect the prevailing market price of our common stock and impair our ability to raise additional capital through the sale of equity securities. We usually must pay an acquisition premium above the fair market value of acquired assets for the acquisition of banks, bank holding companies, financial holding companies and insurance agencies. Paying this acquisition premium, in addition to the dilutive effect of issuing additional shares, may also adversely affect the prevailing market price of our common stock.

Our ability to declare and pay dividends is limited by law.

We derive our income solely from dividends received from owning the Bank's common stock. Federal and state law limit the Bank's ability to declare and pay dividends. In addition, the Federal Reserve may impose restrictions on our ability to declare and pay dividends on our common stock.

Our growth strategy includes risks that could have an adverse effect on financial performance.

A significant element of our growth strategy is the acquisition of additional banks, bank holding companies, financial holding companies and insurance agencies in order to achieve greater economies of scale. We cannot assure you that the current level of growth opportunities will continue to exist, that we will be able to acquire banks, insurance agencies, bank holding companies and financial holding companies that satisfy our criteria or that any such acquisitions will be on terms favorable to us. Further, our growth strategy requires that we continue to hire qualified personnel, while concurrently expanding our managerial and operational infrastructure. We cannot assure you that we will be able to hire and retain qualified personnel or that we will be able to successfully expand our infrastructure to accommodate future acquisitions or growth. As a result of these factors, we may not realize the expected economic benefits associated with our acquisitions. This could have a material adverse effect on our financial performance.

Diversification in types of financial services may adversely affect our financial performance.

As part of our business strategy, we may further diversify our lines of business into areas that are not traditionally associated with the banking business. As a result, we would need to manage the development of new business lines in which we have not previously participated. Each new business line would require the investment of additional capital and the significant involvement of our senior management to develop and integrate the service subsidiaries with our traditional banking operations. We can offer no assurances that we will be able to develop and integrate new services without adversely affecting our financial performance.

We compete with other financial holding companies, bank holding companies, banks, insurance and financial services companies.

The banking business is extremely competitive in our service areas in Mississippi, Tennessee, Alabama, Arkansas, Texas, Louisiana, Florida and Missouri. We compete, and will continue to compete, with well-established banks, credit unions, insurance agencies and other financial institutions, some of which have significantly greater resources and lending limits. Some of our competitors provide certain services that we do not provide.

Anti-takeover provisions may discourage a change of our control.

Our governing documents and certain agreements to which we are a party contain provisions which make a change-in-control difficult to accomplish, and may discourage a potential acquirer. These include a shareholder rights plan, or "poison pill," a classified or "staggered" Board of Directors, change-in-control agreements with members of management and supermajority voting requirements. These anti-takeover provisions may have an adverse effect on the market for our common stock.

Securities that we issue, including our common stock, are not FDIC insured.

Securities that we issue, including our common stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC, the Bank Insurance Funds, any other governmental agency or instrumentality or any private insurer and are subject to investment risk, including the possible loss of principal

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The physical properties of the Company are held by its subsidiaries as follows:

a. BancorpSouth Bank - The main office is located at One Mississippi Plaza, 201 South Spring Street in the central business district of Tupelo, Mississippi in a seven-floor, modern, glass, concrete and steel office building owned by the Bank. The Bank occupies approximately 75% of the space, with the remainder leased to various unaffiliated tenants.

   The Bank owns 240 of its 272 branch banking facilities. The remaining 32 branch banking facilities are occupied under leases with unexpired terms ranging from one to 11 years. The Bank also owns other buildings that provide space for computer operations, lease servicing, mortgage lending, warehouse needs and other general purposes.

   The Bank considers all its buildings and leased premises to be in good condition The Bank also owns several parcels of property acquired under foreclosure. Ownership of and rentals on other real property by the Bank are not material.

b. BancorpSouth Insurance Services, Inc. - This wholly-owned subsidiary of the Bank owns four of the 14 offices it occupies. It leases ten offices that have unexpired terms varying in duration from one to nine years.

ITEM 3. LEGAL PROCEEDINGS.

The Company and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions with numerous customers through offices in eight states. Although the Company and its subsidiaries have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, litigation presents an ongoing risk.

The Company and its subsidiaries are defendants in various lawsuits arising out of the normal course of business, including claims against entities to which the Company is a successor as a result of business combinations. In the opinion of management, the ultimate resolution of such matters should not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation is, however, inherently uncertain, and the Company cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur.

The Company reported litigation expense of approximately $2.3 million in 2007 due to legal and other accruals established relative to the Company's proportionate share of projected Visa, Inc.'s litigation charges. These reserves pertain to Visa, Inc.'s settlement with American Express, as well as other pending Visa, Inc. litigation and was based on information available from Visa, Inc. and other member banks. The Bank, as a member of Visa, Inc. is obligated to share in certain liabilities associated with Visa, Inc.'s settled and pending litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matter was submitted to a vote of the Company's security holders during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

MARKET FOR COMMON STOCK

The common stock of the Company trades on the New York Stock Exchange under the symbol "BXS." The following table sets forth, for the quarters indicated, the range of sale prices of the Company's common stock as reported on the New York Stock Exchange:

		High	Low
2007	Fourth	$ 25.78	$ 21.19
	Third	26.50	21.75
	Second	25.55	23.22
	First	27.56	23.51
2006	Fourth	$ 28.32	$ 24.61
	Third	28.60	26.03
	Second	27.25	23.60
	First	24.69	21.78

HOLDERS OF RECORD

As of February 21, 2008, there were 9,346 shareholders of record of the Company's common stock.

DIVIDENDS

The Company declared cash dividends each quarter in an aggregate annual amount of $0.83 per share during 2007 and $0.79 per share during 2006. Future dividends, if any, will vary depending on the Company's profitability, anticipated capital requirements and applicable federal and state regulations. See "Item 1. Business – Regulation and Supervision" and Note 16 to the Company's Consolidated Financial Statements included elsewhere in this Report for more information on restrictions and limitations on the Company's ability to pay dividends.

ISSUER PURCHASES OF EQUITY SECURITIES

The Company made the following purchases of its common stock during the three months ended December 31, 2007:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October 1 - October 31	-	$ -	-	2,668,000
November 1 - November 30	113,700	22.22	113,700	2,554,300
December 1 - December 31	-	-	-	2,554,300
Total	113,700			

(1) On March 21, 2007, the Company announced a stock repurchase program pursuant to which the Company may purchase up to three million shares of its common stock during the period between May 1, 2007 and April 30, 2009. During the three months ended December 31, 2007, the Company terminated no repurchase plans or programs and no such plans or programs expired.

ITEM 6. SELECTED FINANCIAL DATA.

The table below sets forth the Company's selected financial and operating data. When reviewing this selected financial and operating data, it is important that you read along with it the historical financial statements and related notes included elsewhere in this Report, as well as the section of this Report captioned "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for, among other things, a discussion of accounting changes and business combinations.

	Year Ended December 31				
	2007	2006	2005	2004	2003
Earnings Summary:			(In thousands)		
Interest revenue	$ 801,242	$ 681,891	$ 559,936	$ 497,629	$ 526,911
Interest expense	378,343	296,092	204,379	163,837	175,805
Net interest revenue	422,899	385,799	355,557	333,792	351,106
Provision for credit losses	22,696	8,577	24,467	17,485	25,130
Net interest revenue, after provision for credit losses	400,203	377,222	331,090	316,307	325,976
Noninterest revenue	231,799	206,094	198,812	183,519	190,086
Noninterest expense	428,058	393,154	362,102	342,945	322,594
Income before income taxes	203,944	190,162	167,800	156,881	193,468
Income tax expense	66,001	64,968	52,601	46,261	62,334
Net income	$ 137,943	$ 125,194	$ 115,199	$ 110,620	$ 131,134

	Year Ended December 31				
	2007	2006	2005	2004	2003
Per Share Data:	(Dollars in thousands, except per share amounts)				
Net income: Basic	$ 1.69	$ 1.58	$ 1.47	$1.44	$1.69
Diluted	1.69	1.57	1.47	1.43	1.68
Cash dividends	0.83	0.79	0.76	0.73	0.66
Book value	14.54	12.98	12.33	11.74	11.15
Balance Sheet - Year-End Balances:					
Total assets	$13,189,841	$12,040,521	$11,768,674	$10,848,193	$10,305,035
Total securities	2,627,110	2,765,419	2,766,411	2,988,407	3,081,681
Loans, net of unearned income	9,179,684	7,871,471	7,365,555	6,836,698	6,233,067
Total deposits	10,064,099	9,710,578	9,607,258	9,059,091	8,599,128
Long-term debt	88,977	135,707	137,228	141,094	138,498
Total shareholders' equity	1,196,626	1,026,585	977,166	916,428	868,906
Selected Ratios:					
Return on average assets	1.07%	1.06%	1.05%	1.05%	1.28%
Return on average equity	12.31%	12.52%	12.33%	12.67%	15.50%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

The Company is a regional financial holding company with approximately $13.2 billion in assets headquartered in Tupelo, Mississippi. The Company's wholly-owned banking subsidiary has commercial banking operations in Mississippi, Tennessee, Alabama, Arkansas, Texas, Louisiana, Florida and Missouri. The Bank and its consumer finance, credit insurance, insurance agency and brokerage subsidiaries provide commercial banking, leasing, mortgage origination and servicing, insurance, brokerage and trust services to corporate customers, local governments, individuals and other financial institutions through an extensive network of branches and offices.

Management's discussion and analysis provides a narrative discussion of the Company's financial condition and results of operations for the previous three years. For a complete understanding of the following discussion, you should refer to the Consolidated Financial Statements and related Notes presented elsewhere in this Report. This discussion and analysis is based on reported financial information, and certain amounts for prior years have been reclassified to conform with the current financial statement presentation. The information that follows is provided to enhance comparability of financial information between years and to provide a better understanding of the Company's operations.

As a financial holding company, the financial condition and operating results of the Company are heavily influenced by economic trends nationally and in the specific markets in which the Company's subsidiaries provide financial services. Most of the revenue of the Company is derived from the operation of its principal operating subsidiary, the Bank. The financial condition and operating results of the Bank are affected by the level and volatility of interest rates on loans, investment securities, deposits and other borrowed funds, and the impact of economic downturns on loan demand and creditworthiness of existing borrowers. The financial services industry is highly competitive and heavily regulated. The Company's success depends on its ability to compete aggressively within its markets while maintaining sufficient asset quality and cost controls to generate net income.

The table below summarizes key indicators of the Company's financial performance for the years ended December 31, 2007, 2006 and 2005.

(Dollars in thousands, except per share amounts)		2007	% Change	2006	% Change	2005
Net income		$137,943	10.2 %	$125,194	8.7 %	$115,199
Net income per share:	Basic	$ 1.69	7.0	$ 1.58	7.5	$ 1.47
	Diluted	$ 1.69	7.6	$ 1.57	6.8	$ 1.47
Return on average assets		1.07%	1.1	1.06%	1.0	1.05%
Return on average shareholders' equity		12.31%	(1.7)	12.52%	1.5	12.33%

The increase in the Company's net income for 2007 when compared to 2006 was primarily attributable to the increase in its net interest revenue. The primary source of revenue for the Company is the amount of net interest revenue earned by the Bank. .Net interest revenue is the difference between interest earned on loans and investments and interest paid on deposits and other obligations. Net interest revenue for 2007 was $422.9 million, compared to $385.8 million for 2006 and $355.6 million for 2005. Net interest revenue is affected by the general level of interest rates, changes in interest rates and changes in the amount and composition of interest earning assets and interest bearing liabilities. The Company's long-term objective is to manage those assets and liabilities to maximize net interest revenue, while balancing interest rate, credit, liquidity and capital risks. In 2007, net interest revenue was significantly impacted by the acquisition of The Signature Bank in the first quarter of 2007. Also in 2007, the Company's net interest revenue continued to be positively impacted by increases in interest rates earned on loans and investment securities as well as the increased loan demand throughout most of the Bank's markets and the Company's continued focus on funding this growth with maturing investment securities and lower-cost liabilities.

While the increase in net interest revenue in 2007 compared to 2006 positively impacted net income, the provision for credit losses increased in 2007 when compared to 2006, negatively impacting net income. The increase in the provision for credit losses for 2007 was a result of the loan growth experienced during 2007 as well as a result of the reduction in credit reserves related to Hurricane Katrina in 2006. During 2005, the Company increased its provision by $7.6 million related to the expected impact of Hurricane Katrina on the Mississippi Gulf Coast region. Because the actual effect of Hurricane Katrina on the Company's customers was less than what was originally estimated in 2005, the Company reversed $5.9 million of the allowance for credit losses that was related to Hurricane Katrina during 2006. Net charge-offs remained fairly stable in 2007 at 0.14% of average loans after decreasing to 0.15% of average loans in 2006 from 0.23% of average loans in 2005 as a result of improved asset quality. Because mortgage lending decisions are based on conservative lending policies, the Company continues to have nominal exposure, approximately $329,000 as of December 31, 2007, to the credit issues affecting the sub-prime residential mortgage market.

The Company has taken steps to diversify its revenue stream by increasing the amount of revenue received from mortgage lending operations, insurance agency activities, brokerage and securities activities and other activities that generate fee income. Management believes this diversification is important to reduce the impact of fluctuations in net interest revenue on the overall operating results of the Company. Noninterest revenue for 2007 was $231.8 million, compared to $206.1 million for 2006 and $198.8 million in 2005. One of the primary contributors to noninterest revenue in 2007 was the increase in insurance commissions. Insurance commissions increased 12.5% in 2007 compared to 2006 after increasing 15.3% in 2006 compared to 2005 as a result of the increase in policies written in 2007 and 2006, including substantial new business generated in the Mississippi Gulf Coast region, coupled with higher policy premiums. Debit card, credit card and merchant fees increased in 2007 compared to 2006 as a result of an increase in the numerical and monetary volume of items processed. Service charges on deposit accounts increased in 2007 compared to 2006 because of higher volumes of items processed and growth in the number of deposit accounts. Noninterest revenue in 2007 was also positively impacted by gains of $3.4 million related to the sale or redemption of a portion of the Company's MasterCard common stock holdings.

Noninterest expense for 2007 was $428.1 million, an increase of 8.9% from $393.2 million for 2006, which was an increase of 8.6% from $362.1 million for 2005. The increases in noninterest expense primarily resulted from additional salaries and employee benefits associated with the acquisitions of two banks since December 2005 and increased occupancy costs from opening new offices during 2007 and 2006 as the Company continued to reinvest by expanding its branch and ATM networks while systems and operational consolidation efforts continued. The Company completed the acquisition of City Bancorp on March 1, 2007. City Bancorp's banking subsidiary, The Signature Bank, merged with and into the Bank on July 1, 2007. The Company completed the acquisition of American State Bank Corporation on December 1, 2005. Pursuant to the merger, American State

Bank Corporation's banking subsidiary, American State Bank, merged with and into the Bank. Income tax expense was $66.0 million in 2007, $65.0 million in 2006 and $52.6 million in 2005. Income tax expense increased in 2007 primarily as a result of an increase in pretax income in 2007 while income tax expense increased in 2006 primarily as a result of an increase in the provision for income taxes of $6.8 million due to a statutory limitation that prevented the Company from recovering excess income taxes paid in prior years. The major components of net income are discussed in more detail in the various sections that follow.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 1 to the Company's Consolidated Financial Statements included elsewhere in this Report). The Company believes that its determination of the allowance for credit losses, the valuation of mortgage servicing rights and the estimation of pension and other post retirement benefit amounts involve a higher degree of judgment and complexity than the Company's other significant accounting policies. Further, these estimates can be materially impacted by changes in market conditions or the actual or perceived financial condition of the Company's borrowers, subjecting the Company to significant volatility of earnings.

Allowance for Credit Losses

The allowance for credit losses is established through the provision for credit losses, which is a charge against earnings. Provisions for credit losses are made to reserve for estimated probable losses on loans. The allowance for credit losses is a significant estimate and is regularly evaluated by the Company for adequacy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower's ability to pay. In determining an adequate allowance for credit losses, management makes numerous assumptions, estimates and assessments. The use of different estimates or assumptions could produce different provisions for credit losses. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Provisions for Credit Losses and Allowance for Credit Losses" included herein for more information. At December 31, 2007, the allowance for credit losses was $115.2 million, representing 1.25% of total loans and leases at year-end.

Mortgage Servicing Rights

The Company recognizes as assets the rights to service mortgage loans for others, known as mortgage servicing rights ("MSRs"). Prior to the Company's adoption of SFAS No. 156 "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140," MSRs were capitalized based on the relative fair value of the servicing right and the mortgage loan on the date the mortgage loan is sold. As a result of the Company's adoption of SFAS No. 156 on January 1, 2006, the Company carries MSRs at fair value with subsequent remeasurement of MSRs based on change in fair value. In determining the fair value of MSRs, the Company utilizes the expertise of an independent third party. An estimate of the fair value of the Company's MSRs is determined by the independent third party utilizing assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends and industry demand. This estimate and the assumptions used by the independent third party to arrive at the estimate are reviewed by management. Because the valuation is determined by using discounted cash flow models, the primary risk inherent in valuing the MSRs is the impact of fluctuating interest rates on the estimated life of the servicing revenue stream. The use of different estimates or assumptions could also produce different fair values. The Company does not hedge the change in fair value of MSRs and, therefore, the Company is susceptible to significant fluctuations in the fair value of its MSRs in changing interest rate environments. At December 31, 2007, the Company's mortgage servicing asset was valued at $32.5 million.

Pension and Postretirement Benefits

Accounting for pension and other postretirement benefit amounts is another area where the accounting guidance requires management to make various assumptions in order to appropriately value any related asset or liability. Estimates that the Company makes to determine pension-related assets and liabilities include actuarial assumptions, expected long-term rate of return on plan assets, rate of compensation increase for participants and discount rate. Estimates that the Company makes to determine asset and liability amounts for other postretirement benefits include actuarial assumptions and a discount rate. Changes in these estimates could impact earnings. For example, lower expected long-term rates of return on plan assets could negatively impact earnings, as would lower estimated discount rates or higher rates of compensation increase. In estimating the projected benefit obligation, actuaries must make assumptions about such factors as mortality rate, turnover rate, retirement rate, disability rate and the rate of compensation increases. The Company accounts for the over-funded or under-funded status of its defined benefit and postretirement plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which the changes occur through comprehensive income as required by SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS No. 87, 88, 106 and 132R" which was adopted on December 31, 2006. The adoption of SFAS No. 158 had no material impact on the regulatory requirements for capital of the Company. In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the Company calculates the expected return on plan assets each year based on the balance in the pension asset portfolio at the beginning of the year and the expected long-term rate of return on that portfolio. In determining the reasonableness of the expected rate of return, the Company considers a variety of factors including the actual return earned on plan assets, historical rates of return on the various asset classes of which the plan portfolio is comprised and current/prospective capital market conditions and economic forecasts. The Company used an expected rate of return of 8% on plan assets for 2007. The discount rate is the rate used to determine the present value of the Company's future benefit obligations for its pension and other postretirement benefit plans. The Company determines the discount rate to be used to discount plan liabilities at the measurement date with the assistance of our actuary using the Citigroup Pension Liability Curve. The Company developed a level equivalent yield using the expected cash flows from the BancorpSouth, Inc. Retirement Plan based on the December 31, 2007 Citigroup Pension Discount Curve. The Citigroup Pension Liability Curve is published on the Society of Actuaries website along with a background paper on this interest rate curve. Based on this analysis, the Company established its discount rate assumption for determination of the projected benefit obligation of the pension plans at 6.33% based on a December 31, 2007 measurement date.

RESULTS OF OPERATIONS

Net Interest Revenue

Net interest revenue increased 9.6% to $422.9 million in 2007 from $385.8 million in 2006, which represented an increase of 8.5% from $355.6 million in 2005. The increase in net interest revenue for 2007 and 2006 is related to the combination of growth in loans and the Company's continued focus on funding this growth with maturing investment securities and lower-cost liabilities. The increase in net interest revenue for 2007 was also attributed to the acquisition of The Signature Bank during the first quarter of 2007. Net interest revenue is the difference between interest revenue earned on assets such as loans, leases and securities, and interest expense paid on liabilities such as deposits and borrowings, and continues to provide the Company with its principal source of revenue. Net interest revenue is affected by the general level of interest rates, changes in interest rates and changes in the amount and composition of interest earning assets and interest bearing liabilities. The Company's long-term objective is to manage interest earning assets and interest bearing liabilities to maximize net interest revenue, while balancing interest rate, credit, liquidity and capital risks. For purposes of the following discussion, revenue from tax-exempt loans and investment securities has been adjusted to a fully taxable equivalent basis, using an effective tax rate of 35%.

Interest revenue increased 17.2% to $811.2 million in 2007 from $692.0 million in 2006, which represented an increase of 21.6% from $569.1 million in 2005. The increase in interest revenue during 2007 was attributable to a 9.7% increase in average interest earning assets to $11.7 billion in 2007 and an increase in the yield of those assets of 44 basis points to 6.90% in 2007. The acquisition of The Signature Bank in the first quarter of 2007 was the primary contributor to the increases in interest revenue and average interest earning assets in 2007 when compared to 2006. The increase in asset yields in 2007 when compared to 2006 resulted from increased loan demand with the Company funding this loan demand with maturing lower interest rate securities. The increase in interest revenue during 2006 was attributable to a 6.9% increase in average interest earning assets to $10.7 billion in 2006 and an increase in the yield of those assets of 78 basis points to 6.46% in 2006. The increase in interest revenue during 2005 was attributable to a 2.8% increase in average interest earning assets to $10.0 billion in 2005 and an increase in the yield of those assets of 48 basis points to 5.68% in 2005.

Interest expense increased 27.8% to $378.3 million in 2007 from $296.1 million in 2006, which represented an increase of 44.9% from $204.4 million in 2005. The increase in interest expense during 2007 was attributable to a 10.9% increase in average interest bearing liabilities to $9.9 billion in 2007 and an increase in the average rate paid on those liabilities of 50 basis points to 3.82% in 2007. Again, the acquisition of The Signature Bank during the first quarter of 2007 was the primary contributor to the increases in average interest bearing liabilities and the average rate paid on those liabilities in 2007 when compared to 2006. The increase in interest expense during 2006 was attributable to a 6.4% increase in average interest bearing liabilities to $8.9 billion in 2006 and an increase in the average rate paid on those liabilities of 88 basis points to 3.32% in 2006. The increase in interest expense during 2005 was attributable to a 1.5% increase in average interest bearing liabilities to $8.4 billion in 2005 and an increase in the average rate paid on those liabilities of 46 basis points to 2.44% in 2005.

The relative performance of the Company's lending and deposit-raising functions is frequently measured by two calculations – net interest margin and net interest rate spread. Net interest margin is determined by dividing fully-taxable equivalent net interest revenue by average earning assets. Net interest rate spread is the difference between the average fully-taxable equivalent yield earned on interest earning assets and the average rate paid on interest bearing liabilities. Net interest margin is generally greater than the net interest rate spread because of the additional income earned on those assets funded by noninterest bearing liabilities, or free funding, such as noninterest bearing demand deposits and shareholders' equity.

Net interest margin for 2007 was 3.68%, a decrease of 2 basis points from 3.70% for 2006 which represented an increase of 6 basis points from 3.64% for 2005. Net interest rate spread for 2007 was 3.09%, a decrease of 5 basis points from 3.14% for 2006, which represented an decrease of 10 basis points from 3.24% for 2005. The decrease in net interest margin for 2007 was primarily a result of the larger percentage increase in average earning assets relative to the percentage increase in the earning asset yield. Conversely, the increase in net interest margin for 2006 was primarily a result of the larger percentage increase in the earning asset yield relative to the percentage increase in the average earning assets. The earning asset yield increase for 2007 and 2006 was a result of favorable economic activity throughout most of the Bank's markets, resulting in stronger loan demand. The Company has invested funds from maturing securities in higher rate loans or new higher rate short- and intermediate-term investments. The Company has also chosen to fund its loan growth with lower rate short-term FHLB borrowings rather than higher rate time deposits. The decrease in the net interest rate spread for 2007 was primarily a result of the larger increase in the average rate paid on interest bearing liabilities, from 3.32% in 2006 to 3.82% in 2007, than the increase in the average rate earned on interest earning assets from 6.46% in 2006 to 6.90% in 2007. The decrease in the net interest rate spread for 2006 was primarily a result of the larger increase in the average rate paid on interest bearing liabilities, from 2.44% in 2005 to 3.32% in 2006, than the increase in the average rate earned on interest earning assets from 5.68% in 2005 to 6.46% in 2006. The increase in net interest margin and net interest rate spread in 2005 was primarily a result of the larger increase in the average rate earned on interest earning assets, from 5.20% in 2004 to 5.68% in 2005, than the increase in the average rate paid on interest bearing liabilities, from 1.98% in 2004 to 2.44% in 2005. The earning asset yield increase for 2005 was a result of the favorable economic activity throughout most of the Bank's markets, driving increased interest rates as well as stronger loan demand while the Company maintained a conservative stance in the average maturity of its investment assets mitigating the Company's liability-sensitivity during 2005 as interest rates increased.

The Company experienced growth in average interest earning assets and average interest bearing liabilities during the three years ended December 31, 2007. Average interest earning assets increased 9.7% during 2007, 6.9% during 2006 and 2.8% during 2005. Average interest bearing liabilities increased 10.9% during 2007, 6.4% during 2006 and 1.5% during 2005 because of increases in the Company's deposits and short-term borrowings. The larger increases in average interest earning assets and average interest bearing liabilities in 2007 were a result of the acquisition of The Signature Bank during the first quarter of 2007.

The table below presents average interest earning assets, average interest bearing liabilities, net interest income, net interest margin and net interest rate spread for the three years ended December 31, 2007. Each of the measures is reported on a fully-taxable equivalent basis.

(Taxable equivalent basis)	2007 Average Balance	2007 Interest	2007 Yield/ Rate	2006 Average Balance	2006 Interest	2006 Yield/ Rate	2005 Average Balance	2005 Interest	2005 Yield/ Rate
				(Dollars in thousands)					
ASSETS									
Loans and leases (net of unearned income) (1)(2)	$ 8,784,940	$ 672,193	7.65%	$ 7,579,935	$ 556,320	7.34%	$ 7,026,009	$ 453,094	6.45%
Loans held for sale	95,313	5,962	6.26%	67,196	4,353	6.48%	72,291	3,195	4.42%
Held-to-maturity securities:									
Taxable	1,530,247	68,142	4.45%	1,517,430	63,010	4.15%	1,100,432	38,839	3.53%
Non-taxable (3)	189,234	12,701	6.71%	183,986	12,297	6.68%	143,679	10,027	6.98%
Available-for-sale securities:									
Taxable	977,459	41,212	4.22%	1,135,506	42,352	3.73%	1,412,600	49,319	3.49%
Non-taxable (4)	84,292	6,194	7.35%	106,635	7,729	7.25%	129,519	9,307	7.19%
Federal funds sold, securities purchased under agreement to resell and short-term investments	87,948	4,831	5.49%	121,639	5,895	4.85%	139,444	5,294	3.80%
Total interest earning assets and revenue	11,749,433	811,235	6.90%	10,712,327	691,956	6.46%	10,023,974	569,075	5.68%
Other assets	1,217,135			1,184,643			1,040,527		
Less: allowance for credit losses	(109,433)			(98,817)			(95,627)		
Total	$ 12,857,135			$ 11,798,153			$ 10,968,874		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits:									
Demand - interest bearing	$ 3,191,433	$ 83,833	2.63%	$ 2,886,030	$ 60,145	2.08%	$ 2,849,199	$ 38,947	1.37%
Savings	718,080	9,301	1.30%	744,106	7,987	1.07%	738,555	5,967	0.81%
Other time	4,636,436	215,723	4.65%	4,211,371	172,368	4.09%	3,998,864	126,183	3.16%
Federal funds purchased, securities sold under agreement to repurchase and short-term FHLB borrowings	1,057,057	48,098	4.55%	807,860	35,835	4.44%	526,274	14,080	2.68%
Junior subordinated debt securities	159,939	13,067	8.17%	144,847	11,791	8.14%	138,714	11,142	8.03%
Long-term FHLB borrowings	144,006	8,321	5.77%	136,411	7,966	5.84%	137,902	8,060	5.84%
Total interest bearing liabilities and expense	9,906,951	378,343	3.81%	8,930,625	296,092	3.32%	8,389,508	204,379	2.44%
Demand deposits - noninterest bearing	1,654,149			1,712,934			1,523,793		
Other liabilities	175,035			154,262			121,010		
Total liabilities	11,736,135			10,797,821			10,034,311		
Shareholders' equity	1,121,000			1,000,332			934,563		
Total	$ 12,857,135			$ 11,798,153			$ 10,968,874		
Net interest revenue		$ 432,892			$ 395,864			$ 364,696	
Net interest margin			3.68%			3.70%			3.64%
Net interest rate spread			3.09%			3.14%			3.24%
Interest bearing liabilities to interest earning assets			84.32%			83.37%			83.69%

(1) Includes taxable equivalent adjustment to interest of $3,380,000, $3,055,000 and $2,372,000 in 2007, 2006 and 2005, respectively, using an effective tax rate of 35%.
(2) Non-accrual loans are included in Loans (net of unearned income).
(3) Includes taxable equivalent adjustments to interest of $4,445,000, $4,304,000 and $3,509,000 in 2007, 2006 and 2005, respectively, using an effective tax rate of 35%.
(4) Includes taxable equivalent adjustment to interest of $2,168,000, $2,706,000 and $3,258,000 in 2007, 2006 and 2005, respectively, using an effective tax rate of 35%.

Net interest revenue may also be analyzed by segregating the rate and volume components of interest revenue and interest expense. The table below presents an analysis of rate and volume change in net interest revenue from 2006 to 2007 and from 2005 to 2006. Changes that are not solely a result of volume or rate have been allocated to volume.

	2007 over 2006 - Increase (Decrease)			2006 over 2005 - Increase (Decrease)		
(Taxable equivalent basis)	Volume	Rate	Total	Volume	Rate	Total
INTEREST REVENUE			(In thousands)			
Loans (net of unearned income)	$ 92,203	$ 23,670	$ 115,873	$ 40,655	$ 62,571	$ 103,226
Loans held for sale	1,759	(150)	1,609	(330)	1,488	1,158
Held-to-maturity securities:						
Taxable	571	4,561	5,132	17,315	6,856	24,171
Non-taxable	352	52	404	2,694	(424)	2,270
Available-for-sale securities:						
Taxable	(6,664)	5,524	(1,140)	(10,335)	3,368	(6,967)
Non-taxable	(1,642)	107	(1,535)	(1,659)	81	(1,578)
Federal funds sold, securities purchased under agreement to resell and short-term investments	(1,851)	787	(1,064)	(863)	1,464	601
Total	84,728	34,551	119,279	47,477	75,404	122,881
INTEREST EXPENSE						
Demand - interest bearing	8,022	15,666	23,688	768	20,430	21,198
Savings	(337)	1,651	1,314	60	1,960	2,020
Other time	19,777	23,578	43,355	8,698	37,487	46,185
Federal funds purchased, securities sold under agreement to repurchase and short-term FHLB borrowings	11,339	924	12,263	12,491	9,264	21,755
Junior subordinated debt securities	1,233	43	1,276	500	149	649
Long-term FHLB borrowings	452	(97)	355	(87)	(7)	(94)
Total	40,486	41,765	82,251	22,430	69,283	91,713
Total increase (decrease)	$ 44,242	$ (7,214)	$ 37,028	$ 25,047	$ 6,121	$ 31,168

Interest Rate Sensitivity

The interest rate sensitivity gap is the difference between the maturity or repricing opportunities of interest sensitive assets and interest sensitive liabilities for a given period of time. A prime objective of asset/liability management is to maximize net interest margin while maintaining a reasonable mix of interest sensitive assets and liabilities. The following table presents the Company's interest rate sensitivity at December 31, 2007:

	Interest Rate Sensitivity - Maturing or Repricing			
	0 to 90 Days	91 Days to 1 Year	Over 1 Year to 5 Years	Over 5 Years
	(In thousands)			
INTEREST EARNING ASSETS:				
Interest bearing deposits with banks	$ 12,710	$ -	$ -	$ -
Held-to-maturity securities	47,677	395,216	878,171	304,852
Available-for-sale and trading securities	129,809	96,375	412,348	362,662
Loans, net of unearned income	4,822,969	1,665,395	2,483,136	208,184
Loans held for sale	102,674	273	1,711	23,874
Total interest earning assets	5,115,839	2,157,259	3,775,366	899,572
INTEREST BEARING LIABILITIES:				
Interest bearing demand deposits and savings	3,974,724	-	-	-
Other time deposits	1,407,815	2,244,225	765,359	1,778
Federal funds purchased and securities sold under agreement to repurchase and short-term FHLB borrowings	1,487,310	3,171	26,003	-
Long-term FHLB borrowings and junior subordinated debt securities	-	-	10,477	238,812
Other	-	49	39	111
Total interest bearing liabilities	6,869,849	2,247,445	801,878	240,701
Interest rate sensitivity gap	$(1,754,010)	$ (90,186)	$ 2,973,488	$ 658,871
Cumulative interest sensitivity gap	$(1,754,010)	$(1,844,196)	$ 1,129,292	$ 1,788,163

In the event interest rates decline after 2007, based on this interest rate sensitivity gap, it is likely that the Company would experience slightly increased net interest revenue in the following one-year period, as the cost of funds will decrease at a more rapid rate than interest revenue on interest earning assets. Conversely, in the event interest rates increase after 2007, based on this interest rate sensitivity gap, the Company would likely experience decreased net interest revenue in the following one-year period. It should be noted that the balances shown in the table above are at December 31, 2007 and may not be reflective of positions at other times during the year or in subsequent periods. Allocations to specific interest rate sensitivity periods are based on the earlier of maturity or repricing dates.

Provisions for Credit Losses and Allowance for Credit Losses

The provision for credit losses is the periodic cost of providing an allowance or reserve for estimated probable losses on loans and leases. The Bank employs a systematic methodology for determining its allowance for credit losses that considers both qualitative and quantitative factors and requires that management make material estimates and assumptions that are particularly susceptible to significant change. Some of the quantitative factors considered by the Bank include loan and lease growth, changes in nonperforming and past due loans and leases, historical loan and lease loss experience, delinquencies, management's assessment of loan and lease portfolio quality, the value of collateral and concentrations of loans and leases to specific borrowers or industries. Some of the qualitative factors that the Bank considers include existing general economic conditions and the inherent risks of individual loans and leases.

The allowance for credit losses is based principally upon the Bank's loan and lease classification system, delinquencies and historic loss rates. The Bank has a disciplined approach for assigning credit ratings and classifications to individual credits. Each credit is assigned a grade by the appropriate loan officer, which serves as a basis for the credit analysis of the entire portfolio. The assigned grade reflects the borrower's creditworthiness, collateral values, cash flows and other factors. An independent loan review department of the Bank is responsible for reviewing the credit rating and classification of individual credits and assessing trends in the portfolio, adherence to internal credit policies and procedures and other factors that may affect the overall adequacy of the allowance. The work of the loan review department is supplemented by governmental regulatory agencies in connection with their periodic examinations of the Bank, which provides an additional independent level of review. The loss factors assigned to each classification are based upon the attributes of the loans and leases typically assigned to each grade (such as loan to collateral values and borrower creditworthiness). Further, the Bank requires that a relatively narrow group of loans that have adverse internal ratings or that are significantly past due be subject to testing for impairment as required by SFAS No. 114. Management periodically reviews the loss factors assigned in light of the general economic environment and overall condition of the loan and lease portfolio and modifies the loss factors assigned to each classification as it deems appropriate. The overall allowance generally includes a component representing the results of other analyses intended to ensure that the allowance is adequate to cover other probable losses inherent in the portfolio. This component considers analyses of changes in credit risk resulting from the differing underwriting criteria in acquired loan and lease portfolios, industry concentrations, changes in the mix of loans and leases originated, overall credit criteria and other economic indicators.

The provision for credit losses, the allowance for credit losses as a percentage of loans and leases outstanding at December 31, 2007, 2006 and 2005 and net charge-offs and net charge-offs as a percentage of average loans and leases for those years are shown in the following table:

	December 31		
	2007	2006	2005
	(Dollars in thousands)		
Provision for credit losses	$ 22,696	$ 8,577	$ 24,467
Allowance for credit losses as a percentage of loans and leases outstanding	1.25%	1.26%	1.38%
Net charge-offs	$ 12,486	$ 11,243	$ 15,876
Net charge-offs as a percentage of average loans and leases	0.14%	0.15%	0.23%

The increase in the provision for credit losses in 2007 compared to 2006 was a result of the increased credit risk from the loan growth experienced by the Company, an increase in net charge-offs, as well as some downward migration of loans within the Bank's loan and lease credit ratings and classifications coupled with the $5.9 million reduction in the provision for credit losses in 2006 related to Hurricane Katrina because losses in the area impacted by the hurricane were less than originally anticipated. The decrease in the provision for credit losses in 2006 compared to 2005 was largely a result of the special provision for credit losses of $7.6 million recorded in 2005 related to the expected impact of Hurricane Katrina on the Mississippi Gulf Coast region with the Company recording a $5.9 million reduction in the provision for credit losses as contacts with customers in the hurricane-impacted area were re-established and losses related to loans in such area were determined not to be as great as originally anticipated immediately following the hurricane. Net charge-offs as a percentage of average loans and leases declined slightly as a result of the Company's commitment to conservative lending policies throughout the economic cycle. Because mortgage lending decisions are based on these conservative lending policies, the Company continues to have nominal exposure, approximately $329,000 as of December 31, 2007, to the credit issues affecting the sub-prime residential mortgage market. Net charge-offs in 2006 reflected the recovery of $1.4 million in life insurance proceeds from a policy assigned to the Company to secure a loan that was previously charged-off.

Non-performing assets include non-accrual loans and leases, loans and leases more than 90 days past due, restructured loans and leases and foreclosed real estate. These assets serve as one indication of the quality of the Bank's loan and lease portfolio. Non-performing assets totaled $53.5 million at December 31, 2007, compared to $33.9 million at December 31, 2006 and $44.7 million at December 31, 2005. The increase in the Bank's non-performing assets in 2007 when compared to 2006 primarily reflected additional foreclosed properties resulting from the weakening in the residential real estate sector affecting certain of our markets. The Bank recorded losses from the loans that were secured by these foreclosed properties in the allowance for credit losses during 2007. For more information on nonperforming assets, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Loans and Leases."

Noninterest Revenue

The components of noninterest revenue for the years ended December 31, 2007, 2006 and 2005 and the percentage change between years are shown in the following table:

	2007		2006		2005
	Amount	% Change	Amount	% Change	Amount
	(Dollars in thousands)				
Mortgage lending	$ 6,214	1.6 %	$ 6,117	(36.1) %	$ 9,573
Credit card, debit card and merchant fees	29,836	15.7	25,779	15.2	22,373
Service charges	68,479	8.5	63,124	8.0	58,470
Trust income	10,154	(2.3)	10,388	22.7	8,466
Securities (losses) gains, net	121	202.5	40	(91.5)	472
Insurance commissions	71,182	12.5	63,286	15.3	54,876
Other	45,813	22.6	37,360	(16.2)	44,582
Total noninterest revenue	$ 231,799	12.5 %	$ 206,094	3.7 %	$ 198,812

The Company's revenue from mortgage lending typically fluctuates as mortgage interest rates change and is primarily attributable to two activities - origination and sale of new mortgage loans and servicing mortgage loans. The Company's normal practice is to generate mortgage loans to sell them in the secondary market and to either retain or release the associated MSRs with the loan sold. The Company adopted SFAS No. 156 on January 1, 2006, and, as a result, records MSRs at fair value. Prior to the Company's adoption of SFAS No. 156, MSRs were capitalized based on the relative fair value of the servicing right and the mortgage loan on the date the mortgage loan was sold with the MSR amortized in subsequent periods. For more information about the Company's treatment of MSRs, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Mortgage Servicing Rights" of this Report.

Origination revenue, a component of mortgage lending, is comprised of gains or losses from the sale of the mortgage loans originated. Origination volume of $876.1 million, $614.9 million and $588.6 million produced origination revenue of $5.4 million, $4.1 million and $4.8 million for 2007, 2006 and 2005, respectively.

Revenue from the servicing process, the other component of mortgage lending revenue, includes fees from the actual servicing of loans and the recognition of changes in the valuation of the Company's MSRs. Revenue from the servicing of loans was $9.1 million, $9.1 million and $9.2 million for 2007, 2006 and 2005, respectively. Changes in the fair value of the Company's MSRs are generally a result of changes in mortgage interest rates from the previous reporting date. An increase in mortgage interest rates typically results in an increase in the fair value of the MSRs while a decrease in mortgage interest rates typically results in a decrease in the fair value of MSRs. The Company does not hedge the change in fair value of its MSRs and is susceptible to significant fluctuations in their value in changing interest rate environments. The decline in fair value on MSRs was $8.3 million, $7.1 million and $4.5 million for 2007, 2006 and 2005, respectively.

The following table presents the Company's mortgage lending operations for 2007, 2006 and 2005:

	2007		2006		2005
	Amount	% Change	Amount	% Change	Amount
	(Dollars in thousands)				
Origination revenue	$ 5,428	32.2 %	$ 4,105	(14.5) %	$ 4,803
Servicing:					
Servicing revenue	9,104	0.2	9,088	(1.6)	9,237
Decline in fair value	(8,318)	(17.6)	(7,076)	(58.4)	(4,467)
Total	786	(60.9)	2,012	(57.8)	4,770
Mortgage revenue	$ 6,214	1.6	$ 6,117	(36.1)	$ 9,573
	(Dollars in millions)				
Origination volume	$ 876	42.4	$ 615	4.6	$ 588
Mortgage loans serviced at year-end	$ 2,864	2.7	$ 2,788	0.9	$ 2,763

Debit card, credit card and merchant fees increased in 2007 when compared to 2006 as a result of an increase in the numerical and monetary volume of items processed. Service charges on deposit accounts increased in 2007 when compared to 2006 because of higher volumes of items processed and growth in the number of deposit accounts. The acquisition of The Signature Bank in the first quarter of 2007 also contributed to the increase in card fees and service charges on deposit accounts.

Trust income decreased slightly in 2007 when compared to 2006 as the Company changed from recognizing trust income as collected to the recognition of trust income on the accrual method during 2006. This change resulted in a positive adjustment to trust income in 2006 of approximately $900,000. Net securities gains of approximately $121,000, $40,000 and $472,000 were recorded in 2007, 2006 and 2005, respectively. These amounts reflected the sales of securities from the available-for-sale portfolio and certain securities that were within three months of maturity from the held-to-marturiy portfolio. The increase in insurance commissions in 2007 when compared to 2006 as well as the increase in 2006 when compared to 2005 was primarily a result of the increase in policies written in 2007 and 2006, including substantial new business generated in the Mississippi Gulf Coast region, coupled with higher policy premiums.

Other noninterest revenue increased in 2007 when compared to 2006 as a result of increases in corporate analysis charges, check printing fees, brokerage revenue and gains related to the disposition of fixed assets. Also reflected in other noninterest revenue for 2007 were gains of $3.4 million related to the redemption of a portion of the Company's MasterCard common stock holdings. While other noninterest revenue for 2006 included a gain of approximately $732,000 from the redemption of Class B shares of MasterCard common stock held by the Company, other noninterest revenue for 2006 decreased when compared to 2005 as the Company recorded a $6.9 million gain from insurance proceeds relating to the hurricane during the last quarter of 2005. This $6.9 million gain was primarily the result of insurance proceeds exceeding the Company's write-off of damage to its premises and equipment as a result of the hurricane. Other noninterest revenue in 2005 also included an approxiamte $765,000 gain related to the sale of certain insurance agency accounts, an approximate $831,000 gain on the sale of a branch bank and a $1.7 million gain on the sale of the Company's membership in the PULSE Network, an electronic banking network in which the Company continues to participate and retain access. Other noninterest revenue included gains of $2.3 million, $2.9 million and $3.1 million in 2007, 2006 and 2005, respectively, from the sales of student loans originated by the Company.

Noninterest Expense

The components of noninterest expense for the years ended December 31, 2007, 2006 and 2005 and the percentage change between years are shown in the following table:

	2007		2006		2005
	Amount	% Change	Amount	% Change	Amount
			(Dollars in thousands)		
Salaries and employee benefits	$ 255,342	8.9 %	$ 234,580	10.7 %	$ 211,950
Occupancy, net	35,098	9.8	31,972	17.8	27,137
Equipment	24,214	3.4	23,422	5.6	22,179
Other	113,404	9.9	103,180	2.3	100,836
Total noninterest expense	$ 428,058	8.9 %	$ 393,154	8.6 %	$ 362,102

Salaries and employee benefits expense for 2007, 2006 and 2005 increased as a result of increases in incentive payments (especially commission-based), salary increases, increases in the cost of employee heath care benefits, compensation costs associated with the acquisition of American State Bank Corporation on December 1, 2005 and of The Signature Bank on March 1, 2007, and the hiring of employees to staff the banking and insurance locations added during those years. Pension plan costs, a component of salaries and employee benefits expense, decreased to $6.8 million in 2007 after increasing to $8.7 million in 2006 compared to $7.1 million in 2005. Occupancy expense increased in 2007, 2006 and 2005 principally as a result of additional branch offices, additional bank buildings and the bank acquisitions previously discussed. Equipment expense increased when comparing 2007 to 2006 as well as when comparing 2006 to 2005 because of increased depreciation related to equipment purchased in 2007 and 2006. The renovation and reconstruction of facilities, along with new equipment purchased as a result of the destruction caused by Hurricane Katrina, contributed to the increased facility and equipment depreciation expense in those years. Virtually all categories of noninterest expense reflect some increase in 2007 when compared to 2006 as a result of the acquisition of The Signature Bank on March 1, 2007.

Income Taxes

Income tax expense was $66.0 million in 2007, $65.0 million in 2006 and $52.6 million in 2005. The increase in the income tax expense in 2007 compared to 2006 was primarily a result of an increase in the level of pretax income as pretax income increased 7.25% in 2007 compared to 2006. Income tax expense increased in 2006 compared to 2005 primarily as a result of an increase in the provision for income taxes of $6.8 million due to a statutory limitation that prevented the Company from recovering excess income taxes paid in prior years. This increase was partially offset by the reversal of a previously recorded tax contingency of approximately $2.0 million related to a tax assessment resulting from an audit performed by the State Tax Commission of the State of Mississippi for tax years 1998 through 2001. The issues related to the audit were resolved in June 2006. With the previously recorded contingency no longer deemed necessary, that amount was credited against the 2006 income tax expense. The remaining increase in 2006 income tax expense was a result of the 13.3% increase in pre-tax income. Income tax expense for 2005 fluctuated based on pre-tax income. The effective tax rate for 2007 was 32.4% compared to 34.2% for 2006 and 31.3% for 2005. The decrease in the effective tax rate from 2006 to 2007 as well as the increase in the effective tax rate from 2005 to 2006 was primarily a result of the increase of $6.8 million in 2006 previously mentioned. Details of the deferred tax assets and liabilities are included in Note 12 to the Company's Consolidated Financial Statements included elsewhere in this Report. Further information about the resolution of the Mississippi tax audit are included in Note 22 to the Company's Consolidated Financial Statements included elsewhere in this Report.

FINANCIAL CONDITION

Loans and Leases

The Bank's loan and lease portfolio represents the largest single component of the Company's earning asset base, comprising 74.8% of average earning assets during 2007. The following table indicates the average loans and leases, year-end balances of the loan and lease portfolio and the percentage increases for the years presented:

	2007		2006		2005
	Amount	% Change	Amount	% Change	Amount
	(Dollars in millions)				
Loans and leases, net of unearned - average	$ 8,785	15.9 %	$ 7,580	7.9 %	$ 7,026
Loans and leases, net of unearned - year-end	9,180	16.6	7,871	6.9	7,366

Average loans increased 15.9% in 2007 compared to 2006. Loans outstanding at December 31, 2007 increased 16.6% compared to December 31, 2006. The increase in year-end and average loans at December 31, 2007 when compared to December 31, 2006 is primarily a result of the additional loans from The Signature Bank acquisition during the first quarter of 2007. Average loans increased 7.9% in 2006 compared to 2005. Loans outstanding at December 31, 2006 increased 6.9% compared to December 31, 2005.

The Company's non-performing assets, which are carried either in the loan account or other assets on the consolidated balance sheets, depending on foreclosure status, were as follows at the end of each year presented:

	2007	2006	2005
	(Dollars in thousands)		
Foreclosed properties	$ 24,281	$ 10,463	$ 15,947
Non-accrual loans	9,789	6,603	8,816
Loans 90 days or more past due, still accruing	18,671	15,282	17,744
Restructured loans	721	1,571	2,239
Total non-performing assets	$ 53,462	$ 33,919	$ 44,746
Total non-performing assets as a percentage of net loans	0.58%	0.43%	0.61%

Non-performing assets increased in 2007 compared to 2006 primarily as a result of the additional foreclosed properties added by the Bank in the fourth quarter of 2007. The increase in foreclosed properties is reflective of the general slow down in the residential real estate sector in certain of the Bank's markets. The Bank recorded losses from the loans that were secured by these foreclosed properties in the allowance for credit losses during 2007. The Company has not, as a matter of policy, made or participated in any loans or investments relating to extraordinary corporate transactions such as leveraged buyouts or leveraged recapitalizations. At December 31, 2007, 2006 and 2005, the Company did not have any concentration of loans in excess of 10% of loans outstanding. Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Company conducts business in a geographically concentrated area but does not consider this factor alone in identifying loan concentrations. The ability of the Company's borrowers to repay loans may be dependent upon the economic conditions prevailing in the Company's market area.

Included in non-performing assets discussed above were loans the Company considered impaired totaling $9.5 million, $9.1 million and $13.5 million at December 31, 2007, 2006 and 2005, respectively.

Securities and Other Earning Assets

The Company uses its securities portfolio to make various term investments, to provide a source of liquidity and to serve as collateral to secure certain types of deposits and borrowings. A portion of the Company's securities portfolio continues to be tax-exempt. Investments in tax-exempt securities totaled $272.2 million at December 31, 2007, compared to $281.5 million at the end of 2006. The Company invests only in investment grade securities, with the exception of obligations of certain counties and municipalities within the Company's market area, and avoids other high yield non-rated securities and investments.

At December 31, 2007, the Company's available-for-sale securities totaled $1.0 billion. These securities, which are subject to possible sale, are recorded at fair value. At December 31, 2007, the Company held no securities whose decline in fair value was considered other than temporary.

Net unrealized gains on investment securities as of December 31, 2007 totaled $33.9 million. Net unrealized gains on held-to-maturity securities comprised $25.5 million of that total, while net unrealized gains on available-for-sale securities were $8.4 million. Net unrealized losses on investment securities as of December 31, 2006 totaled $23.9 million. Of that total, $11.7 million was attributable to held-to-maturity securities and $12.2 million was attributable to available-for-sale securities.

Deposits

Deposits are the Company's primary source of funds to support its earning assets. The Company has been able to effectively compete for deposits in its primary market areas, which has resulted in the increases in deposits for the years presented.

The following table presents the Company's average deposit mix and percentage change for the years indicated:

	2007		2006		2005
	Average Balance	% Change	Average Balance	% Change	Average Balance
			(Dollars in millions)		
Interest bearing deposits	$ 8,546	9.0 %	$ 7,841	3.3 %	$ 7,587
Noninterest bearing deposits	1,654	(3.4)	1,713	12.4	1,524
Total average deposits	$ 10,200	6.8	$ 9,554	4.9	$ 9,111

Liquidity and Capital Resources

One of the Company's goals is to provide adequate funds to meet increases in loan demand or any potential increase in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from the Bank's operating activities and maintaining sufficient short-term liquid assets. These sources, coupled with a stable deposit base and a strong reputation in the capital markets, allow the Company to fund earning assets and maintain the availability of funds. Management believes that the Bank's traditional sources of maturing loans and investment securities, sales of loans held for sale, cash from operating activities and a strong base of core deposits are adequate to meet the Company's liquidity needs for normal operations over both the short-term and the long-term.

To provide additional liquidity, the Company utilizes short-term financing through the purchase of federal funds and securities lending arrangements. Further, the Company maintains a borrowing relationship with the FHLB which provides access to short-term and long-term borrowings. During 2007, the Company chose to fund its loan growth with short-term FHLB advances rather than with higher rate time deposits resulting in an increase in short-term advances from the FHLB of 253.3% to $706.6 million at December 31, 2007 from $200.0 million at December 31, 2006. The Company had long-term advances totaling $89.0 million, a decrease of 34.4% from $135.7 million at December 31, 2006. The Company has pledged eligible mortgage loans to secure the FHLB borrowings and had approximately $2.1 billion in additional borrowing capacity under the existing FHLB borrowing agreement at December 31, 2007.

The Company had informal federal funds borrowing arrangements aggregating $635.0 million at December 31, 2007. Secured borrowing arrangements utilizing the Company's securities portfolio also provide substantial additional liquidity to the Company. Such arrangements typically provide for borrowings of 95% to 98% of the unencumbered fair value of the Company's federal government and government agencies securities portfolio. If these traditional sources of liquidity were constrained, the Company would be forced to pursue avenues of funding not typically used and the Company's net interest margin could be impacted negatively. The Company utilizes, among other tools, maturity gap tables, interest rate shock scenarios and an active asset and liability management committee to analyze, manage and plan asset growth and to assist in managing the Company's net interest margin and overall level of liquidity. The Company's approach to providing adequate liquidity has been successful in the past and management does not anticipate any short- or long-term changes to its liquidity strategies.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Company enters into various off-balance sheet commitments and other arrangements to extend credit that are not reflected on the consolidated balance sheets of the Company. The business purpose of these off-balance sheet commitments is the routine extension of credit. As of December 31, 2007, commitments to extend credit included $159.0 million for letters of credit and $2.4 billion for interim mortgage financing, construction credit, credit card and other revolving line of credit arrangements. While most of the commitments to extend credit are made at variable rates, included in these commitments are forward commitments to fund individual fixed-rate mortgage loans of $18.6 million at December 31, 2007, with a carrying value and fair value reflecting a gain of approximately $67,000, which has been recognized in the Company's results of operations. Fixed-rate lending commitments expose the Company to risks associated with increases in interest rates. As a method to manage these risks, the Company also enters into forward commitments to sell individual fixed-rate mortgage loans. At December 31, 2007, the Company had $60.3 million in such commitments to sell, with a carrying value and fair value reflecting a loss of approximately $199,000. The Company also faces the risk of deteriorating credit quality of borrowers to whom a commitment to extend credit has been made; however, no significant credit losses are expected from these commitments and arrangements.

Regulatory Requirements for Capital

The Company is required to comply with the risk-based capital guidelines established by the Federal Reserve. These guidelines apply a variety of weighting factors which vary according to the level of risk associated with the assets. Capital is measured in two "Tiers": Tier I consists of common shareholders' equity and qualifying noncumulative perpetual preferred stock, less goodwill and certain other intangible assets; and Tier II consists of general allowance for losses on loans and leases, "hybrid" debt capital instruments, and all or a portion of other subordinated capital debt, depending upon remaining term to maturity. Total capital is the sum of Tier I and Tier II capital. The Company's Tier I capital and total capital, as a percentage of total risk-adjusted assets, were 10.96% and 12.14%, respectively, at December 31, 2007, compared to 12.34% and 13.55%, respectively, at December 31, 2006. Both ratios exceeded the required minimum levels of 4% and 8%, respectively, for each period. In addition, the Company's Tier I leverage capital ratio (Tier I capital divided by total assets, less goodwill) was 8.39% at December 31, 2007 and 8.73% at December 31, 2006, compared to the required minimum Tier I leverage capital ratio of 4%.

The FDIC's capital-based supervisory system for insured financial institutions categorizes the capital position for banks into five categories, ranging from well capitalized to critically undercapitalized. For a bank to classify as "well capitalized," the Tier I capital, total capital and leverage capital ratios must be at least 6%, 10% and 5%, respectively. The Bank met the criteria for the "well capitalized" category as of December 31, 2007 as its Tier I capital, total capital and leverage capital ratios were 10.63%, 11.81% and 8.13%, respectively.

There are various legal and regulatory limits on the extent to which the Bank may pay dividends or otherwise supply funds to the Company. In addition, federal and state regulatory agencies have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice. The Company does not expect these limitations to have a material adverse effect on its ability to meet its cash obligations.

Uses of Capital

The Company may pursue acquisition transactions of depository institutions and businesses closely related to banking which further the Company's business strategies. The Company anticipates that consideration for any such transactions would be shares of the Company's common stock, cash or a combination thereof. For example, the merger with City Bancorp was completed on March 1, 2007 and the merger with American State Bank Corporation was completed on December 1, 2005. The consideration in each transaction was a combination of shares of the Company's common stock and cash (see Note 2 to the Company's Consolidated Financial Statements included elsewhere in this Report).

On March 21, 2007, the Company announced a new stock repurchase program whereby the Company may acquire up to three million shares of its common stock in the open market at prevailing market prices or in privately negotiated transactions during the period between May 1, 2007 and April 30, 2009. The extent and timing of any repurchases will depend on market conditions and other corporate considerations. Repurchased shares will be held as authorized but unissued shares. These authorized but unissued shares will be available for use in connection with the Company's stock option plans, other compensation programs, other transactions or for other corporate purposes as determined by the Company's Board of Directors. At December 31, 2007, 445,700 shares had been repurchased under this program. The Company will continue to evaluate additional share repurchases under this repurchase program and will evaluate whether to adopt a new stock repurchase program before the current program expires. The Company conducts its stock repurchase program by using funds received in the ordinary course of business. The Company has not experienced, and does not expect to experience, a material adverse effect on its capital resources or liquidity in connection with its stock repurchase program during the term of the program.

From January 1, 2001 through December 31, 2007, the Company had repurchased approximately 12.0 million shares of its common stock under various approved repurchase programs.

In 2002, the Company issued $128.9 million in 8.15% Junior Subordinated Debt Securities to BancorpSouth Capital Trust I (the "Trust"), a business trust. The Trust used the proceeds from the issuance of five million shares of 8.15% trust preferred securities, $25 face value per share, to acquire the 8.15% Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on January 28, 2032, and are callable at the option of the Company after January 28, 2007. The $125 million in trust preferred securities issued by the Trust qualifies as Tier I capital under Federal Reserve guidelines. The Company may prepay the Junior Subordinated Debt Securities, and in turn the trust preferred securities, at a prepayment price of 100% of the principal amount of these securities within 90 days of a determination by the Federal Reserve that trust preferred securities will no longer qualify as Tier I capital.

The Company assumed $6.2 million in Junior Subordinated Debt Securities and the related $6.0 million in trust preferred securities pursuant to the merger on December 31, 2004 with Business Holding Corporation and assumed $3.1 million in Junior Subordinated Debt Securities and the related $3.0 million in trust preferred securities pursuant to the merger on December 31, 2004 with Premier Bancorp, Inc. The Company also assumed $6.7 million in Junior Subordinated Debt Securities and the related $6.5 million in trust preferred securities pursuant to the merger on December 1, 2005 with American State Bank Corporation and $18.5 million in Junior Subordinated Debt Securities and the related $18.0 million in trust preferred securities pursuant to the merger on March 1, 2007 with City Bancorp. The Junior Subordinated Debt Securities and the related trust preferred securities assumed from Premier Bancorp, Inc. were redeemed on November 7, 2007 (see Note 11 to the Company's Consolidated Financial Statements included elsewhere in this Report). After the redemption, the Company's remaining aggregate $30.5 million in assumed trust preferred securities qualifies as Tier I capital under Federal Reserve Board guidelines.

Contractual Obligations

The Company has contractual obligations to make future payments on debt and lease agreements. See Notes 9, 10, 11 and 22 to the Company's Consolidated Financial Statements included elsewhere in this Report for further disclosures regarding contractual obligations. The following table summarizes the Company's contractual obligations at December 31, 2007:

		Payments Due by Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Contractual obligations:		(Dollars in thousands)			
Deposit maturities	$ 10,064,099	$ 9,296,961	$ 577,131	$ 188,228	$ 1,779
Junior subordinated debt	160,312	-	-	-	160,312
Long-term FHLB borrowings	88,977	-	6,127	4,350	78,500
Short-term FHLB and other borrowings	706,830	706,675	56	36	63
Operating lease obligations	19,868	5,192	6,070	3,787	4,819
Purchase obligations	19,986	14,948	4,085	953	-
Total contractual obligations	$ 11,060,072	$ 10,023,776	$ 593,469	$ 197,354	$ 245,473

The Company's operating lease obligations represent short and long-term operating lease and rental payments for facilities, certain software and data processing and other equipment. Purchase obligations represent obligations to purchase goods and services that are legally binding and enforceable on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts presented above primarily relate to certain contractual payments for services provided related to information technology.

Certain Litigation Contingencies

The Company and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions with numerous customers through offices in eight states. Although the Company and its subsidiaries have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, litigation presents an ongoing risk.

The Company and its subsidiaries are defendants in various lawsuits arising out of the normal course of business, including claims against entities to which the Company is a successor as a result of business combinations. In the opinion of management, the ultimate resolution of such matters should not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation is, however, inherently uncertain, and the Company cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur.

The Company reported litigation expense of approximately $2.3 million in 2007 due to legal and other accruals established relative to the Company's proportionate share of projected Visa, Inc.'s litigation charges. These reserves pertain to Visa, Inc.'s settlement with American Express, as well as other pending Visa, Inc. litigation and was based on information available from Visa, Inc. and other member banks. The Bank, as a member of Visa, Inc. is obligated to share in certain liabilities associated with Visa, Inc.'s settled and pending litigation.

Income Tax Contingencies

During the second quarter of 2006, the State Tax Commission of the State of Mississippi and the Company resolved the issues related to the State Tax Commission's audit of the Company's income tax returns for the tax years 1998 through 2001. As a result, the Company paid additional taxes in the amount of approximately $40,000 plus interest of approximately $25,000. The balance of the previously recorded liability related to this matter of approximately $2.0 million was credited against the Company's second quarter's income tax expense.

Recent Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Adoption of FIN 48 has had no material impact on the financial position or results of operations of the Company.

In February 2006, SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140," was issued. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. In January 2007, the FASB issued Derivatives Implementation Group Issue B-40, "Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). DIG B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG B40 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 has had no material impact on the financial position or results of operations of the Company.

In September 2006, SFAS No. 157, "Fair Value Measurements," was issued. SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In November 2007, the FASB proposed a one year deferral of the fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on the financial position of the Company.

In September 2006, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." EITF 06-4 requires employers to recognize a liability for future benefits provided through endorsement split-dollar life insurance arrangements that extend into postretirement periods in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" or APB Opinion No. 12, "Omnibus Opinion – 1967." EITF 06-4 is effective for fiscal years beginning after December 15, 2007. Entities should recognize the effects of applying EITF 06-4 through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The adoption of EITF 06-04 will result in a cumulative-effect adjustment to retained earnings of approximately $1.7 million at January 1, 2008.

In February 2007, SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," was issued. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on the financial position of the Company.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB No. 109). SAB No. 109 rescinds SAB No. 105's prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB No. 109 also applies to any loan commitments for which fair value accounting is elected under SFAS No. 159. SAB No. 109 is effective prospectively for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company is currently evaluating the impact that the adoption of SAB No. 109 will have on the financial position of the Company.

In December 2007, SFAS No. 141(R), "Business Combinations," was issued. SFAS No. 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at fair value determined on the acquisition date; changes the recognition timing for restructuring costs; and requires the expensing of acquisition costs as incurred. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 141(R) will have on the financial position or results of operations of the Company.

In December 2007, SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements – an Amendment of ARV No. 51" was issued. SFAS No. 160 requires that acquired assets and liabilities be measured at full fair value without consideration to ownership percentage. Under SFAS No. 160, any non-controlling interests in an acquiree should be presented as a separate component of equity rather than on a mezzanine level. Additionally, SFAS No. 160 provides that net income or loss should be reported in the consolidated income statement at its consolidated amount, with disclosure on the face of the consolidated income statement of the amount of consolidated net income which is attributable to the parent and noncontrolling interest, respectively. SFAS No. 160 is effective prospectively for periods beginning on or after December 15, 2008, with the exception of the presentation and disclosure requirements which should be retrospectively applied to all periods presented. The Company is currently evaluating the impact that the adoption of SFAS No. 160 will have on the financial position or results of operations of the Company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk reflects the risk of economic loss resulting from changes in interest rates and market prices. This risk of loss can be reflected in either reduced potential net interest revenue in future periods or diminished market values of financial assets.

The Company's market risk arises primarily from interest rate risk that is inherent in its lending, investment and deposit taking activities. Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest the Company earns on its assets and owes on its liabilities are established contractually for a period of time. Because market interest rates change over time, the Company is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. Several techniques might be used by a financial institution to minimize interest rate risk. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investing decisions based on payment streams, interest rates, contractual maturities, repricing opportunities and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of its asset/liability gap, that is, the difference between the amounts of interest-sensitive assets and liabilities that will be refinanced (repriced) during a given period. If the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year or longer period, the Company is in an asset-sensitive gap position. In this situation, net interest revenue would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the Company is in a liability-sensitive position. Accordingly, net interest revenue would decline when rates rose and increase when rates fell. These examples assume that interest-rate changes for assets and liabilities are of the same magnitude, whereas actual interest-rate changes generally differ in magnitude for assets and liabilities.

Management seeks to manage interest rate risk through the utilization of various tools that include matching repricing periods for new assets and liabilities and managing the composition and size of the investment portfolio so as to reduce the risk in the deposit and loan portfolios, while at the same time maximizing the yield generated from the portfolio.

MSRs are sensitive to changes in interest rates. Changes in the fair value of the Company's MSRs are generally a result of changes in mortgage interest rates from the previous reporting date. An increase in mortgage interest rates typically results in an increase in the fair value of the MSRs while a decrease in mortgage interest rates typically results in a decrease in the fair value of MSRs. The Company does not hedge the change in fair value of its MSRs and is susceptible to significant fluctuations in their value in changing interest rate environments.

The Company enters into interest rate swaps (derivative financial instruments) to meet the financing, interest rate and equity risk management needs of its customers. Upon entering into these instruments to meet customer needs, the Company enters into offsetting positions to minimize interest rate and equity risk to the Company. These instruments are reported at fair value and the value of these positions, which are offsetting, are recorded in other assets and other liabilities on the consolidated balance sheets.

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2007. The expected maturity categories take into account repricing opportunities as well as contractual maturities. For core deposits without contractual maturities (e.g., interest bearing checking, savings and money market accounts), the table presents cash flows based on management's judgment concerning their most likely runoff or repricing behaviors. The fair value of loans, deposits and other borrowings are based on the discounted value of expected cash flows using a discount rate that is commensurate with the maturity. The fair value of securities is based on market prices or dealer quotes.

	Principal Amount Maturing/Repricing in:							Fair value December 31,
	2008	2009	2010	2011	2012	Thereafter	Total	2007
				(Dollars in thousands)				
Rate-sensitive assets:								
Fixed interest rate loans and leases	$ 2,104,427	$ 1,034,808	$ 709,608	$ 472,038	$ 268,547	$ 209,043	$ 4,798,471	$ 4,900,247
Average interest rate	7.00%	7.16%	7.27%	7.19%	7.06%	6.59%	7.08%	
Variable interest rate loans and leases	$ 4,509,746	-	-	-	-	-	$ 4,509,746	$ 4,447,052
Average interest rate	7.02%	-	-	-	-	-	7.02%	
Fixed interest rate securities	$ 652,665	$ 425,419	$ 369,784	$ 350,665	$ 155,468	$ 673,109	$ 2,627,110	$ 2,652,639
Average interest rate	4.28%	4.52%	4.68%	4.91%	4.93%	4.75%	4.60%	
Other interest bearing assets	$ 12,710	-	-	-	-	-	$ 12,710	$ 12,710
Average interest rate	4.88%	-	-	-	-	-	4.88%	
Mortgage servicing rights (1)	-	-	-	-	-	-	$ 32,482	$ 32,482
Rate-sensitive liabilities:								
Savings and interest bearing checking	$ 3,974,724	-	-	-	-	-	$ 3,974,724	$ 3,974,724
Average interest rate	2.12%	-	-	-	-	-	2.12%	
Fixed interest rate time deposits	$ 3,652,039	$ 431,292	$ 145,839	$ 92,458	$ 95,770	$ 1,779	$ 4,419,177	$ 4,419,150
Average interest rate	4.59%	4.49%	4.54%	4.84%	4.81%	6.63%	4.59%	
Fixed interest rate borrowings	$ 1,049	$ 1,666	$ 3,500	$ 2,850	$ 1,500	$ 238,923	$ 249,488	$ 227,539
Average interest rate	5.59%	4.07%	4.70%	5.45%	4.74%	7.33%	7.23%	
Variable interest rate borrowings	$ 1,516,484	-	-	-	-	-	$ 1,516,484	$ 1,516,484
Average interest rate	1.96%	-	-	-	-	-	1.96%	
Rate-sensitive off balance sheet items:								
Commitments to extend credit for single family mortgage loans	$ 27,652	-	-	-	-	-	$ 27,652	$ 27,652
Average interest rate	6.13%	-	-	-	-	-	6.13%	
Forward contracts to sell individual fixed rate mortgage loans	$ 76,547	-	-	-	-	-	$ 76,547	$ 76,547
Average interest rate	5.88%	-	-	-	-	-	5.88%	
Interest rate swap position to receive	$ 81,836	-	-	-	-	-	$ 81,836	$ 4,120
Average interest rate	8.60%	-	-	-	-	-	8.60%	
Interest rate swap position to pay	$ 81,836	-	-	-	-	-	$ 81,836	$ (4,120)
Average interest rate	6.40%	-	-	-	-	-	6.40%	

(1) Mortgage servicing rights represent a non-financial asset that is rate-sensitive in that its value is dependent upon the underlying mortgage loans being serviced that are rate-sensitive.

For additional information about the Company's market risk and its strategies for minimizing this risk, see "Item 1. Business – Selected Financial Information – Investment Portfolio," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Interest Rate Sensitivity" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Securities and Other Earning Assets."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

SELECTED QUARTERLY FINANCIAL DATA

Summary of Quarterly Results

	Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
2007	(In thousands, except per share amounts)			
Interest revenue	$ 187,140	$ 202,555	$ 207,965	$ 203,582
Net interest revenue	98,668	106,658	107,916	109,657
Provision for credit losses	1,355	7,843	5,727	7,771
Income before income taxes	50,062	53,119	53,732	47,031
Income tax expense	16,485	17,238	17,475	14,803
Net income	33,577	35,881	36,257	32,228
Earnings per share: Basic	0.42	0.44	0.44	0.39
Diluted	0.42	0.43	0.44	0.39
Dividends per share	0.20	0.21	0.21	0.21
2006				
Interest revenue	$ 159,902	$ 167,382	$ 175,238	$ 179,369
Net interest revenue	95,929	97,221	96,398	96,251
Provision for credit losses	(3,860)	3,586	2,526	6,325
Income before income taxes	56,551	48,891	44,445	40,275
Income tax expense	18,806	13,392	20,568	12,202
Net income	37,745	35,499	23,877	28,073
Earnings per share: Basic	0.48	0.45	0.30	0.35
Diluted	0.47	0.45	0.30	0.35
Dividends per share	0.19	0.20	0.20	0.20

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2007.

The Company's independent registered public accounting firm has issued a report on the effectiveness of the Company's internal control over financial reporting. That report appears on page 46 of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
BancorpSouth, Inc.:

We have audited BancorpSouth, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BancorpSouth, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BancorpSouth, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BancorpSouth, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Memphis, Tennessee
February 28, 2008

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
BancorpSouth, Inc.:

We have audited the accompanying consolidated balance sheets of BancorpSouth, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 12 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.*

As discussed in Notes 1 and 15 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.* As discussed in Notes 1 and 19 to the consolidated financial statements, effective January 1, 2006, the Company adopted the recognition and disclosure provisions for separately recognized servicing assets and liabilities as required by Statement of Financial Accounting Standards No. 156, *Accounting for Servicing of Financial Assets.* As discussed in Note 1 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 159, *Employers' Accounting for Defined Pension and Other Postretirement Plans*, as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BancorpSouth, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Memphis, Tennessee
February 28, 2008

Consolidated Balance Sheets
BancorpSouth, Inc. and Subsidiaries

	December 31	
	2007	2006
Assets	(In thousands)	
Cash and due from banks	$ 322,926	$ 444,033
Interest bearing deposits with other banks	12,710	7,418
Held-to-maturity securities (fair value of $1,651,445 and $1,711,751, respectively)	1,625,916	1,723,420
Available-for-sale securities (amortized cost of $992,835 and $1,054,200, respectively)	1,001,194	1,041,999
Federal funds sold and securities purchased under agreement to resell	-	145,957
Loans and leases	9,227,495	7,917,523
Less: Unearned income	47,811	46,052
Allowance for credit losses	115,197	98,834
Net loans and leases	9,064,487	7,772,637
Loans held for sale	128,532	89,323
Premises and equipment, net	317,379	287,215
Accrued interest receivable	96,027	89,090
Goodwill	254,889	143,718
Other assets	365,781	295,711
Total Assets	$ 13,189,841	$ 12,040,521
Liabilities and Shareholders' Equity		
Deposits:		
Demand:		
Noninterest bearing	$ 1,670,198	$ 1,817,223
Interest bearing	3,276,275	2,856,295
Savings	698,449	715,587
Other time	4,419,177	4,321,473
Total deposits	10,064,099	9,710,578
Federal funds purchased and securities sold under agreement to repurchase	809,898	672,438
Short-term Federal Home Loan Bank borrowings	706,586	200,000
Accrued interest payable	37,746	36,270
Junior subordinated debt securities	160,312	144,847
Long-term Federal Home Loan Bank borrowings	88,977	135,707
Other liabilities	125,597	114,096
Total Liabilities	11,993,215	11,013,936
Shareholders' Equity		
Common stock, $2.50 par value		
Authorized - 500,000,000 shares; Issued - 82,299,297 and 79,109,573 shares, respectively	205,748	197,774
Capital surplus	198,620	113,721
Accumulated other comprehensive loss	(7,214)	(24,742)
Retained earnings	799,472	739,832
Total Shareholders' Equity	1,196,626	1,026,585
Commitments and contingencies		
Total Liabilities and Shareholders' Equity	$ 13,189,841	$ 12,040,521

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
BancorpSouth, Inc. and Subsidiaries

	Year Ended December 31		
	2007	2006	2005
	(In thousands, except per share amounts)		
Interest Revenue			
Loans and leases	$ 668,813	$ 553,265	$ 450,722
Deposits with other banks	1,144	829	593
Federal funds sold and securities purchased under agreement to resell	3,687	5,066	4,701
Held-to-maturity securities:			
Taxable	68,142	63,010	38,839
Tax-exempt	8,256	7,993	6,518
Available-for-sale securities:			
Taxable	41,212	42,351	49,319
Tax-exempt	4,026	5,024	6,049
Loans held for sale	5,962	4,353	3,195
Total interest revenue	801,242	681,891	559,936
Interest Expense			
Interest bearing demand	83,833	60,145	38,947
Savings	9,301	7,987	5,967
Other time	215,723	172,368	126,183
Federal funds purchased and securities sold under agreement to repurchase	34,517	29,889	13,339
Other	34,969	25,703	19,943
Total interest expense	378,343	296,092	204,379
Net interest revenue	422,899	385,799	355,557
Provision for credit losses	22,696	8,577	24,467
Net interest revenue, after provision for credit losses	400,203	377,222	331,090
Noninterest Revenue			
Mortgage lending	6,214	6,117	9,573
Credit card, debit card and merchant fees	29,836	25,779	22,373
Service charges	68,479	63,124	58,470
Trust income	10,154	10,388	8,466
Securities gains, net	121	40	472
Insurance commissions	71,182	63,286	54,876
Other	45,813	37,360	44,582
Total noninterest revenue	231,799	206,094	198,812
Noninterest Expense			
Salaries and employee benefits	255,342	234,580	211,950
Occupancy, net of rental income	35,098	31,972	27,137
Equipment	24,214	23,422	22,179
Other	113,404	103,180	100,836
Total noninterest expense	428,058	393,154	362,102
Income before income taxes	203,944	190,162	167,800
Income tax expense	66,001	64,968	52,601
Net Income	$ 137,943	$ 125,194	$ 115,199
Net Income Per Share: Basic	$ 1.69	$ 1.58	$ 1.47
Diluted	$ 1.69	$ 1.57	$ 1.47

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income
BancorpSouth, Inc. and Subsidiaries
Years Ended December 31, 2007, 2006 and 2005

	Common Stock		Capital	Accumulated Other Comprehensive	Retained	
	Shares	Amount	Surplus	Income (Loss)	Earnings	Total
	(Dollars in thousands, except per share amounts)					
Balance, December 31, 2004	78,037,878	$ 195,095	$ 81,122	$ (802)	$ 641,013	$ 916,428
Net income	-	-	-	-	115,199	115,199
Change in fair value of available-for-sale securities, net of tax effect of ($8,969)	-	-	-	(14,454)	-	(14,454)
Minimum pension liability, net of tax effect of ($605)	-	-	-	(977)	-	(977)
Comprehensive income	-	-	-	-	-	99,768
Business combinations	1,127,544	2,818	22,472	-	-	25,290
Other shares issued	619,181	1,548	5,527	-	(86)	6,989
Recognition of stock compensation	-	-	-	-	337	337
Purchase of stock	(547,258)	(1,368)	(160)	-	(10,410)	(11,938)
Cash dividends declared, $0.76 per share	-	-	-	-	(59,708)	(59,708)
Balance, December 31, 2005	79,237,345	198,093	108,961	(16,233)	686,345	977,166
Net income	-	-	-	-	125,194	125,194
Change in fair value of available-for-sale securities, net of tax effect of $3,909	-	-	-	6,318	-	6,318
Minimum pension liability, net of tax effect of ($188)	-	-	-	302	-	302
Comprehensive income	-	-	-	-	-	131,814
Exercise of stock options	297,891	745	3,748	-	-	4,493
Income tax benefit from exercise of stock options	-	-	1,015	-	-	1,015
SFAS No. 123R reclass of unearned compensation	-	-	(466)	-	466	-
Recognition of stock compensation	-	-	463	-	-	463
Purchase of stock	(425,663)	(1,064)	-	-	(9,723)	(10,787)
Adoption of SFAS No. 158, net of tax effect of ($9,372)	-	-	-	(15,129)	-	(15,129)
Other	-	-	-	-	63	63
Cash dividends declared, $0.79 per share	-	-	-	-	(62,513)	(62,513)
Balance, December 31, 2006	79,109,573	197,774	113,721	(24,742)	739,832	1,026,585
Net income	-	-	-	-	137,943	137,943
Change in fair value of available-for-sale securities, net of tax effect of $7,863	-	-	-	12,698	-	12,698
Change in pension funding status, net of tax effect of $2,992	-	-	-	4,830	-	4,830
Comprehensive income						155,471
Business combinations	3,313,848	8,284	77,897	-	-	86,181
Exercise of stock options	572,739	1,432	8,991	-	-	10,423
Income tax benefit from exercise of stock options	-	-	1,556	-	-	1,556
Recognition of stock compensation	-	-	1,742	-	-	1,742
Purchase of stock	(696,863)	(1,742)	(5,287)	-	(10,042)	(17,071)
Cash dividends declared, $0.83 per share	-	-	-	-	(68,261)	(68,261)
Balance, December 31, 2007	82,299,297	$ 205,748	$ 198,620	$ (7,214)	$ 799,472	$ 1,196,626

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
BancorpSouth, Inc. and Subsidiaries

	Year Ended December 31		
	2007	2006	2005
		(In thousands)	
Operating Activities:			
Net income	$ 137,943	$ 125,194	$ 115,199
Adjustment to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	22,696	8,577	24,467
Depreciation and amortization	27,950	25,597	24,474
Deferred taxes	15,552	6,295	22,814
Amortization of intangibles	5,074	4,634	13,427
Amortization of debt securities premium and discount, net	5,447	13,375	15,369
Share-based compensation expense	1,742	463	-
Security gains, net	(121)	(40)	(473)
Net deferred loan origination expense	(8,040)	(7,513)	(7,180)
Excess tax benefit from exercise of stock options	(1,556)	(1,015)	-
Increase in interest receivable	(2,843)	(10,360)	(9,254)
(Decrease) increase in interest payable	(915)	11,835	5,985
Realized gain on student loans sold	(2,315)	(2,866)	(3,124)
Proceeds from student loans sold	86,972	107,101	116,690
Origination of student loans held for sale	(102,798)	(106,954)	(108,071)
Realized gain on mortgages sold	(10,553)	(7,508)	(7,117)
Proceeds from mortgages sold	842,781	610,080	566,546
Origination of mortgages held for sale	(837,651)	(614,905)	(553,970)
Realized gain on insurance proceeds related to Hurricane Katrina	-	(1,000)	(6,877)
Increase in bank-owned life insurance	(7,097)	(6,397)	(8,167)
(Increase) decrease in prepaid pension asset	(41,951)	18,962	(5,663)
Other, net	(16,674)	(48,850)	(7,545)
Net cash provided by operating activities	113,643	124,705	187,530
Investing Activities:			
Proceeds from calls and maturities of held-to-maturity securities	272,162	319,890	325,833
Proceeds from calls and maturities of available-for-sale securities	499,454	424,574	347,093
Proceeds from sales of available-for-sale securities	-	270	116,218
Purchases of held-to-maturity securities	(175,682)	(632,495)	(450,102)
Purchases of available-for-sale securities	(424,880)	(113,299)	(53,163)
Net decrease (increase) in short-term investments	148,766	263,574	(382,117)
Net increase in loans	(540,789)	(509,646)	(324,816)
Purchases of premises and equipment	(39,632)	(52,883)	(51,031)
Proceeds from sale of premises and equipment	2,441	1,489	3,474
Proceeds from insurance related to Hurricane Katrina	-	1,000	15,000
(Increase) decrease in other real estate owned	(13,401)	4,986	2,075
Acquisition of businesses, net of cash acquired	(62,115)	(4,858)	(17,513)
Other, net	(1,362)	(955)	(4,620)
Net cash used in investing activities	(335,038)	(298,353)	(473,669)
Financing Activities:			
Net (decrease) increase in deposits	(248,894)	103,320	250,592
Net increase in short-term debt and other liabilities	453,538	122,000	256,410
Redemption of junior subordinated debt securities	(3,093)	-	-
Repayment of long-term debt	(13,144)	(1,521)	(3,866)
Issuance of common stock	10,423	4,494	6,594
Purchase of common stock	(17,071)	(10,787)	(11,938)
Excess tax benefit from exercise of stock options	1,556	1,015	-
Payment of cash dividends	(77,735)	(61,890)	(65,721)
Net cash provided by financing activities	105,580	156,631	432,071
(Decrease) Increase in Cash and Cash Equivalents	(115,815)	(17,017)	145,932
Cash and Cash Equivalents at Beginning of Year	451,451	468,468	322,536
Cash and Cash Equivalents at End of Year	$ 335,636	$ 451,451	$ 468,468

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
BancorpSouth, Inc. and Subsidiaries
December 31, 2007, 2006 and 2005

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of BancorpSouth, Inc. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the periods reported. Actual results could differ significantly from those estimates. The Company's subsidiaries are engaged in the business of banking and activities closely related to banking. The Company and its subsidiaries are subject to the regulations of certain federal and state regulatory agencies and undergo periodic examinations by those regulatory agencies. The following is a summary of the more significant accounting and reporting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BancorpSouth Bank and its wholly owned subsidiaries (the "Bank") and Risk Advantage, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Flow Statements

Cash equivalents include cash and amounts due from banks, including interest bearing deposits with other banks. The Company paid interest of $376.9 million, $284.3 million and $197.9 million and income taxes of $74.2 million, $84.4 million and $36.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Fair value of assets acquired during 2007 as a result of business combinations totaled $961.5 million, while liabilities assumed totaled $791.9 million. Fair value of assets acquired during 2005 as a result of business combinations totaled $380.8 million, while liabilities assumed totaled $330.4 million.

Securities

Securities are classified as either held-to-maturity, trading or available-for-sale. Held-to-maturity securities are debt securities for which the Company has the ability and management has the intent to hold to maturity. They are reported at amortized cost. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. They are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities. They are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Gains and losses on securities are determined on the identified certificate basis. Amortization of premium and accretion of discount are computed using the interest method. Changes in the valuation of securities which are considered other than temporary are recorded as losses in the period recognized.

Securities Purchased and Sold Under Agreements to Resell or Repurchase

Securities purchased under agreements to resell are generally accounted for as short-term investments and securities sold under agreements to repurchase are generally accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The securities pledged as collateral are generally U.S. government and federal agency securities.

Loans and Leases

Loans and leases are recorded at the face amount of the notes reduced by collections of principal. Loans and leases include net unamortized deferred origination costs or fees. Net deferred origination costs or fees are recognized as a component of income using the effective interest method. In the event of a loan pay-off, the remaining net deferred origination costs are automatically recognized into income and/or expense. Where doubt exists as to the collectibility of the loans and leases, interest income is recorded as payment is received. Interest is recorded monthly as earned on all other loans.

The Bank's policy provides that loans and leases are generally placed in non-accrual status if, in management's opinion, payment in full of principal or interest is not expected or payment of principal or interest is more than 90 days past due, unless the loan or lease is both well-secured and in the process of collection.

In the normal course of business, management becomes aware of possible credit problems in which borrowers exhibit potential for the inability to comply with the contractual terms of their loans and leases, but which do not currently meet the criteria for disclosure as non-performing loans and leases. Historically, some of these loans and leases are ultimately restructured or placed in non-accrual status.

Any loan or portion thereof which is classified as "loss" by regulatory examiners or which is determined by management to be uncollectible because of factors such as the borrower's failure to pay interest or principal, the borrower's financial condition, economic conditions in the borrower's industry or the inadequacy of underlying collateral, is charged off.

Provision and Allowance for Credit Losses

The provision for credit losses charged to expense is an amount that, in the judgment of management, is necessary to maintain the allowance for credit losses at a level that is adequate based on estimated probable losses on the Company's current portfolio of loans. Management's judgment is based on a variety of factors that include the Company's experience related to loan and lease balances, charge-offs and recoveries, scrutiny of individual loans and leases and risk factors, results of regulatory agency reviews of loans and leases, and present economic conditions in the Company's market area. Material estimates that are particularly susceptible to significant change in the near term are a necessary part of this process. Future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for credit losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Loans Held for Sale

Mortgages originated and intended for sale in the secondary market and student loans originated and intended for sale under existing contracts are carried at the lower of cost or estimated fair value in the aggregate. Estimated fair value is determined on the basis of existing commitments or the current market value of similar loans. Loan sales are recognized when the transaction closes, the proceeds are collected, ownership is transferred and, through the sales agreement, continuing involvement consists of the right to service the loan for a fee for the life of the loan, if applicable. Gains on the sale of loans held for sale are recorded as part of other noninterest revenue on the statement of income.

Government National Mortgage Association (GNMA) optional repurchase programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100 percent of the remaining principal balance of the loan. Under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of SFAS No. 125," this buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. When the Company is deemed to have regained effective control over these loans under the unconditional buy-back option, the loans can no longer be reported as sold and must be brought back onto the balance sheet as loans held for sale, regardless of whether the Company intends to exercise the buy-back option. These loans are reported as held for sale in accordance with generally accepted accounting principles with the offsetting liability being reported as other liabilities. At December 31, 2007, the amount of loans subject to buy back was $6.5 million.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Provisions for depreciation and amortization, computed using straight-line methods, are charged to expense over the shorter of the lease term or the estimated useful lives of the assets. Costs of major additions and improvements are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned

Real estate acquired in settlement of loans is carried at the lower of cost or fair value, less estimated selling costs. Fair value is based on independent appraisals and other relevant factors. At the time of acquisition, any excess of cost over fair value is charged to the allowance for credit losses. Gains and losses realized on sales are included in other revenue. Other real estate owned is included in the other assets category of the consolidated balance sheet and totaled $24.3 million and $10.5 million at December 31, 2007 and 2006, respectively.

Goodwill and Other Intangible Assets

Goodwill represents costs in excess of the fair value of net assets acquired in connection with purchase business combinations. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." Goodwill and other intangible assets are reviewed annually for possible impairment. If impaired, the asset is written down to its estimated fair value. No impairment charges have been recognized through December 31, 2007.

Mortgage Servicing Rights

The Company recognizes as assets the rights to service mortgage loans for others, known as MSRs. Prior to the Company's adoption of SFAS No. 156, MSRs were recognized based on the relative fair value of the servicing right and the mortgage loan on the date the mortgage loan is sold. As a result of the Company's adoption of SFAS No. 156 on January 1, 2006, the Company records MSRs at fair value with subsequent remeasurement of MSRs based on change in fair value. In determining fair value of MSRs, the Company utilizes the expertise of an independent third party. An estimate of the fair value of the Company's MSRs is determined by the independent third party utilizing assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends and industry demand. This estimate and assumptions are reviewed by management. Because the valuation is determined by using discounted cash flow models, the primary risk inherent in valuing the MSRs is the impact of fluctuating interest rates on the estimated life of the servicing revenue stream. The use of different estimates or assumptions could also produce different fair values. The Company does not hedge the change in fair value of MSRs and, therefore, the Company is susceptible to significant fluctuations in the fair value of its MSRs in changing interest rate environments. MSRs are included in the other assets category of the consolidated balance sheet. Changes in fair value of MSRs are recorded as part of mortgage lending noninterest revenue on the statement of income.

Pension and Postretirement Benefits Accounting

The Company accounts for its defined benefit pension plans using an actuarial model as required by SFAS No. 87, "Employers' Accounting for Pensions." This model uses an approach that allocates pension costs over the service period of employees in the plan. The Company accounts for its other postretirement benefits using the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires the Company to recognize net periodic postretirement benefit costs as employees render the services necessary to earn their postretirement benefits. The principle underlying the accounting as required by SFAS No. 87 and SFAS No. 106 is that employees render service ratably over the service period and, therefore, the income statement effects of the Company's defined benefit pension and postretirement benefit plans should follow the same pattern. The Company accounts for the over-funded or under-funded status of its defined benefit and other postretirement plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which the changes occur through comprehensive income, as required by SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106, and 132R." The December 31, 2006 adoption of SFAS No. 158 resulted in a decrease in prepaid pension assets of $22.5 million, an increase in pension liabilities of $2.0 million, a decrease in deferred income tax liabilities of $9.4 million and a decrease in accumulated other comprehensive income of $15.1 million.

The discount rate is the rate used to determine the present value of the Company's future benefit obligations for its pension and other postretirement benefit plans. The Company determines the discount rate to be used to discount plan liabilities at the measurement date with the assistance of our actuary using the Citigroup Pension Liability Curve. The Company developed a level equivalent yield using the expected cash flows from the BancorpSouth, Inc. Retirement Plan based on the December 31, 2007 Citigroup Pension Discount Curve. The Citigroup Pension Liability Curve is published on the Society of Actuaries website along with a background paper on this interest rate curve. Based on this analysis, the Company established its discount rate assumption for determination of the projected benefit obligation of the pension plans at 6.33% based on a December 31, 2007 measurement date.

Stock-Based Compensation

At December 31, 2007, the Company had three stock-based employee compensation plans, which are described more fully in Note 15, Stock Incentive and Stock Option Plans. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost was reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The fair value of each option granted was estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for the year ended December 31, 2005:

		2005
		(In thousands, except per share amounts)
Net income, as reported		$ 115,199
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(2,674)
Pro forma net income		$ 112,525
Basic earnings per share:	As reported	$ 1.47
	Pro forma	1.44
Diluted earnings per share:	As reported	$ 1.47
	Pro forma	1.43

The fair value of each option grant in 2005 was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following assumptions used for grants in 2005: expected options lives of 7 years; expected dividend yield of 3.40%; expected volatility of 21%, and risk-free interest rates of 3.5%. The Company adopted SFAS No. 123R, "Share-Based Payment," on January 1, 2006. As a result, the Company recognized compensation costs for previously granted unvested awards of approximately $7,000 and $26,000 in 2007 and 2006, respectively. The Company recognized compensation costs for newly granted unvested awards of approximately $786,000 and $247,000 in 2007 and 2006, respectively.

Certain of the Company's stock option plans originally contained provisions for stock appreciation rights ("SARs"). Accounting rules for SARs require the recognition of expense for appreciation in the market value of the Company's common stock or a reduction of expense in the event of a decline in the market value of the Company's common stock. See Note 15, Stock Incentive and Stock Option Plans, for further disclosures regarding SARs.

Derivative Instruments

The derivatives held by the Company are commitments to fund fixed-rate mortgage loans to customers and forward commitments to sell individual fixed-rate mortgage loans. The Company's objective in obtaining the forward commitments is to mitigate the interest rate risk associated with the commitments to fund the fixed-rate mortgage loans. Both the commitments to fund fixed-rate mortgage loans and the forward commitments to sell individual fixed-rate mortgage loans are reported at fair value, with adjustments being recorded in current period earnings, and are not accounted for as hedges.

The Company also enters into derivative financial instruments to meet the financing, interest rate and equity risk management needs of its customers. Upon entering into these instruments to meet customer needs, the Company enters into offsetting positions to minimize interest rate and equity risk to the Company. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings. These instruments and their offsetting positions are recorded in other assets and other liabilities on the consolidated balance sheets. As of December 31, 2007, the notional amount of customer related derivative financial instruments was $153.6 million with an average maturity of 110 months, an average interest receive rate of 8.6% and an average interest pay rate of 6.4%.

Recent Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Adoption of FIN 48 has had no material impact on the financial position or results of operations of the Company.

In February 2006, SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140," was issued. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. In January 2007, the FASB issued Derivatives Implementation Group Issue B-40, "Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). DIG B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG B40 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 has had no material impact on the financial position or results of operations of the Company.

In September 2006, SFAS No. 157, "Fair Value Measurements," was issued. SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In November 2007, the FASB proposed a one year deferral of the fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on the financial position of the Company.

In September 2006, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." EITF 06-4 requires employers to recognize a liability for future benefits provided through endorsement split-dollar life insurance arrangements that extend into postretirement periods in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" or APB Opinion No. 12, "Omnibus Opinion – 1967." EITF 06-4 is effective for fiscal years beginning after December 15, 2007. Entities should recognize the effects of applying EITF 06-4 through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The adoption of EITF 06-04 will result in a cumulative-effect adjustment to retained earnings of approximately $1.7 million at January 1, 2008.

In February 2007, SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," was issued. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on the financial position of the Company.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB No. 109"). SAB No. 109 rescinds SAB No. 105's prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB No. 109 also applies to any loan commitments for which fair value accounting is elected under SFAS No. 159. SAB No. 109 is effective prospectively for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company is currently evaluating the impact that the adoption of SAB No. 109 will have on the financial position of the Company.

In December 2007, SFAS No. 141(R), "Business Combinations," was issued. SFAS No. 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at fair value determined on the acquisition date; changes the recognition timing for restructuring costs; and requires the expensing of acquisition costs as incurred. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 141(R) will have on the financial position or results of operations of the Company.

In December 2007, SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements – an Amendment of ARB No. 51" was issued. SFAS No. 160 requires that acquired assets and liabilities be measured at full fair value without consideration to ownership percentage. Under SFAS No. 160, any non-controlling interests in an acquiree should be presented as a separate component of equity rather than on a mezzanine level. Additionally, SFAS No. 160 provides that net income or loss should be reported in the consolidated income statement at its consolidated amount, with disclosure on the face of the consolidated income statement of the amount of consolidated net income which is attributable to the parent and noncontrolling interest, respectively. SFAS No. 160 is effective prospectively for periods beginning on or after December 15, 2008, with the exception of the presentation and disclosure requirements which should be retrospectively applied to all periods presented. The Company is currently evaluating the impact that the adoption of SFAS No. 160 will have on the financial position or results of operations of the Company.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company, with the exception of the Bank's credit life insurance subsidiary, files a consolidated federal income tax return.

Insurance Commissions

Commission income is recorded as of the effective date of insurance coverage or the billing date, whichever is later. Contingent commissions and commissions on premiums billed and collected directly by insurance companies are recorded as revenue when received, which is our first notification of amounts earned. The income effects of subsequent premium and fee adjustments are recorded when the adjustments become known.

Other

Prior to 2006, trust income was recorded on the cash basis as received, which resulted in amounts that did not differ materially from the amount that would be recorded under the accrual basis. During 2006, the Company changed from recognizing trust income on the cash basis as received to recognizing trust income on the accrual basis.

(2) BUSINESS COMBINATIONS

On December 1, 2005, American State Bank Corporation ("ASB"), a financial holding company with approximately $358 million in assets headquartered in Jonesboro, Arkansas, merged with and into the Company. Pursuant to the merger, ASB's subsidiary, American State Bank, merged with and into the Bank. Consideration paid to complete this transaction consisted of 1,127,544 shares of the Company's common stock in addition to cash paid to ASB shareholders in the aggregate amount of $25,001,242. This transaction was accounted for as a purchase, and accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the financial position or results of operations of the Company.

On March 1, 2007, City Bancorp, a bank holding company with approximately $850 million in assets headquartered in Springfield, Missouri, merged with and into the Company. As a result of the merger, City Bancorp's subsidiary, The Signature Bank, became a subsidiary of the Company. Effective July 1, 2007, The Signature Bank merged with and into BancorpSouth Bank. Consideration paid to complete this transaction consisted of 3,313,848 shares of the Company's common stock in addition to cash paid to City Bancorp's shareholders in the aggregate amount of approximately $83.4 million. In addition, all outstanding City Bancorp stock options were converted into stock options to purchase 272,834 shares of the Company's common stock. This transaction was accounted for as a purchase. This acquisition was not material to the financial position or results of operations of the Company.

(3) HELD-TO-MATURITY SECURITIES

A comparison of amortized cost and estimated fair values of held-to-maturity securities as of December 31, 2007 and 2006 follows:

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
U.S. Treasury	$ -	$ -	$ -	$ -
U.S. Government agencies	1,375,656	25,379	2,034	1,399,001
Obligations of states and political subdivisions	243,259	3,204	1,043	245,420
Other	7,001	23	-	7,024
Total	$1,625,916	$ 28,606	$ 3,077	$1,651,445

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
U.S. Treasury	$ 10,038	$ -	$ 29	$ 10,009
U.S. Government agencies	1,514,882	4,647	18,804	1,500,725
Obligations of states and political subdivisions	191,493	3,416	1,000	193,909
Other	7,007	101	-	7,108
Total	$1,723,420	$ 8,164	$ 19,833	$1,711,751

Gross gains of approximately $105,000 and gross losses of approximately $6,000 were recognized in 2007, gross gains of approximately $28,000 and gross losses of approximately $5,000 were recognized in 2006 and gross gains of approximately $130,000 and gross losses of approximately $4,000 were recognized in 2005 on held-to-maturity securities. These gains and losses were the result of held-to-maturity securities being called prior to maturity.

Held-to-maturity securities with a carrying value of approximately $1.4 billion at December 31, 2007 were pledged to secure public and trust funds on deposit and for other purposes. Included in held-to-maturity securities at December 31, 2007 were securities with a carrying value of $147.9 million issued by the State of Mississippi and securities with a carrying value of $66.4 million issued by the State of Arkansas.

The amortized cost and estimated fair value of held-to-maturity securities at December 31, 2007 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2007	
	Amortized Cost	Estimated Fair Value
	(In thousands)	
Maturing in one year or less	$ 421,555	$ 422,264
Maturing after one year through five years	866,110	884,673
Maturing after five years through ten years	259,153	265,137
Maturing after ten years	79,098	79,371
Total	$ 1,625,916	$ 1,651,445

A summary of temporarily impaired held-to-maturity investments with continuous unrealized loss positions at December 31, 2007 follows:

	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
U.S. Treasury	$ -	$ -	$ -	$ -	$ -	$ -
U.S. Government agencies	-	-	407,077	2,034	407,077	2,034
Obligations of states and political subdivisions	32,665	440	46,982	603	79,647	1,043
Total	$ 32,665	$ 440	$ 454,059	$ 2,637	$ 486,724	$ 3,077

Based upon review of the credit quality of these securities and the intent and ability to hold the securities for a period of time sufficient for a recovery of costs, at which point the fair value will mirror amortized cost, the impairments related to the securities were determined to be temporary.

(4) AVAILABLE-FOR-SALE SECURITIES

A comparison of amortized cost and estimated fair values of available-for-sale securities as of December 31, 2007 and 2006 follows:

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
U.S. Government agencies	$ 850,119	$ 11,423	$ 5,018	$ 856,524
Obligations of states and political subdivisions	84,853	1,246	218	85,881
Preferred stock	843	118	-	961
Other	57,020	1,226	418	57,828
Total	$ 992,835	$ 14,013	$ 5,654	$ 1,001,194

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
U.S. Government agencies	$ 913,584	$ 1,806	$ 18,272	$ 897,118
Obligations of states and political subdivisions	101,399	1,688	103	102,984
Preferred stock	843	127	-	970
Other	38,374	2,554	1	40,927
Total	$ 1,054,200	$ 6,175	$ 18,376	$ 1,041,999

Gross gains of approximately $22,000 were recognized in 2007, gross gains of approximately $117,000 were recognized in 2006 and gross gains of approximately $346,000 were recognized in 2005 on available-for-sale securities.

Available-for-sale securities with a carrying value of approximately $883.1 million at December 31, 2007 were pledged to secure public and trust funds on deposit and for other purposes. Included in available-for-sale securities at December 31, 2007, were securities with a carrying value of $32.9 million issued by the State of Mississippi and securities with a carrying value of $45.3 million issued by the State of Arkansas.

The amortized cost and estimated fair value of available-for-sale securities at December 31, 2007 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities are considered as maturing after 10 years.

	2007	
	Amortized Cost	Estimated Fair Value
	(In thousands)	
Maturing in one year or less	$ 193,770	$ 193,438
Maturing after one year through five years	583,596	588,855
Maturing after five years through ten years	90,382	91,637
Maturing after ten years	125,087	127,264
Total	$ 992,835	$ 1,001,194

A summary of temporarily impaired available-for-sale investments with continuous unrealized loss positions at December 31, 2007 follows:

	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
U.S. Government agencies	$ 1,178	$ 5	$ 408,506	$ 5,013	$ 409,684	$ 5,018
Obligations of states and political subdivisions	4,150	195	2,767	23	6,917	218
Other	7,582	418	-	-	7,582	418
Total	$ 12,910	$ 618	$ 411,273	$ 5,036	$ 424,183	$ 5,654

Based upon a review of the credit quality of these securities, the ability and intent to hold these securities for a period of time sufficient for a recovery of costs and the volatility of their market price, the impairments related to these securities were determined to be temporary.

(5) LOANS AND LEASES

A summary of loans and leases classified by collateral type at December 31, 2007 and 2006 follows:

	2007	2006
	(In thousands)	
Commercial and agricultural	$ 1,236,776	$ 968,915
Consumer and installment	450,882	388,212
Real estate mortgage:		
One to four family	2,529,986	2,690,893
Other	4,490,445	3,514,598
Lease financing	285,865	312,313
Other	233,541	42,592
Total	$ 9,227,495	$ 7,917,523

Non-performing loans and leases consist of both non-accrual loans and leases and loans and leases that have been restructured (primarily in the form of reduced interest rates) because of the borrower's weakened financial condition. The aggregate principal balance of non-accrual loans and leases was $9.8 million and $6.6 million at December 31, 2007 and 2006, respectively. Restructured loans and leases totaled approximately $721,000 and $1,571,000 at December 31, 2007 and 2006, respectively.

The total amount of interest earned on non-performing loans and leases was approximately $385,000, $114,000 and $194,000 in 2007, 2006 and 2005, respectively. The gross interest income which would have been recorded under the original terms of those loans and leases amounted to approximately $964,000, $475,000 and $600,000 in 2007, 2006 and 2005, respectively.

Loans considered impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan – an amendment of FASB Statements No. 5 and 15," as amended by SFAS No. 118, "Accounting by Creditors for

Impairment of a Loan-Income Recognition and Disclosures – an amendment of FASB Statement No. 114," are loans for which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's recorded investment in loans considered impaired at December 31, 2007 and 2006 was $9.5 million and $9.1 million, respectively, with a valuation allowance of $4.4 million and $4.5 million, respectively. The average recorded investment in impaired loans during 2007 and 2006 was $8.0 million and $9.6 million, respectively.

(6) ALLOWANCE FOR CREDIT LOSSES

The following summarizes the changes in the allowance for credit losses for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
		(In thousands)	
Balance at beginning of year	$ 98,834	$ 101,500	$ 91,673
Provision charged to expense	22,696	8,577	24,467
Recoveries	4,355	4,860	4,557
Loans and leases charged off	(16,841)	(16,103)	(20,433)
Acquisitions	6,153	-	1,236
Balance at end of year	$ 115,197	$ 98,834	$ 101,500

(7) PREMISES AND EQUIPMENT

A summary by asset classification at December 31, 2007 and 2006 follows:

	Estimated Useful Life Years	2007	2006
		(In thousands)	
Land	N/A	$ 59,170	$ 54,078
Buildings and improvements	10-40	246,255	228,613
Leasehold improvements	10-39	10,566	8,019
Equipment, furniture and fixtures	3-12	239,164	221,974
Construction in progress	N/A	25,221	13,683
Subtotal		580,376	526,367
Accumulated depreciation and amortization		262,997	239,152
Premises and equipment, net		$ 317,379	$ 287,215

(8) GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2007 and 2006:

	2007		
	Community Banking	General Corporate and Other	Total
		(In thousands)	
Balance as of January 1, 2007	$ 105,083	$ 38,635	$ 143,718
Goodwill acquired during the year	109,697	1,474	111,171
Balance as of December 31, 2007	$ 214,780	$ 40,109	$ 254,889

	2006		
	Community Banking	General Corporate and Other	Total
	(In thousands)		
Balance as of January 1, 2006	$ 103,462	$ 35,292	$ 138,754
Goodwill acquired during the year	1,621	3,343	4,964
Balance as of December 31, 2006	$ 105,083	$ 38,635	$ 143,718

The Company's annual goodwill impairment evaluation for 2007 and 2006 indicated no impairment of goodwill for its reporting units. The Company will continue to test reporting unit goodwill for potential impairment on an annual basis in the Company's fourth quarter, or sooner if a goodwill impairment indicator is identified.

The following table presents information regarding the components of the Company's identifiable intangible assets for the years ended December 31, 2007 and 2006:

	Year ended December 31, 2007		Year ended December 31, 2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:	(In thousands)			
Core deposit intangibles	$ 27,801	$ 14,448	$ 20,699	$ 11,706
Customer relationship intangibles	24,639	12,536	23,164	10,412
Non-solicitation intangibles	665	265	65	57
Total	$ 53,105	$ 27,249	$ 43,928	$ 22,175
Unamortized intangible assets:				
Trade names	$ 688	$ -	$ 688	$ -

	Year ended December 31,	
	2007	2006
Aggregate amortization expense for:	(In thousands)	
Core deposit intangibles	$ 2,742	$ 2,251
Customer relationship intangibles	2,124	2,361
Non-solicitation intangibles	208	22
Total	$ 5,074	$ 4,634

The following table presents information regarding estimated amortization expense on the Company's amortizable identifiable intangible assets for the year ending December 31, 2008, and the succeeding four years:

	Core Deposit Intangibles	Customer Relationship Intangibles	Non-Solicitation Intangibles	Total
Estimated amortization expense:	(In thousands)			
For the year ending December 31, 2008	$ 2,503	$ 2,002	$ 240	$ 4,745
For the year ending December 31, 2009	2,235	1,756	160	4,151
For the year ending December 31, 2010	1,834	1,543	-	3,377
For the year ending December 31, 2011	1,542	1,357	-	2,899
For the year ending December 31, 2012	946	1,195	-	2,141

(9) TIME DEPOSITS AND SHORT-TERM DEBT

Certificates of deposit and other time deposits of $100,000 or more amounting to approximately $2.1 billion were outstanding at each of December 31, 2007 and 2006. Total interest expense relating to certificate and other time deposits of $100,000 or more totaled $106.1 million, $82.9 million and $59.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

For time deposits with a remaining maturity of more than one year at December 31, 2007, the aggregate amount of maturities for the following five years is presented in the following table:

Maturing in	Amount
	(In thousands)
2009	$ 431,292
2010	145,839
2011	92,458
2012	95,770
2013	603
Thereafter	1,176
Total	$ 767,138

Presented below is information relating to short-term debt for the years ended December 31, 2007, 2006 and 2005:

	2007				
	End of Period		Daily Average		Maximum Outstanding at any Month End
	Balance	Interest Rate	Balance	Interest Rate	
	(Dollars in thousands)				
Federal funds purchased	$ 200	2.8 %	$ 39,558	5.3 %	$ 185,281
Flexible repurchase agreements purchased	-	-	4,149	4.2	8,581
Securities sold under agreement to repurchase	809,698	3.4	737,861	4.4	912,691
Short-term FHLB advances	706,586	2.9	279,125	4.9	706,586
Total	$ 1,516,484		$ 1,060,693		$ 1,813,139

	2006				
	End of Period		Daily Average		Maximum Outstanding at any Month End
	Balance	Interest Rate	Balance	Interest Rate	
Federal funds purchased	$ 2,400	4.8 %	$ 19,809	5.3 %	$ 51,450
Flexible repurchase agreements purchased	10,957	4.1	38,237	4.0	55,875
Securities sold under agreement to repurchase	659,081	4.5	637,026	4.3	715,011
Short-term FHLB advances	200,000	5.2	111,789	5.3	325,000
Total	$ 872,438		$ 806,861		$ 1,147,336

	2005				
	End of Period		Daily Average		Maximum Outstanding at any Month End
	Balance	Interest Rate	Balance	Interest Rate	
Federal funds purchased	$ 2,300	3.8 %	$ 9,953	3.0 %	$ 45,000
Flexible repurchase agreements purchased	59,531	4.0	12,877	3.8	59,556
Securities sold under agreement to repurchase	686,308	3.4	481,238	2.6	686,308
Short-term FHLB advances	2,000	3.8	20,874	3.1	62,000
Total	$ 750,139		$ 524,942		$ 852,864

Federal funds purchased generally mature the day following the date of purchase while securities sold under repurchase agreements generally mature within 30 days from the date of sale. Short-term FHLB borrowings generally mature within 30 days following the date of purchase. At December 31, 2007, the Bank had established informal federal funds borrowing lines of credit aggregating $635 million.

(10) LONG-TERM FEDERAL HOME LOAN BANK BORROWINGS

The Bank has entered into a blanket floating lien security agreement with the Federal Home Loan Bank ("FHLB") of Dallas. Under the terms of this agreement, the Bank is required to maintain sufficient collateral to secure borrowings in an aggregate amount of the lesser of 75% of the book value (i.e., unpaid principal balance) of the Bank's eligible mortgage loans pledged as collateral or 35% of the Bank's assets.

At December 31, 2007, the following FHLB fixed term advances were repayable as follows:

Final due date	Interest rate	Amount (In thousands)
2009	3.40%-5.90%	$ 2,627
2010	3.02%-5.86%	3,500
2011	5.28%-6.93%	2,850
2012	4.71%	1,500
Thereafter	4.69%-5.99%	78,500
Total		$ 88,977

(11) JUNIOR SUBORDINATED DEBT SECURITIES

In 2002, the Company issued $128.9 million in 8.15% Junior Subordinated Debt Securities to BancorpSouth Capital Trust I (the "Trust"), a business trust. The Trust used the proceeds from the issuance of five million shares of 8.15% trust preferred securities, $25 face value per share, to acquire the 8.15% Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on January 28, 2032, and are callable at the option of the Company after January 28, 2007.

Pursuant to the merger with Business Holding Corporation on December 31, 2004, the Company assumed the liability for $6.2 million in Junior Subordinated Debt Securities issued to Business Holding Company Trust I, a statutory trust. Business Holding Company Trust I used the proceeds from the issuance of 6,000 shares of trust preferred securities to acquire the Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on April 7, 2034, and are callable at the option of the Company, in whole or in part, on any January 7, April 7, July 7 or October 7 on or after April 7, 2009. The Junior Subordinated Debt Securities and the trust preferred securities pay a per annum rate of interest, reset quarterly, equal to the three month London Interbank Offered Rate ("LIBOR") plus 2.80% from January 30, 2004 to April 7, 2009 and thereafter at LIBOR plus 2.85%.

Pursuant to the merger with Premier Bancorp, Inc. on December 31, 2004, the Company assumed the liability for $3.1 million in Junior Subordinated Debt Securities issued to Premier Bancorp Capital Trust I, a statutory trust. Premier Bancorp Capital Trust I used the proceeds from the issuance of 3,000 shares of trust preferred securities to acquire the Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on November 7, 2032, and are callable at the option of the Company, in whole or in part, on any February 7, May 7, August 7 or November 7 on or after November 7, 2007.

The Junior Subordinated Debt Securities and the trust preferred securities pay a per annum rate of interest, reset quarterly, equal to the three month LIBOR plus 3.45%. The Company redeemed the Junior Subordinated Debt Securities and the related trust preferred securities at par on November 7, 2007.

Pursuant to the merger with ASB on December 1, 2005, the Company assumed the liability for $6.7 million in Junior Subordinated Debt Securities issued to American State Capital Trust I, a statutory trust. American State Capital Trust I used the proceeds from the issuance of 6,500 shares of trust preferred securities to acquire the Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on April 7, 2034, and are callable at the option of the Company, in whole or in part, on July 7, October 7, January 7 or April 7 on or after April 7, 2009. The Junior Subordinated Debt Securities and the trust preferred securities pay a per annum rate of interest, reset quarterly, equal to the three month LIBOR plus 2.80%.

Pursuant to the merger with City Bancorp on March 1, 2007, the Company assumed the liability for $8.2 million in Junior Subordinated Debt Securities issued to Signature Bancshares Preferred Trust I, a statutory trust. Signature Bancshares Preferred Trust I used the proceeds from the issuance of 8,000 shares of trust preferred securities to acquire the Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on October 8, 2033, and are callable at the option of the Company, in whole or in part, on any January 8, April 8, July 8 or October 8 on or after October 8, 2008. The Junior Subordinated Debt Securities and the trust preferred securities pay a per annum rate of interest, reset quarterly, equal to the three-month LIBOR plus 3.00%.

Pursuant to the merger with City Bancorp on March 1, 2007, the Company also assumed the liability for $10.3 million in Junior Subordinated Debt Securities issued to City Bancorp Preferred Trust I, a statutory trust. City Bancorp Preferred Trust I used the proceeds from the issuance of 10,000 shares of trust preferred securities to acquire the Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on March 15, 2035, and are callable at the option of the Company, in whole or in part, on any March 15, June 15, September 15, or December 15 on or after March 15, 2010. The Junior Subordinated Debt Securities and the trust preferred securities pay a per annum rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.2%.

(12) INCOME TAXES

Total income taxes for the years ended December 31, 2007, 2006 and 2005 are allocated as follows:

	2007	2006	2005
		(In thousands)	
Income tax expense	$ 66,001	$ 64,968	$ 52,601
Shareholders' equity for other comprehensive income	10,855	(5,275)	(9,574)
Shareholders' equity for stock option plans	(1,556)	(1,015)	(1,179)
Total	$ 75,300	$ 58,678	$ 41,848

The components of income tax expense attributable to operations are as follows for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Current:		(In thousands)	
Federal	$ 45,732	$ 55,284	$ 28,021
State	4,717	3,389	1,766
Deferred:			
Federal	13,519	5,472	19,832
State	2,033	823	2,982
Total	$ 66,001	$ 64,968	$ 52,601

Income tax expense differs from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes due to the following:

	2007	2006	2005
		(In thousands)	
Tax expense at statutory rates	$ 71,381	$ 66,557	$ 58,730
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal tax benefit	4,387	3,437	3,086
State income tax contingency recovery	-	(1,958)	-
Tax-exempt interest revenue	(5,786)	(5,894)	(5,403)
Tax-exempt earnings on life insurance	(2,427)	(2,285)	(2,119)
Deductible dividends paid on 401K plan	(1,873)	(1,772)	(1,710)
Non-recoverable overpayment of prior years tax	-	6,750	-
Other, net	319	133	17
Total	$ 66,001	$ 64,968	$ 52,601

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:	(In thousands)	
Loans, principally due to allowance for credit losses	$ 47,979	$ 36,006
Accrued liabilities, principally due to compensation arrangements and vacation accruals	11,967	10,227
Net operating loss carryforwards	140	349
Unrealized pension expense	7,666	10,658
Total gross deferred tax assets	67,752	57,240
Less: valuation allowance	-	-
Deferred tax assets	$ 67,752	$ 57,240
Deferred tax liabilities:		
Premises and equipment, principally due to differences in depreciation and lease transactions	$ 52,907	$ 46,706
Other assets, principally due to expense recognition	33,042	15,910
Investments, principally due to interest income recognition	8,032	6,658
Mortgage servicing rights	15,777	10,886
Unrealized net losses (gains) on available-for-sale securities	3,198	(4,665)
Total gross deferred tax liabilities	112,956	75,495
Net deferred tax liabilities	$ (45,204)	$ (18,255)

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences existing at December 31, 2007.

At December 31, 2007, the Company had net operating loss carryforwards related to business combinations for federal income tax purposes of approximately $365,000 that are available to offset future federal taxable income, subject to various limitations, through 2009. At December 31, 2007, the Company had a $16.7 million receivable for federal and state income taxes resulting from an overpayment of taxes in years 2003, 2004, 2005 and 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an approximate $355,000 increase in the liability for unrecognized tax benefits. The following table presents the activity in unrecognized tax benefits for 2007:

	Amount (In thousands)
Unrecognized tax benefit at adoption, January 1	$ 355
Gross increases - tax positions in prior period	-
Gross decreases - tax positions in prior period	-
Gross increases - tax positions in current period	-
Gross decreases - tax positions in current period	-
Settlements	-
Lapse of statute of limitations	-
Unrecognized tax benefit, December 31	$ 355

Included in the balance of unrecognized tax benefits at December 31, 2007, are approximately $355,000 of tax benefits that, if recognized, would affect the effective tax rate.

The Company recognizes accrued interest related to unrecognized tax benefits and penalties as a component of other noninterest expense. Related to the uncertain tax benefits noted above, the Company accrued penalties of $88,075 and interest of $96,638 during 2007 and in total, as of December 31, 2007, has recognized a liability for penalties of $88,075 and interest of $105,703.

The Company does not expect that unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company is subject to taxation in the United States and various states and local jurisdictions. The tax years that remain open for examination for the Company's major jurisdictions of the United States, Mississippi, Arkansas, Tennessee, Alabama, Louisiana and Missouri are 2003, 2004, 2005 and 2006. With few exceptions, the Company is no longer subject to United States federal, state or local examinations by tax authorities for years before 2004.

(13) PENSION, OTHER POST RETIREMENT BENEFIT AND PROFIT SHARING PLANS

The BancorpSouth, Inc. Retirement Plan (the "Basic Plan") is a non-contributory defined benefit pension plan managed by a trustee covering substantially all full-time employees who have at least one year of service, have attained the age of 21 and were hired prior to January 1, 2006. Benefits are based on years of service and the employee's compensation. The Company's funding policy is to contribute to the Basic Plan the amount that meets the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company determines to be appropriate. The difference between the plan assets and projected benefit obligation is included in other assets or other liabilities, as appropriate. Actuarial assumptions are evaluated periodically.

The BancorpSouth, Inc. Restoration Plan (the "Restoration Plan") provides for the payment of retirement benefits to certain participants in the Basic Plan. The Restoration Plan is a non-qualified plan that covers any employee whose benefit under the Basic Plan is limited by the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and any employee who elects to participate in the BancorpSouth, Inc. Deferred Compensation Plan, which reduces the employee's benefit under the Basic Plan. The Company also has a non-qualified defined benefit supplemental retirement plan (the "Supplemental Plan") for certain key employees. Benefits commence when the employee retires and are payable over a period of 10 years.

During 2003, the Company established a retiree medical plan pursuant to which the Company subsidized the cost of retiree health care coverage for current retirees and employees who retire over the next five years. Under the plan, the Company subsidized retiree health care coverage on a decreasing basis through 2007. Beginning in 2008, the Company will only provide access to coverage for its retirees and subsequent years' retired employees.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "MPDIMA") became law in the United States. Effective in 2006, the MPDIMA introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. Because the Company's subsidy of the cost of retiree health care coverage was phased out at the end of 2007, the MPDIMA had no material financial impact on the obligations of the Company's retiree medical plan. The Company has no benefit obligation related to the retiree medical plan as of December 31, 2007.

The Company uses a December 31 measurement date for its pension and other benefit plans.

A summary of the defined benefit retirement plans at and for the years ended December 31, 2007, 2006 and 2005 follows:

	Pension Benefits		
	2007	2006	2005
		(In thousands)	
Change in benefit obligation:			
Projected benefit obligation at beginning of year	$ 107,226	$ 100,319	$ 82,048
Service cost	7,835	7,034	6,143
Interest cost	6,129	5,442	4,907
Amendments	-	246	-
Actuarial loss	(7,475)	(1,632)	12,541
Benefits paid	(4,242)	(4,183)	(5,320)
Projected benefit obligation at end of year	$ 109,473	$ 107,226	$ 100,319
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 92,043	$ 77,931	$ 68,839
Actual return on assets	7,495	8,943	3,442
Employer contributions	40,128	9,352	10,970
Benefits paid	(4,242)	(4,183)	(5,320)
Fair value of plan assets at end of year	$ 135,424	$ 92,043	$ 77,931
Funded status:			
Projected benefit obligation	$ (109,473)	$ (107,226)	$ (100,319)
Fair value of plan assets	135,424	92,043	77,931
Unrecognized transition amount	-	-	165
Unrecognized prior service cost	-	-	2,491
Unrecognized actuarial loss	-	-	31,762
Net amount recognized	$ 25,951	$ (15,183)	$ 12,030

Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits		
	2007	2006	2005
		(In thousands)	
Prepaid benefit cost	$ 58,999	$ 23,523	$ 20,676
Accrued benefit liability	(13,006)	(10,842)	(13,556)
Intangible asset	-	-	1,056
Accumulated other comprehensive income adjustment	(20,042)	(27,864)	3,854
Net amount recognized	$ 25,951	$ (15,183)	$ 12,030

Pre-tax amounts recognized in accumulated other comprehensive income consists of:

	Year ended December 31,	
	2007	2006
	(In thousands)	
Net transition obligation	$ 129	$ 146
Net prior service cost	2,242	2,499
Net actuarial loss	17,671	25,219
Total accumulated other comprehensive income	$ 20,042	$ 27,864

The net transition obligation, net prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are approximately $18,000, $267,000 and $292,000, respectively.

The components of net periodic benefit cost at December 31, 2007, 2006 and 2005 are as follows:

	Pension Benefits		
	2007	2006	2005
Components of net periodic benefit cost:		(In thousands)	
Service cost	$ 7,835	$ 7,034	$ 6,143
Interest cost	6,129	5,442	4,907
Expected return on assets	(9,122)	(5,941)	(5,450)
Amortization of unrecognized transition amount	18	18	18
Recognized prior service cost	256	239	249
Recognized net (gain) loss	1,700	1,909	1,262
Net periodic benefit cost	$ 6,816	$ 8,701	$ 7,129

The weighted-average assumptions used to determine benefit obligations at December 31, 2007 and 2006 are as follows:

	Pension Benefits	
	2007	2006
Discount rate	6.33%	5.75%
Rate of compensation increase	3.60%	4.00%

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Pension Benefits		
	2007	2006	2005
Discount rate	5.75%	5.75%	6.00%
Rate of compensation increase	4.00%	4.00%	3.50%
Expected rate of return on plan assets	8.00%	8.00%	8.00%

The following table presents information related to the Company's Restoration Plan and Supplemental Plan that had accumulated benefit obligations in excess of plan assets at December 31, 2007 and 2006:

	2007	2006
	(In thousands)	
Projected benefit obligation	$ 17,712	$ 16,897
Accumulated benefit obligation	16,453	14,922
Fair value of assets	-	-

The following table presents information related to the Company's defined benefit pension plans:

	2007	2006
	(In thousands)	
Accumulated benefit obligation	$ 94,553	$ 90,260

In selecting the expected long-term rate of return on assets used for the Basic Plan, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan. This included considering the trust asset allocation and the expected returns likely to be earned over the life of the plan. This basis is consistent with the prior year. The discount rate is the rate used to determine the present value of the Company's future benefit obligations for its pension and other postretirement benefit plans. In selecting the discount rate used to discount plan liabilities developed a level equivalent yield using the expected cash flows from the BancorpSouth, Inc. Retirement Plan based on the December 31, 2007 Citigroup Pension Discount Curve. The Citigroup Pension Liability Curve is published on the Society of Actuaries website along with a background paper on this interest rate curve. In prior years, the Company used a rate that reflects the rates available on long-term, high-quality, fixed-income debt instruments.

The Company's pension plan weighted-average asset allocations at December 31, 2007 and 2006, by asset category, are as follows:

	Plan assets at December 31		Target for
Asset category:	2007	2006	2008
Equity securities	59.87%	64.33%	40-60%
Debt securities	33.88%	33.94%	40-60%
Other	6.25%	1.73%	0%
Total	100.00%	100.00%	

Equity securities held in the Basic Plan include shares of the Company's common stock with a fair value of $1.9 million (1.44% of total plan assets) and $2.2 million (2.40% of total plan assets) at December 31, 2007 and 2006, respectively. The Company expects to contribute approximately $3.8 million to the Basic Plan in 2008.

The following table presents information regarding expected future benefit payments, which reflect expected service, as appropriate:

	Pension Benefits
Expected future benefit payments:	(In thousands)
2008	$ 10,018
2009	7,629
2010	6,914
2011	6,481
2012	9,477
2013-2017	44,409

The Company has a defined contribution plan (commonly referred to as a "401(k) Plan"). Pursuant to the 401(k) Plan, employees may contribute a portion of their compensation, as set forth in the 401(k) Plan, subject to the limitations as established by the Code. Employee contributions (up to 5% of defined compensation) are matched dollar-for-dollar by the Company. Under the terms of the 401(k) Plan, contributions matched by the Company are used to purchase shares of Company common stock at prevailing market prices. The 401(k) Plan permits employees to diversify their holdings of shares of Company common stock by selling some or all of their shares of Company common stock and reinvesting the proceeds in other investments. Employer contributions for the years ended December 31, 2007, 2006 and 2005 were $7.6 million, $6.6 million and $6.5 million, respectively. Also, effective January 1, 2006, the 401(k) Plan provides that the Company shall make a profit sharing contribution on behalf of each eligible employee in an amount equal to two percent of each such employee's eligible compensation. Eligible employees are those hired after December 31, 2005 who work at least 1,000 hours during the plan year and have attained the age of 21. Employer contributions for the years ended December 31, 2007 and 2006 were approximately $465,000 and $141,000, respectively.

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Securities

The carrying amounts for short-term securities approximate fair value because of their short-term maturity (90 days or less) and do not present an unexpected credit risk. The fair value of most longer-term securities is estimated based on market prices or dealer quotes. See Note 3, Held-to-Maturity Securities, and Note 4, Available-for-Sale Securities, for fair values.

Loans and Leases

Fair values are estimated for portfolios of loans and leases with similar financial characteristics. The fair value of loans and leases is calculated by discounting scheduled cash flows through the estimated maturity using rates currently available that reflect the credit and interest rate risk inherent in the loan or lease. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

Average maturity represents the expected average cash flow period, which in some instances is different than the stated maturity. Management has made estimates of fair value discount rates that are believed to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented would be indicative of the value negotiated in an actual sale. New loan and lease rates were used as the discount rate on existing loans and leases of similar type, credit quality and maturity.

Deposit Liabilities

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, interest bearing demand deposits and savings, is equal to the amount payable on demand as of December 31, 2007 and 2006. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

Debt

The carrying amounts for federal funds purchased and repurchase agreements approximate fair value because of their short-term maturity. The fair value of the Company's fixed-term FHLB advance securities is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently available for advances of similar maturities. The fair value of the Company's junior subordinated debt is based on market prices or dealer quotes.

Derivative Instruments

The Company has commitments to fund fixed-rate mortgage loans and forward commitments to sell individual fixed-rate mortgage loans. The fair value of these derivative instruments is based on observable market prices. The Company also enters into interest rate swaps to meet the financing, interest rate and equity risk management needs of its customers. The fair value of these instruments is either an observable market price or a discounted cash flow valuation using the terms of swap agreements but substituting original interest rates with current interest rates. See Note 22, Commitments and Contingent Liabilities, for additional fair value information regarding these instruments.

Lending Commitments

The Company's lending commitments are negotiated at current market rates and are relatively short-term in nature. As a matter of policy, the Company generally makes commitments for fixed-rate loans for relatively short periods of time. Therefore, the estimated value of the Company's lending commitments approximates the carrying amount and is immaterial to the financial statements. See Note 22, Commitments and Contingent Liabilities, for additional information regarding lending commitments.

The following table presents carrying and fair value information at December 31, 2007 and 2006:

	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Assets:				
Cash and due from banks	$ 322,926	$ 322,926	$ 444,033	$ 444,033
Interest bearing deposits with other banks	12,710	12,710	7,418	7,418
Held-to-maturity securities	1,625,916	1,651,445	1,723,420	1,711,751
Available-for-sale and trading securities	1,001,194	1,001,194	1,041,999	1,041,999
Federal funds sold and securities purchased under agreement to resell	0	0	145,957	145,957
Net loans and leases	9,064,487	9,221,362	7,772,637	7,802,982
Loans held for sale	128,532	132,442	89,323	89,256
Liabilities:				
Noninterest bearing deposits	1,670,198	1,670,198	1,817,223	1,817,223
Savings and interest bearing deposits	3,974,724	3,974,724	3,571,882	3,571,882
Other time deposits	4,419,177	4,419,150	4,321,473	4,327,594
Federal funds purchased and securities sold under agreement to repurchase and other short-term borrowings	1,516,484	1,501,958	872,438	872,438
Long-term debt and other borrowings	249,488	227,539	280,889	283,838
Derivative instruments:				
Forward commitments to sell fixed rate mortgage loans	(232)	(232)	117	117
Commitments to fund fixed rate mortgage loans	84	84	(101)	(101)
Interest rate swap position to receive	4,120	4,120	-	-
Interest rate swap position to pay	(4,120)	(4,120)	-	-

(15) STOCK INCENTIVE AND STOCK OPTION PLANS

Key employees and directors of the Company and its subsidiaries have been granted stock options and SARs under the Company's 1994, 1995 and 1998 stock incentive plans (the "Plans"). The 1994 and 1995 stock incentive plans were amended in 1998 to eliminate SARs and to allow a limited number of restricted stock awards. All options and SARs granted pursuant to these plans have an exercise price equal to the market value on the date of the grant and are exercisable over periods of one to ten years. Upon the exercise of stock options, new shares are issued by the Company.

No SARs have been granted since 1997 and none were outstanding at December 31, 2007. The Company recorded a reversal of compensation expense related to SARs of $21,000 in 2007, compensation expense of $215,000 in 2006 and a reversal of compensation expense of $262,000 in 2005 because of changes in the market value of the Company's common stock.

In 1998, the Company adopted a stock plan through which a minimum of 50% of the compensation payable to each director is paid in the form of the Company's common stock. This plan is registered under the Company's dividend reinvestment plan and the shares are purchased through the Company's dividend reinvestment plan which purchases shares in the open market.

On December 14, 2005, the Company's Board of Directors approved accelerating the vesting of "out-of-the-money" unvested outstanding stock options held by employees. The options were considered "out-of-the-money" if the exercise price of the option was greater than $23.02, the closing price of shares of the Company's common stock on the New York Stock Exchange on December 14, 2005. The accelerated vesting was effective on December 14, 2005. Vesting of these options was accelerated to eliminate the need to recognize the remaining fair value compensation expense associated with those options upon adoption of Statement 123R. The compensation cost avoided by the accelerated vesting was approximately $623,000 and $945,000 in 2007 and 2006, respectively, and compensation expense of approximately $291,000 will be avoided in 2008 by the accelerated vesting.

Effective January 1, 2006, the Company adopted SFAS 123R. Prior to 2006, we accounted for stock awards granted to employees under the intrinsic value recognition and measurement principles of APB Opinion No. 25 and related interpretations. Under the intrinsic value method, no stock-based employee compensation cost was reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. However, SFAS 123R requires that compensation expense be measured using estimates of fair value of all stock-based awards. We are using the "modified prospective method" for recognizing the expense over the remaining vesting period for awards that were outstanding but unvested at January 1, 2006. Under the modified prospective method, the adoption of SFAS 123R applies to new awards and to awards modified after December 31, 2005 as well as to the unvested portion of awards outstanding as of January 1, 2006. In accordance with the modified prospective method, we have not adjusted the financial statements for periods ended prior to January 1, 2006. Compensation expense arising from stock options that has been charged against income for those plans was approximately $793,000 and $247,000 for 2007 and 2006, respectively. As of December 31, 2007, there was $2.3 million of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a three year period.

During the year ending December 31, 2007, the Company granted stock options to directors and employees under the 1994 and 1995 stock incentive plans, as amended. In May, 2007, the Company granted stock options to purchase 36,000 shares of the Company's common stock to its directors. The stock options granted to directors have a contractual life of 10 years and vest over a one-year service period. In November 2007, the Company granted stock options to purchase 301,550 shares of the Company's common stock to its employees. The stock options granted to employees have a contractual life of seven years and vest over a three-year service period. A summary of the stock option activity under the Company Plans as of December 31, 2007 and changes during the year then ended is presented below:

	2007			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($000)
Options				
Outstanding at January 1, 2007	3,078,822	$ 20.73		
Granted	610,384	19.69		
Exercised	(572,739)	18.20		
Expired or cancelled	(13,826)	21.10		
Outstanding at December 31, 2007	3,102,641	$ 20.99	5.4	$ 8,142
Exercisable at December 31, 2007	2,587,225	$ 20.45	4.3	$ 8,179

	2006			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($000)
Options				
Outstanding at January 1, 2006	3,088,713	$ 19.79		
Granted	300,000	24.84		
Exercised	(301,891)	15.19		
Expired or cancelled	(8,000)	22.50		
Outstanding at December 31, 2006	3,078,822	$ 20.73	5.7	$ 18,764
Exercisable at December 31, 2006	2,772,155	$ 20.28	5.0	$ 18,139

A summary of the status of the Company's nonvested options as of December 31, 2007 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value
Nonvested Options			
Outstanding at January 1, 2007	306,667	$ 24.78	$ 5.53
Granted	337,550	23.13	5.05
Vested	(127,334)	24.86	5.78
Expired or cancelled	(1,467)	24.78	5.07
Outstanding at December 31, 2007	515,416	$ 23.68	$ 5.16

The Company uses historical data to estimate stock option exercise and employee departure behavior used in the Black-Scholes-Merton option valuation model; groups of participants (executive, non-executives and directors) are considered separately for valuation purposes. The expected term of stock options granted is derived from analysis of all historical data on stock option activity and represents the period of time that stock options granted are expected to be outstanding; the range given below results from certain groups of participants exhibiting different post-vesting behaviors. The risk-free rate for periods within the contractual term of the stock option is based on the U. S. Treasury yield curve in effect at the time of grant. The expected volatility is estimated based on the Company's historical experience. The following table provides the range of assumptions used for stock options granted:

	2007	2006	2005
Expected volatility	24.7% - 27.6%	23.2% - 27.6%	20.5% - 20.9%
Weighted-average volatility	25.0%	24.6%	20.6%
Expected dividends	3.00%	3.00%	3.40%
Expected term (in years)	5.1 - 7.0	5.1 - 5.7	7.0
Risk-free rate	4.0% - 4.6%	4.5% - 5.0%	3.1% - 3.5%

The weighted-average grant-date fair value of stock options granted during the years 2007 and 2006 was $5.05 and $5.58, respectively. The intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $10.4 million, $4.5 million and $5.8 million, respectively.

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Avg Remaining Life (years)	Weighted-Avg Exercise Price	Number Exercisable	Weighted-Avg Exercise Price
$7.48 to $10.51	15,303	4.0	$ 8.78	15,303	$ 8.78
$11.39 to $14.98	197,189	3.0	13.41	197,189	13.41
$15.06 to $17.69	515,263	2.4	16.22	515,263	16.22
$19.18 to $25.31	2,374,886	6.0	22.76	1,859,470	22.46
$7.48 to $25.31	3,102,641	5.4	$ 20.99	2,587,225	$ 20.45

The 1994 stock incentive plan was amended in 2006 to allow for the issuance of performance shares. Performance shares entitle the recipient to receive shares of the Company's common stock upon the achievement of performance goals that are specified in the award over a specified performance period. The recipient of performance shares is not treated as a shareholder of the Company and is not entitled to vote or receive dividends until the performance conditions stated in the award are satisfied and the shares of stock are actually issued to the recipient. In January of 2007, the Company granted 78,000 performance shares to employees for the two-year performance period from January 1, 2007 through December 31, 2008. The shares vest over a three-year period and are valued at the fair value of the Company's stock at the grant date based upon the estimated number of shares expected to vest. Compensation expense of approximately $758,000 was recognized in 2007 related to performance shares.

(16) EARNINGS PER SHARE AND DIVIDEND DATA

The computation of basic earnings per share is based on the weighted average number of common shares outstanding. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding plus the shares resulting from the assumed exercise of all outstanding stock options using the treasury stock method. The following table provides a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2007, 2006 and 2005:

	2007		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
Basic EPS:			
Income available to common shareholders	$ 137,943	81,506	$ 1.69
Effect of dilutive stock options	-	339	
Diluted EPS:			
Income available to common shareholders plus assumed exercise	$ 137,943	81,845	$ 1.69

	2006		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
Basic EPS:			
Income available to common shareholders	$ 125,194	79,140	$ 1.58
Effect of dilutive stock options	-	402	
Diluted EPS:			
Income available to common shareholders plus assumed exercise	$ 125,194	79,542	$ 1.57

	2005		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
Basic EPS:			
Income available to common shareholders	$ 115,199	78,266	$ 1.47
Effect of dilutive stock options	-	331	
Diluted EPS:			
Income available to common shareholders plus assumed exercise	$ 115,199	78,597	$ 1.47

Dividends to shareholders are paid from dividends paid to the Company by the Bank which are subject to approval by the applicable state regulatory authority. At December 31, 2007, the Bank could have paid dividends of $528 million to the Company under current regulatory guidelines.

(17) OTHER COMPREHENSIVE INCOME

The following table presents the components of other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2007, 2006 and 2005:

	2007		
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
	(In thousands)		
Unrealized gains on available-for-sale securities:			
Unrealized gains (losses) arising during holding period	$ 20,583	$ (7,871)	$ 12,712
Reclassification adjustment for net (gains) losses realized in net income	(22)	8	(14)
Change in pension funding status	7,822	(2,992)	4,830
Other comprehensive income (loss)	$ 28,383	$(10,855)	$ 17,528

	2006		
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
		(In thousands)	
Unrealized gains on available-for-sale securities:			
Unrealized gains (losses) arising during holding period	$ 10,263	$ (3,923)	$ 6,340
Reclassification adjustment for net losses (gains) realized in net income	(36)	14	(22)
Change in pension funding status	490	(188)	302
Other comprehensive income (loss)	$ 10,717	$ (4,097)	$ 6,620

	2005		
	Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
		(In thousands)	
Unrealized gains on available-for-sale securities:			
Unrealized (losses) gains arising during holding period	$(23,077)	$ 8,837	$(14,240)
Reclassification adjustment for net (gains) losses realized in net income	(346)	132	(214)
Minimum pension liability	(1,582)	605	(977)
Other comprehensive (loss) income	$(25,005)	$ 9,574	$(15,431)

(18) RELATED PARTY TRANSACTIONS

The Bank has made, and expects in the future to continue to make in the ordinary course of business, loans to directors and executive officers of the Company and their affiliates. In management's opinion, these transactions with directors and executive officers were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present any other unfavorable features. An analysis of such outstanding loans is as follows:

	Amount
	(In thousands)
Loans outstanding at December 31, 2006	$ 18,565
New loans	21,236
Repayments	(10,508)
Changes in directors and executive officers	(7)
Loans outstanding at December 31, 2007	$ 29,286

(19) MORTGAGE SERVICING RIGHTS

MSRs are recognized based on the fair value of the servicing right on the date the corresponding mortgage loan is sold. In determining fair value of the MSRs, the Company utilizes the expertise of an independent third party. An estimate of the fair value of the Company's MSRs is determined by the independent third party utilizing assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends and industry demand. This estimate and assumptions are reviewed by management. Because the valuation is determined by using discounted cash flow models, the primary risk inherent in valuing the MSRs is the impact of fluctuating interest rates on the estimated life of the servicing revenue stream. The use of different estimates or assumptions could also produce different fair values. The Company does not hedge the change in fair value of MSRs and, therefore, the Company is susceptible to significant fluctuations in the fair value of its MSRs in changing interest rate environments.

The Company has one class of mortgage servicing asset comprised of closed end loans for one-to-four family residences, secured by first liens. The following table presents the activity in this class for the period indicated:

	2007	2006
	(In thousands)	
Fair value at beginning of year	$ 35,286	$ 36,456
Additions:		
Origination of servicing assets	5,538	5,866
Changes in fair value:		
Due to change in valuation inputs or assumptions used in the valuation model	(8,319)	(7,076)
Other changes in fair value	(23)	40
Fair value at end of year	$ 32,482	$ 35,286

Prior to the adoption of SFAS No. 156 on January 1, 2006, MSRs were recognized based on the relative fair value of the servicing right and the mortgage loan on the date the mortgage loan was sold. The following table summarizes MSRs, net of accumulated amortization, and a valuation allowance for temporary impairment for the period prior to the adoption of SFAS No. 156:

	2005
	(In thousands)
Balance at beginning of year	$ 45,929
MSRs capitalized	6,494
Permanent impairment	(2,398)
MSRs sold	-
Amortization expense	(8,323)
Balance at end of year	41,702
Valuation allowance	(5,246)
Fair value at end of year	$ 36,456

All of the changes to the fair value of the MSRs are recorded as part of mortgage lending noninterest revenue on the income statement. As part of mortgage lending noninterest revenue, the Company recorded contractual servicing fees of $8.1 million, $8.1 million and $8.2 million and late and other ancillary fees of $1.0 million, $1.0 million and $1.1 million in 2007, 2006, and 2005, respectively.

(20) REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings and other factors. Quantitative measures established by the Board of Governors of the Federal Reserve to ensure capital adequacy require the Company to maintain minimum capital amounts and ratios (risk-based capital ratios). All banking companies are required to have core capital ("Tier I") of at least 4% of risk-weighted assets, total capital of at least 8% of risk-weighted assets and a minimum Tier I leverage ratio of 4% of adjusted average assets. The regulations also define well capitalized levels of Tier I, total capital and Tier I leverage as 6%, 10% and 5%, respectively. The Company and the Bank had Tier I, total capital and Tier I leverage above the well capitalized levels at December 31, 2007 and 2006, respectively, as set forth in the following table:

	2007		2006	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
Tier I capital (to risk-weighted assets)				
BancorpSouth, Inc.	$ 1,074,654	10.96%	$ 1,022,139	12.34%
BancorpSouth Bank	1,040,938	10.63	991,459	11.98
Total capital (to risk-weighted assets)				
BancorpSouth, Inc.	1,190,396	12.14	1,122,165	13.55
BancorpSouth Bank	1,156,680	11.81	1,091,485	13.19
Tier I leverage capital (to average assets)				
BancorpSouth, Inc.	1,074,654	8.39	1,022,139	8.73
BancorpSouth Bank	1,040,938	8.13	991,459	8.46

(21) SEGMENTS

The Company is a financial holding company with subsidiaries engaged in the business of banking and activities closely related to banking. The Bank's principal activity is community banking which includes providing a full range of deposit products, commercial loans and consumer loans. The Bank's general corporate and other activities include leasing, mortgage lending, trust services, credit card activities, insurance services, investment services, personal finance lending and other activities not allocated to community banking.

Results of operations and selected financial information by operating segment for the three years ended December 31, 2007, 2006 and 2005 are presented below:

	Community Banking	General Corporate and Other	Total
2007		(In thousands)	
Results of Operations			
Net interest revenue	$ 383,037	$ 39,862	$ 422,899
Provision for credit losses	22,641	55	22,696
Net interest income after provision for credit losses	360,396	39,807	400,203
Noninterest revenue	125,950	105,849	231,799
Noninterest expense	283,182	144,876	428,058
Income before income taxes	203,164	780	203,944
Income taxes	65,749	252	66,001
Net income (loss)	$ 137,415	$ 528	$ 137,943
Selected Financial Information			
Total assets	$ 11,042,519	$ 2,147,322	$ 13,189,841
Depreciation and amortization	27,413	5,612	33,025

2006	Community Banking	General Corporate and Other	Total
		(In thousands)	
Results of Operations			
Net interest revenue	$ 348,020	$ 37,779	$ 385,799
Provision for credit losses	8,496	81	8,577
Net interest income after provision for credit losses	339,524	37,698	377,222
Noninterest revenue	105,806	100,288	206,094
Noninterest expense	255,992	137,162	393,154
Income before income taxes	189,338	824	190,162
Income taxes	57,936	7,032	64,968
Net income	$ 131,402	$ (6,208)	$ 125,194
Selected Financial Information			
Total assets	$ 10,064,385	$ 1,976,136	$ 12,040,521
Depreciation and amortization	24,608	5,623	30,231

2005	Community Banking	General Corporate and Other	Total
		(In thousands)	
Results of Operations			
Net interest revenue	$ 324,641	$ 30,916	$ 355,557
Provision for credit losses	24,413	54	24,467
Net interest income after provision for credit losses	300,228	30,862	331,090
Noninterest revenue	104,546	94,266	198,812
Noninterest expense	237,875	124,227	362,102
Income before income taxes	166,899	901	167,800
Income taxes	52,319	282	52,601
Net income	$ 114,580	$ 619	$ 115,199
Selected Financial Information			
Total assets	$ 9,871,151	$ 1,897,523	$ 11,768,674
Depreciation and amortization	24,183	13,719	37,902

(22) COMMITMENTS AND CONTINGENT LIABILITIES

Leases

Rent expense was approximately $6.1 million for 2007, $6.0 million for 2006 and $6.0 million for 2005. Future minimum lease payments for all non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2007:

(In thousands)	Amount
2008	$ 5,192
2009	3,564
2010	2,506
2011	1,996
2012	1,791
Thereafter	4,819
Total future minimum lease payments	$ 19,868

Mortgage Loans Serviced for Others

The Company services mortgage loans for others that are not included as assets in the Company's accompanying consolidated financial statements. Included in the $2.9 billion of loans serviced for investors at December 31, 2007 is approximately $600,000 of primary recourse servicing pursuant to which the Company is responsible for any losses incurred in the event of nonperformance by the mortgagor. The Company's exposure to credit loss in the event of such nonperformance is the unpaid principal balance at the time of default. This exposure is limited by the underlying collateral, which consists of single family residences and either federal or private mortgage insurance.

Forward Contracts

Forward contracts are agreements to purchase or sell securities at a specified future date at a specific price or yield. Risks arise from the possibility that counterparties may be unable to meet the term of their contracts and from movements in securities values and interest rates. At December 31, 2007 and 2006, the Company had forward commitments to sell individual fixed-rate mortgage loans and commitments to fund individual fixed-rate mortgage loans. At December 31, 2007, the notional amount of forward commitments to sell individual fixed-rate mortgage loans was $60.3 million with a carrying value and fair value reflecting a loss of approximately $199,000. At December 31, 2006, the notional amount of forward commitments to sell individual fixed-rate mortgage loans was $47.7 million with a carrying value and fair value reflecting a gain of approximately $86,000. At December 31, 2007, the notional amount of commitments to fund individual fixed-rate mortgage loans was $18.6 million with a carrying value and fair value reflecting a gain of approximately $67,000. At December 31, 2006, the notional amount of commitments to fund individual fixed-rate mortgage loans was $20.4 million with a carrying value and fair value reflecting a loss of approximately $84,000. The forward commitments to sell fixed-rate mortgage loans and the commitments to fund fixed-rate mortgage loans are reported at fair value in the Company's financial statements, with adjustments being recorded in current period earnings, and are not accounted for as hedges of forecasted transactions.

Interest Rate Swaps

The Company enters into derivative financial instruments to meet the financing, interest rate and equity risk management needs of its customers. Upon entering into these instruments to meet customer needs, the Company enters into offsetting positions to minimize interest rate and equity risk to the Company. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings. These instruments and their offsetting positions are recorded in other assets and other liabilities on the consolidated balance sheets. As of December 31, 2007, the notional amount of customer related derivative financial instruments was $153.6 million with an average maturity of 110 months, an average interest receive rate of 8.6% and an average interest pay rate of 6.4%.

Lending Commitments

In the normal course of business, there are outstanding various commitments and other arrangements for credit which are not reflected in the consolidated balance sheets. As of December 31, 2007, these included approximately $159 million for letters of credit and approximately $2.4 billion for interim mortgage financing, construction credit, credit card and revolving line of credit arrangements. The Company did not realize significant credit losses from these commitments and arrangements during the years ended December 31, 2007, 2006 and 2005.

Litigation

The Company and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions with numerous customers through offices in eight states. Although the Company and its subsidiaries have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, litigation presents an ongoing risk.

The Company and its subsidiaries are defendants in various lawsuits arising out of the normal course of business, including claims against entities to which the Company is a successor as a result of business combinations. In the opinion of management, the ultimate resolution of such matters should not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation is, however, inherently uncertain, and the Company cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur.

The Company reported litigation expense of approximately $2.3 million in 2007 due to legal and other accruals established relative to the Company's proportionate share of projected Visa, Inc.'s litigation charges. These reserves pertain to Visa, Inc.'s settlement with American Express, as well as other pending Visa, Inc. litigation. The Bank, as a member of Visa, Inc. is obligated to share in certain liabilities associated with Visa, Inc.'s settled and pending litigation.

Income Taxes

During the second quarter of 2006, the State Tax Commission of the State of Mississippi and the Company resolved the issues related to the State Tax Commission's audit of the Company's income tax returns for the tax years 1998 through 2001. As a result, the Company paid additional taxes in the amount of $40,000 plus interest of $25,000. The balance of the previously recorded liability related to this matter of approximately $2.0 million was credited against the Company's second quarter's income tax expense.

Restricted Cash Balance

Aggregate reserves (in the form of deposits with the Federal Reserve Bank) of $8.0 million were maintained to satisfy federal regulatory requirements at December 31, 2007.

(23) CONDENSED PARENT COMPANY INFORMATION

The following condensed financial information reflects the accounts and transactions of the Company (excluding its subsidiaries) at the dates indicated:

Condensed Balance Sheets	December 31	
	2007	2006
Assets:	(In thousands)	
Cash on deposit with subsidiary bank	$ 21,096	$ 24,824
Investment in subsidiaries	1,323,310	1,140,842
Other assets	16,104	17,090
Total assets	$ 1,360,510	$ 1,182,756
Liabilities and shareholders' equity:		
Total liabilities	$ 163,884	$ 156,171
Shareholders' equity	1,196,626	1,026,585
Total liabilities and shareholders' equity	$ 1,360,510	$ 1,182,756

Condensed Statements of Income	Year Ended December 31 2007	2006	2005
		(In thousands)	
Dividends from subsidiaries	$ 175,000	$ 90,000	$ 74,332
Other operating income	192	530	330
Total income	175,192	90,530	74,662
Operating expenses	17,872	16,053	15,365
Income before tax benefit and equity in undistributed earnings	157,320	74,477	59,297
Income tax benefit	6,762	5,937	5,620
Income before equity in undistributed earnings of subsidiaries	164,082	80,414	64,917
Equity in undistributed earnings of subsidiaries	(26,139)	44,780	50,282
Net income	$ 137,943	$ 125,194	$ 115,199

Condensed Statements of Cash Flows	Year Ended December 31 2007	2006	2005
		(In thousands)	
Operating activities:			
Net income	$ 137,943	$ 125,194	$ 115,199
Adjustments to reconcile net income to net cash provided by operating activities	28,833	(50,184)	(41,089)
Net cash provided by operating activities	166,776	75,010	74,110
Investing activities:			
Net cash paid for acquisitions	(83,027)	-	(23,888)
Net cash used in investing activities	(83,027)	-	(23,888)
Financing activities:			
Redemption of junior subordinated debt	(3,093)	-	-
Cash dividends	(77,735)	(61,890)	(65,721)
Common stock transactions, net	(6,649)	(5,830)	(4,612)
Net cash used in financing activities	(87,477)	(67,720)	(70,333)
Increase (decrease) in cash and cash equivalents	(3,728)	7,290	(20,111)
Cash and cash equivalents at beginning of year	24,824	17,534	37,645
Cash and cash equivalents at end of year	$ 21,096	$ 24,824	$ 17,534

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes in the Company's independent accountants and auditors for the two most recent fiscal years.

ITEM 9A. CONTROLS AND PROCEDURES.

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

The Company, with the participation of its management, including the Company's Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) as of the end of the period covered by this Report.

Based upon that evaluation and as of the end of the period covered by this Report, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed in its reports that the Company files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported on a timely basis.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company has included a report of management's assessment of the design and operating effectiveness of its internal controls as part of this Report. The Company's independent registered public accounting firm reported on the effectiveness of internal control over financial reporting. Management's report and the independent registered public accounting firm's report are included with our 2007 consolidated financial statements in Item 8 of this Report under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that occurred during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information concerning the directors and nominees of the Company appears under the caption "Proposal 1: Election of Directors" in the Company's definitive Proxy Statement for its 2008 annual meeting of shareholders, and is incorporated herein by reference.

EXECUTIVE OFFICERS OF REGISTRANT

Information follows concerning the executive officers of the Company who are subject to the reporting requirements of Section 16 of the Exchange Act:

Name	Offices Held	Age
Aubrey B. Patterson	Chairman of the Board of Directors and Chief Executive Officer of the Company and BancorpSouth Bank; Director of the Company	65
James V. Kelley	President and Chief Operating Officer of the Company and BancorpSouth Bank; Director of the Company	58
L. Nash Allen, Jr.	Treasurer and Chief Financial Officer of the Company; Executive Vice President, Chief Financial Officer and Cashier of BancorpSouth Bank	63

Larry Bateman	Executive Vice President of the Company and Vice Chairman of BancorpSouth Bank	58
Gary R. Harder	Executive Vice President of the Company and Executive Vice President, Audit and Loan Review of BancorpSouth Bank	63
W. James Threadgill, Jr.	Executive Vice President of the Company and Vice Chairman of BancorpSouth Bank	53
Gordon Lewis	Executive Vice President of the Company and Vice Chairman of BancorpSouth Bank	58
Gregg Cowsert	Executive Vice President of the Company and Vice Chairman and Chief Lending Officer of BancorpSouth Bank	60
Cathy S. Freeman	Executive Vice President and Corporate Secretary of the Company and BancorpSouth Bank	42

None of the executive officers of the Company are related by blood, marriage or adoption to each other or to any of the Company's directors or nominees up for election at the 2008 annual meeting of shareholders. There are no arrangements or understandings between any of the executive officers and any other person pursuant to which the individual named above was or is to be selected as an officer. The executive officers of the Company are elected by the Board of Directors at its first meeting following the annual meeting of shareholders, and they hold office until the next annual meeting or until their successors are duly elected and qualified.

Mr. Patterson has served as Chairman of the Board and Chief Executive Officer of the Bank and the Company for at least the past five years.

Mr. Kelley has served as President and Chief Operating Officer of the Bank and the Company for at least the past five years.

Mr. Allen has served as Executive Vice President of the Bank for at least the past five years. He has served as Treasurer and Chief Financial Officer of the Company during this same period.

Mr. Bateman has served as Executive Vice President of the Company for at least the past five years. He was also named Vice Chairman of the Bank in November 2003.

Mr. Harder has served as Executive Vice President, Audit and Loan Review of the Bank for at least the past five years. He has also served as Executive Vice President of the Company during this same period.

Mr. Threadgill has served as Executive Vice President of the Company and Vice Chairman of the Bank for at least the past five years.

Mr. Lewis had served as Louisiana/Texas Region President of BancorpSouth Bank for at least five years prior to December 2007 when he was named Executive Vice President of the Company and Vice Chairman of the Bank.

Mr. Cowsert has served as Executive Vice President of the Company and Vice Chairman and Chief Lending Officer of the Bank for at least the past five years.

Mrs. Freeman has served as First Vice President and Corporate Secretary of the Company and the Bank or Senior Vice President and Corporate Secretary of the Company and the Bank for at least the past five years prior to January 2008 when she was named Executive Vice President of the Company and the Bank.

AUDIT COMMITTEE FINANCIAL EXPERT

Information regarding audit committee financial experts serving on the Audit Committee of the Company's Board of Directors appears under the caption "Corporate Governance - Committees of the Board of Directors" in the Company's definitive Proxy Statement for its 2008 annual meeting of shareholders, and is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

Information regarding the Audit Committee and the identification of its members appears under the caption "Corporate Governance - Committees of the Board of Directors" in the Company's definitive Proxy Statement for its 2008 annual meeting of shareholders, and is incorporated herein by reference. In establishing the Audit Committee's compliance with Rule 10A-3 under the Exchange Act, each member of the Company's Audit Committee is relying upon the exemption provided by Rule 10A-3(b)(1)(iv)(B) of the Exchange Act because each member of the Audit Committee is also a member of the Bank's Board of Directors.

MATERIAL CHANGES TO PROCEDURES BY WHICH SECURITY HOLDERS MAY RECOMMEND NOMINEES

The Company has not made any material changes to the procedures by which its shareholders may recommend nominees to the Company's Board of Directors since the date of the Company's definitive Proxy Statement for its 2007 annual meeting of shareholders.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Information regarding the Section 16(a) beneficial ownership compliance of each of the Company's directors and executive officers or each person who owns more than 10% of the outstanding shares of the Company's common stock appears under the caption "General Information - Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for its 2008 annual meeting of shareholders, and is incorporated herein by reference.

CERTAIN CORPORATE GOVERNANCE DOCUMENTS

The Company has adopted a code of business conduct and ethics that applies to its directors, chief executive officer, chief financial officer, other officers, other financial reporting persons and employees. The Company has also adopted Corporate Governance Guidelines for its Board of Directors. These documents, as well as the charters of the Audit Committee, Executive Compensation and Stock Incentive Committee and Nominating Committee of the Board of Directors, are available on the Company's website at www.bancorpsouth.com on the Investors Relations webpage under the caption "Corporate Governance," or shareholders may request a free copy of these documents from:

BancorpSouth, Inc.
Corporate Secretary
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
(662) 680-2000

The Company intends to disclose any amendments to its code of business conduct and ethics and any waiver from a provision of the code, as required by the SEC, on the Company's website within four business days following such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION.

This information appears under the captions "Executive Compensation," "Compensation Discussion and Analysis," "Director Compensation" and "Executive Compensation and Stock Incentive Committee Report" in the Company's definitive Proxy Statement for its 2008 annual meeting of shareholders, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information regarding the security ownership of certain beneficial owners and directors, nominees and executive officers of the Company appears under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive Proxy Statement for its 2008 annual meeting of shareholders, and is incorporated herein by reference.

Information regarding the compensation plans (including individual compensation arrangements) under which shares of our common stock are authorized for issuance appears under the caption "Equity Compensation Plan Information" in the Company's definitive Proxy Statement for its 2008 annual meeting of shareholders, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information regarding certain relationships and related transactions with management and others appears under the caption "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement for its 2008 annual meeting of shareholders, and is incorporated herein by reference. Information regarding director independence appears under the caption "Corporate Governance – Director Independence" in the Company's definitive Proxy Statement for its 2008 annual meeting of shareholders, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information regarding accountant fees and services appears under the caption "Proposal 2: Ratification of Selection of Auditors" in the Company's definitive Proxy Statement for its 2008 annual meeting of shareholders, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Index to Consolidated Financial Statements, Financial Statement Schedules and Exhibits:

1. Consolidated Financial Statements: See "Item 8. Financial Statements and Supplementary Data."

2. Consolidated Financial Statement Schedules:
   All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

3. Exhibits:
   - (2) Agreement and Plan of Merger, dated as of October 31, 2006, between BancorpSouth, Inc. and City Bancorp, Inc. (1)
   - (3) (a) Restated Articles of Incorporation. (2)
     - (b) Amendment to Articles of Incorporation. (2)
     - (c) Bylaws, as amended and restated. (3)
     - (d) Amendment No. 1 to Amended and Restated Bylaws. (4)
     - (e) Amendment No. 2 to Amended and Restated Bylaws (5)

(f) Amendment No. 3 to Amended and Restated Bylaws (5)

(4) (a) Specimen Common Stock Certificate. (6)

(b) Rights Agreement, dated as of April 24, 1991, including as Exhibit A the forms of Rights Certificate and of Election to Purchase and as Exhibit B the summary of Rights to Purchase Common Shares. (7)

(c) First Amendment to Rights Agreement, dated as of March 28, 2001. (8)

(d) Amended and Restated Certificate of Trust of BancorpSouth Capital Trust I. (9)

(e) Second Amended and Restated Trust Agreement of BancorpSouth Capital Trust I, dated as of January 28, 2002, between BancorpSouth, Inc., The Bank of New York, The Bank of New York (Delaware) and the Administrative Trustees named therein. (10)

(f) Junior Subordinated Indenture, dated as of January 28, 2002, between BancorpSouth, Inc. and The Bank of New York. (10)

(g) Guarantee Agreement, dated as of January 28, 2002, between BancorpSouth, Inc. and The Bank of New York. (10)

(h) Junior Subordinated Debt Security Specimen. (10)

(i) Trust Preferred Security Certificate for BancorpSouth Capital Trust I. (10)

(j) Certain instruments defining the rights of certain holders of long-term debt securities of the Registrant are omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the SEC upon request.

(10) (a) Form of deferred compensation agreement between Bancorp of Mississippi, Inc. and certain key executives. (11)(25)

(b) 1994 Stock Incentive Plan. (12)(25)

(c) BancorpSouth, Inc. Director Stock Plan, as amended and restated. (13)(25)

(d) 1995 Non-Qualified Stock Option Plan for Non-Employee Directors. (12)(25)

(e) BancorpSouth, Inc. 1998 Stock Option Plan (14)(25)

(f) BancorpSouth, Inc. Restoration Plan. (15)(25)

(g) BancorpSouth, Inc. Deferred Compensation Plan. (15)(25)

(h) BancorpSouth, Inc. Home Office Incentive Plan. (15)(25)

(i) Description of Dividend Reinvestment Plan. (16)(25)

(j) BancorpSouth, Inc., Amended and Restated Salary Deferral-Profit Sharing Employee Stock Ownership Plan. (17)(25)

(k) Form of BancorpSouth, Inc. Change in Control Agreement. (18)(25)

(l) BancorpSouth, Inc. Change in Control Agreement for Aubrey B. Patterson. (19)(25)

(m) BancorpSouth, Inc. Change in Control Agreement for James V. Kelley. (20)(25)

(n) BancorpSouth, Inc. Change in Control Agreement for Gregg Cowsert. (19)(25)

(o) BancorpSouth, Inc. Change in Control Agreement for Michael Sappington. (19)(25)

(p) BancorpSouth, Inc. Change in Control Agreement for Larry Bateman. (21)(25)

(q) BancorpSouth, Inc. Change in Control Agreement for Nash Allen, Jr. (24)(25)

(r) BancorpSouth, Inc. Change in Control Agreement for Gordon Lewis. *(25)

(s) BancorpSouth, Inc. Executive Performance Incentive Plan. (22)(25)

(t) Premier Bancorp, Inc. 1998 Stock Option Plan. (23)(25)

(u) Premier Bancorp, Inc. 1998 Outside Director Stock Option Plan. (23)(25)

(v) Form of Stock Option Agreement for converted Business Holding Corporation Options (Vesting). (23)(25)

(w) Form of Stock Option Agreement for converted Business Holding Corporation Options (Non-Vesting). (23)(25)

(11) Statement re computation of per share earnings.*

(21) Subsidiaries of the Registrant.*

(23) Consent of Independent Accountants.*

(31.1) Certification of the Chief Executive Officer of BancorpSouth, Inc. pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

(31.2) Certification of the Chief Financial Officer of BancorpSouth, Inc. pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

(32.1) Certification of the Chief Executive Officer of BancorpSouth, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

(32.2) Certification of the Chief Financial Officer of BancorpSouth, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

---

(1) Filed as exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 31, 2006 (file number 1-12991) and incorporated by reference thereto.

(2) Filed as exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2007 (file number 001-12991) and incorporated by reference thereto.

(3) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (file number 1-12991) and incorporated by reference thereto.

(4) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (file number 1-12991) and incorporated by reference thereto.

(5) Filed as exhibits 3.1 and 3.2 to the Company's Current Report on Form 8-K filed on January 26, 2007 (File number 1-12991) and incorporated by reference thereto.

(6) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (file number 0-10826) and incorporated by reference thereto.

(7) Filed as exhibit 1 to the Company's registration statement on Form 8-A filed on April 24, 1991 (file number 0-10826) and incorporated by reference thereto.

(8) Filed as exhibit 2 to the Company's amended registration statement on Form 8-A/A filed on March 28, 2001 (file number 1-12991) and incorporated by reference thereto.

(9) Filed as exhibit 4.12 to the Company's registration statement on Form S-3 filed on November 2, 2001 (Registration No. 33-72712) and incorporated by reference thereto.

(10) Filed as an exhibit to the Company's Current Report on Form 8-K filed on January 28, 2002 (file number 1-12991) and incorporated by reference thereto.

(11) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1988 (file number 0-10826) and incorporated by reference thereto.

(12) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998 (file number 1-12991) and incorporated by reference thereto.

(13) Filed as an appendix to the Company's Definitive Proxy Statement on Schedule 14A filed on March 26, 2004 (file number 1-12991) and incorporated by reference thereto.

(14) Filed as exhibit 99.1 to the Company's Post-Effective Amendment No. 5 on Form S-3 to Form S-4 filed February 23, 1999 (Registration No. 333-280181) and incorporated by reference thereto.

(15) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (file number 1-12991) and incorporated by reference thereto.

(16) Filed in the Company's filing pursuant to Rule 424(b)(2) filed on January 5, 2004 (Registration No. 033-03009) and incorporated by reference thereto.

(17) Filed as an exhibit to the Company's registration statement on Form S-8 filed on April 19, 2006 (Registration No. 333-133390) and incorporated by reference thereto.

(18) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (file number 1-12991) and incorporated by reference thereto.

(19) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1999 (file number 001-12991) and incorporated by reference thereto.

(20) Filed as an exhibit to the Company's registration statement on Form S-4 filed June 14, 2000 (Registration No. 333-39326) and incorporated by reference thereto.

(21) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (file number 1-12991) and incorporated by reference thereto.

(22) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (file number 001-12991) and incorporated by reference thereto.

(23) Filed as an exhibit to the Company's registration statement on Form S-8 filed December 30, 2004 (Registration No. 333-121785) and incorporated by reference thereto.

(24) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (file number 1-12991) and incorporated by reference thereto.

(25) Compensatory plans or arrangements.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCORPSOUTH, INC.

DATE: February 28, 2008

By: /s/Aubrey B. Patterson
Aubrey B. Patterson
Chairman of the Board
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Aubrey B. Patterson Aubrey B. Patterson	Chairman of the Board, Chief Executive Officer (Principal Executive Officer) and Director	February 28, 2008
/s/L. Nash Allen, Jr. L. Nash Allen, Jr.	Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2008
/s/Hassell H. Franklin Hassell H. Franklin	Director	February 28, 2008
/s/W. G. Holliman, Jr. W. G. Holliman, Jr.	Director	February 28, 2008
/s/James V. Kelley James V. Kelley	President, Chief Operating Officer and Director	February 28, 2008
/s/Larry G. Kirk Larry G. Kirk	Director	February 28, 2008
/s/Turner O. Lashlee Turner O. Lashlee	Director	February 28, 2008
/s/Guy W. Mitchell Guy W. Mitchell, III	Director	February 28, 2008
/s/R. Madison Murphy R. Madison Murphy	Director	February 28, 2008

/s/ Robert C. Nolan Robert C. Nolan	Director	February 28, 2008
/s/W. Cal Partee, Jr. W. Cal Partee, Jr.	Director	February 28, 2008
/s/Alan W. Perry Alan W. Perry	Director	February 28, 2008
/s/ Travis E. Staub Travis E. Staub	Director	February 28, 2008

BancorpSouth®

One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

March 21, 2008

TO THE SHAREHOLDERS OF
BANCORPSOUTH, INC.

On Wednesday, April 23, 2008, at 9:30 a.m. (Central Time), the annual meeting of shareholders of BancorpSouth, Inc. will be held at the BancorpSouth Conference Center, 387 East Main Street, Tupelo, Mississippi 38804. You are cordially invited to attend and participate in the meeting.

Please read our enclosed Annual Report to Shareholders and the attached Proxy Statement. They contain important information about BancorpSouth and the matters to be addressed at the annual meeting.

Whether you plan to attend the meeting or not, I urge you to vote your proxy as soon as possible to assure your representation at the meeting. For your convenience, you can vote your proxy in one of the following ways:

- Use the Internet at the web address shown on your proxy card;
- Use the telephone number shown on your proxy card; or
- Complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided.

Instructions regarding each method of voting are contained in the Proxy Statement and on the enclosed proxy card. If you attend the annual meeting and desire to vote your shares personally rather than by proxy, you may withdraw your proxy at any time before it is exercised.

I look forward to seeing you at this year's annual meeting.

Sincerely,

Aubrey B. Patterson

AUBREY B. PATTERSON
Chairman of the Board
and Chief Executive Officer

Enclosures:
1. Proxy Card and Business Reply Envelope
2. Annual Report to Shareholders

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR PROXY BY INTERNET, TELEPHONE OR BY COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD PROMPTLY.

BancorpSouth®

One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held April 23, 2008

TO THE SHAREHOLDERS OF
BANCORPSOUTH, INC.

The annual meeting of shareholders of BancorpSouth, Inc. will be held on Wednesday, April 23, 2008, at 9:30 a.m. (Central Time) at the BancorpSouth Conference Center, 387 East Main Street, Tupelo, Mississippi 38804 for the following purposes:

(1) To elect four directors;

(2) To ratify the Audit Committee's selection of the accounting firm of KPMG LLP as the independent registered public accounting firm of BancorpSouth, Inc. and its subsidiaries for the year ending December 31, 2008;

(3) To approve the Amendment to the BancorpSouth, Inc. 1995 Non-Qualified Stock Option Plan for Non-Employee Directors; and

(4) To transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 3, 2008 as the record date for determining shareholders entitled to notice of and to vote at the meeting.

By order of the Board of Directors,

AUBREY B. PATTERSON
Chairman of the Board
and Chief Executive Officer

March 21, 2008

IMPORTANT:

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, TO ASSURE THE PRESENCE OF A QUORUM, PLEASE VOTE YOUR PROXY BY INTERNET, TELEPHONE OR BY COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD PROMPTLY. IF YOU ATTEND THE MEETING AND WISH TO VOTE YOUR SHARES PERSONALLY, YOU MAY DO SO AT ANY TIME BEFORE THE PROXY IS EXERCISED.

TABLE OF CONTENTS

BancorpSouth

One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

PROXY STATEMENT

GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

This Proxy Statement is furnished in connection with the solicitation of proxies by our Board of Directors, to be voted at our annual meeting of shareholders to be held at the BancorpSouth Conference Center, 387 East Main Street, Tupelo, Mississippi 38804 on April 23, 2008, at 9:30 a.m. (Central Time), for the purposes set forth in the accompanying notice, and at any adjournments or postponements thereof. This Proxy Statement and the accompanying form of proxy card are first being sent to shareholders on or about March 21, 2008.

If your proxy is properly given and not revoked, it will be voted in accordance with the instructions, if any, given by you, and if no instructions are given, it will be voted (i) **"FOR"** the election as directors of the nominees listed in this Proxy Statement, (ii) **"FOR"** ratification of the Audit Committee's selection of the accounting firm of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2008, (iii) **"FOR"** approval of the Amendment to the BancorpSouth, Inc. 1995 Non-Qualified Stock Option Plan for Non-Employee Directors, and (iv) in accordance with the recommendations of our Board of Directors on any other proposal that may properly come before the annual meeting.

Shareholders are encouraged to vote their proxies by Internet, telephone or completing, signing, dating and returning the enclosed proxy card, but not by more than one method. If you vote by more than one method, only the last vote that is submitted will be counted and each previous vote will be disregarded. Shareholders who vote by proxy using any method before the annual meeting have the right to revoke the proxy at any time before it is exercised by submitting a written request to us or by voting another proxy at a later date. The grant of a proxy will not affect the right of any shareholder to attend the meeting and vote in person. For a general description of how votes will be counted, please refer to the section below entitled "GENERAL INFORMATION – Counting of Votes."

Pursuant to the Mississippi Business Corporation Act and our governing documents, a proxy to vote submitted by Internet or telephone has the same validity as one submitted by mail. To submit your proxy to vote by Internet, you need to access the website *www.proxyvotenow.com/bxs*, enter the 9-digit control number found on the enclosed proxy card and follow the instructions on the website. To submit your proxy to vote by telephone, call 1-866-257-2279, enter the 9-digit control number on the enclosed proxy card and follow the instructions. You may submit your proxy to vote by Internet or telephone at anytime until 2:00 a.m. (Central Time) on April 23, 2008 and either method should not require more than a few minutes to complete. To submit your proxy to vote by mail, please complete, sign, date and return the enclosed proxy card in the enclosed business reply envelope.

If your shares are held in "street name" through a broker, bank or other holder of record, you will receive instructions from the registered holder that you must follow in order for your shares to be voted for you by that record holder. Each method of voting listed above is offered to shareholders who own their shares through a broker, bank or other holder of record. If you provide specific voting instructions, your shares will be voted as you have instructed and as the proxy holders may determine within their discretion with respect to any other matters that may properly come before the annual meeting.

The close of business on March 3, 2008 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at this year's annual meeting. As of such date, we had 500,000,000 authorized shares of common stock, $2.50 par value, of which 82,375,948 shares were outstanding. Each share of our common stock is entitled to one vote. The common stock is our only outstanding voting stock. Holders of a majority of the outstanding shares of our common stock must be present, in person or by proxy, to constitute a quorum for the transaction of business at the annual meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

Introduction

Our Restated Articles of Incorporation provide that the Board of Directors shall be divided into three classes of as nearly equal size as possible. Directors are elected by a plurality of the votes cast by the holders of shares of common stock represented at a meeting at which a quorum is present. The holders of our common stock do not have cumulative voting rights with respect to the election of directors. Consequently, each shareholder may cast one vote per share for each nominee.

Unless a proxy specifies otherwise, the persons named in the proxy shall vote the shares covered by the proxy for the nominees listed below. Should any nominee become unavailable for election, shares covered by a proxy will be voted for a substitute nominee selected by the current Board of Directors.

Nominees

The Board of Directors has nominated the four individuals named below under the caption "Class II Nominees" for election as directors to serve until the annual meeting of shareholders in 2011 or until their earlier retirement in accordance with our retirement policy for directors. Our retirement policy for directors provides that a director may not stand for re-election to the Board after reaching his 70th birthday, unless the Board determines that we would significantly benefit from such director serving another term because of his advice, expertise and influence. Pursuant to this policy, the Board has determined that we would significantly benefit from having each of W. G. Holliman, Jr. and Turner O. Lashlee serve another term.

At the end of a director's term, the Board may, in its discretion, re-nominate that director for another term. If the Board does not re-nominate a former director for another term after his 70th birthday or such person is not re-elected by our shareholders, the person would then serve as a Director Emeritus for a one-year term, and be eligible for re-election as a Director Emeritus by the Board annually. A Director Emeritus does not have the authority of a director and does not meet with the Board, but is given this title in honor of past service.

Each nominee has consented to be a candidate and to serve as a director if elected.

The following table shows the names, ages, principal occupations and other directorships of the nominees designated by the Board of Directors to become directors and the year in which each nominee was first elected to the Board of Directors:

Class II Nominees – Term Expiring in 2011

Name	Age	Principal Occupation/Other Directorships	Director Since
W. G. Holliman, Jr.	70	Chairman of the Board and Former Chief Executive Officer (1996-2008), Furniture Brands International, Inc., St. Louis, Missouri and Tupelo, Mississippi (furniture manufacturer)	1994
James V. Kelley	58	Chief Operating Officer and President of BancorpSouth, Inc. and BancorpSouth Bank; Director, Murphy Oil Corporation, El Dorado, Arkansas (integrated oil company)	2000
Turner O. Lashlee	71	Chairman of the Board, Lashlee-Rich, Inc., Humboldt, Tennessee (general construction)	1992
Alan W. Perry	60	Attorney at Law, Forman, Perry, Watkins, Krutz & Tardy LLP, Jackson, Mississippi	1994

Continuing Directors

Each person named below will continue to serve as a director until the annual meeting of shareholders in the year indicated for the expiration of his term. Shareholders are not voting on the election of the Class I and Class III directors listed below. The following tables show the names, ages, principal occupations and other directorships of each continuing director, and the year in which each was first elected to the Board of Directors:

Class I Directors – Term Expiring in 2009

Name	Age	Principal Occupation/Other Directorships	Director Since
Hassell H. Franklin	72	Chief Executive Officer, Franklin Corp., Houston, Mississippi (furniture manufacturer)	1974
Robert C. Nolan	66	Chairman of the Board, Deltic Timber Corporation, El Dorado, Arkansas (timber production); Managing Partner, Munoco Company, El Dorado, Arkansas (oil and gas exploration and production)	2000
W. Cal Partee, Jr.	63	Partner, Partee Flooring Mill, Oil and Timber Investments, Magnolia, Arkansas (oil and lumber production)	2000
Travis E. Staub*	75	Retired, Fulton, Mississippi; Construction/engineering consultant, Fulton, Mississippi (2003-2004)	1975

* Mr. Staub will retire immediately following the 2008 annual meeting of shareholders.

Class III Directors – Term Expiring in 2010

Name	Age	Principal Occupation/Other Directorships	Director Since
Larry G. Kirk	61	Retired, Tupelo, Mississippi; Former Chairman of the Board and Chief Executive Officer (1996-2005), Hancock Fabrics, Inc., Tupelo, Mississippi (fabric retailer and wholesaler)	2002
Guy W. Mitchell, III	64	President and Attorney at Law, Mitchell, McNutt and Sams, P.A., Tupelo, Mississippi	2003
R. Madison Murphy	50	Director, Murphy Oil Corporation, El Dorado, Arkansas (integrated oil company); Director, Deltic Timber Corporation, El Dorado, Arkansas (timber production); Managing Member, Murphy Family Management, LLC, El Dorado, Arkansas (investments)	2000
Aubrey B. Patterson	65	Chairman of the Board and Chief Executive Officer of BancorpSouth, Inc. and BancorpSouth Bank; Director, Furniture Brands International, Inc., St. Louis, Missouri and Tupelo, Mississippi (furniture manufacturer)	1983

Each of the nominees and continuing directors has had the principal occupation indicated for more than five years unless otherwise indicated.

Required Vote

Assuming the presence of a quorum, directors will be elected by a plurality of the votes cast by the holders of shares of common stock represented at the annual meeting and entitled to vote. However, pursuant to our Amended and Restated Bylaws, as amended in 2007, any nominee for director who receives a greater number of "withheld" votes than "for" votes shall promptly following certification of the shareholder vote tender his resignation. The Nominating Committee will consider the resignation offer(s) and make a recommendation to the Board of Directors whether to accept such offer(s) and the Board will act on such recommendation within 90 days after certification of the shareholder vote. Any director who tenders his resignation shall not participate in the Nominating Committee recommendation or Board action regarding whether to accept the resignation offer.

The Board of Directors recommends that shareholders vote "FOR" each of the Class II nominees.

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors selected the accounting firm of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2008 and seeks ratification of the selection by our shareholders. This firm has served as our independent registered public accounting firm since 1973.

In addition to rendering audit services for the year ended December 31, 2007, KPMG LLP performed various other services for us and our subsidiaries. The aggregate fees billed for the services rendered to us by KPMG LLP for the years ended December 31, 2007 and December 31, 2006 were as follows:

	2007	2006
Audit Fees[1]	$777,500	$781,000
Audit-Related Fees[2]	47,000	68,000
Tax Fees	—	—
All Other Fees	—	—
Total	$824,500	$849,000

(1) The Audit Fees for the years ended December 31, 2007 and 2006 consisted principally of fees for professional services in connection with the audits of our consolidated financial statements and the audit of internal control over financial reporting as well as various statutory and compliance audits.

(2) The Audit-Related Fees for the years ended December 31, 2007 and 2006 consisted principally of fees for audits of financial statements of certain employee benefit plans.

All audit and non-audit services performed by KPMG LLP must be pre-approved by the Audit Committee. The Audit Committee specifically reviews and pre-approves each audit and non-audit service provided by KPMG LLP prior to its engagement to perform such services. The Audit Committee has not adopted any other pre-approval policies or procedures.

Shareholder ratification of the Audit Committee's selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2008 is not required by our Amended and Restated Bylaws, as amended, or otherwise. Nonetheless, the Board of Directors has elected to submit the selection of KPMG LLP to our shareholders for ratification. If a quorum is present, approval of this proposal requires the affirmative vote of a majority of the shares of our common stock represented at the annual meeting and entitled to vote. If the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2008 is not ratified, the matter will be referred to the Audit Committee for further review.

Representatives of KPMG LLP will be at the annual meeting, will have an opportunity to make a statement if they desire and will be available to respond to appropriate questions.

The Board of Directors recommends that shareholders vote "FOR" ratification of the selection of KPMG LLP as our independent registered public accounting firm for 2008.

PROPOSAL 3: AMENDMENT TO OUR 1995 NON-QUALIFIED STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

Introduction

Our Board of Directors has adopted an Amendment (the "Amendment") to the BancorpSouth, Inc. 1995 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Directors Option Plan"). The descriptions and explanations in this proposal are qualified in their entirety by reference to the full text of the Amendment, which is attached hereto as *Appendix A*. If the Amendment is approved by the shareholders at the annual meeting, it will become effective without further action in accordance with its terms and conditions. The Directors Option Plan is administered by the Nominating Committee.

Currently under the Directors Option Plan, 564,000 shares of common stock have been reserved for issuance under awards, of which 475,964 shares are either subject to outstanding awards or have been issued. The Directors Option Plan provides for automatic annual grants to non-employee directors of stock options that are not qualified as incentive stock options under the Internal Revenue Code.

Explanation of Changes

The purpose of the Amendment is to (i) provide for awards of non-qualified stock options, restricted stock and restricted stock units, (ii) eliminate the automatic grant of stock options and provide discretion to the Nominating Committee to determine the awards made under the plan, (iii) limit the number of shares of our common stock that may be issued as awards each year, and (iv) increase the number of shares of our common stock that are available for award under the plan by 400,000 shares to a total of 964,000 shares. A grant of restricted stock is an award of our common stock that is subject to forfeiture until the conditions for vesting stated in the award are satisfied, and the recipient immediately becomes a shareholder of the company. A restricted stock unit provides the recipient the right to receive our common stock upon the achievement of conditions stated in the award. The recipient is not a shareholder until such conditions are satisfied.

General Description of Directors Option Plan

The purpose of the Directors Option Plan is to maintain our ability to attract and retain the services of experienced and highly qualified non-employee directors and to enhance long-term shareholder value by more closely aligning the interests of non-employee directors with those of the shareholders. Currently, the Directors Option Plan only provides to each director who is not employed by us a non-qualified stock option grant to purchase 3,600 shares of our common stock. If the Amendment is approved by the shareholders at the annual meeting, this feature will be eliminated. Instead, our Nominating Committee will have the discretion to grant each non-employee director non-qualified options to purchase our common stock (not to exceed 10,000 shares), restricted shares of our common stock (not to exceed 5,000 shares) and/or restricted stock units representing the right to receive shares of our common stock (not to exceed 5,000 shares). Subject to the limits noted above, if the Amendment is approved, the types of awards granted and number of shares underlying each award will be determined in the sole discretion of the Nominating Committee. As of March 21, 2008, ten of our directors were eligible to participate in the Directors Option Plan; however, after Mr. Staub's retirement immediately following the 2008 annual meeting of shareholders, nine of our directors will be able to participate.

Non-qualified stock options become fully vested upon the annual meeting of shareholders following the date of grant, provided the individual remains a director until that time. The exercise price of all non-qualified stock options granted under this plan is the fair market value of common stock on the grant date. Each non-qualified stock option will expire ten years after the grant date, unless canceled sooner as a result of termination of service (but not normal retirement) or death. The Directors Option Plan will continue indefinitely until terminated by the Board of Directors.

Once a non-qualified stock option has become exercisable, the individual may purchase shares of our common stock by paying the exercise price in cash, shares of common stock or in other consideration acceptable to the Board of Directors. No additional payment is required for awards of restricted stock and restricted stock units. Subject to limitations on "golden parachute" payments described in Sections 280G and 4999 of the Internal Revenue Code, awards become fully vested upon the occurrence of a merger or certain other corporate events in which we experience a change of control.

As of January 31, 2008, non-qualified stock options to exercise 475,964 shares of common stock have been granted under the Directors Option Plan, of which 160,364 options have been exercised. Based upon the closing sale price of our common stock on March 14, 2008, the aggregate market value of the 315,600 shares of common stock underlying outstanding non-qualified stock options granted pursuant to the Directors Option Plan was approximately $7,227,240.

New Plan Benefits

Because awards under the Directors Option Plan will be granted at the discretion of the Nominating Committee, it is not possible to determine the amount of awards that will be granted if the Amendment is approved or the amount of awards that would have been received by non-employee directors in 2007 if the Amendment had been in effect. The Nominating Committee has not approved any awards under the Directors Option Plan that are conditioned upon shareholder approval of the Amendment.

Federal Income Tax Consequences

The tax consequences to us and our directors will vary with the type of award. Generally, a director will not recognize income and we are not entitled to take a deduction upon the grant of non-qualified stock options, restricted stock or restricted stock units under the Directors Option Plan.

Upon exercise of a non-qualified stock option, the director recognizes ordinary income in an amount equal to the difference between the fair market value of the common stock and the exercise price paid. The director is also subject to capital gains treatment on the gain realized pursuant to a subsequent sale of the common stock acquired upon exercise of a non-qualified stock option. For this purpose, the director's basis in the common stock is its fair market value at the time the non-qualified stock option is exercised. We are not entitled to a tax deduction upon the grant of a non-qualified stock option under the Directors Option Plan. We are generally entitled to take a deduction for the ordinary income that is recognized by a director upon exercise of a non-qualified stock option in the same amount and at the time of such recognition.

With respect to awards of restricted stock and restricted stock units, directors will recognize ordinary income based on the market value of common stock at the time it becomes vested or earned under an award. However, directors can make an election under Section 83(b) of the Internal Revenue Code to be taxed at the time that restricted stock is granted. This election is not available for restricted stock units. In either case, the director is also subject to capital gains treatment on the subsequent sale of the common stock acquired through an award of restricted stock or restricted stock units. For this purpose, the director's basis in the common stock is its fair market value at the time the common stock subject to the award becomes vested. If an election under Section 83(b) is made, the director's basis in the common stock is determined at the time the restricted stock was transferred. We will receive a deduction for the amount constituting ordinary income to the director for restricted stock and restricted stock units.

Required Vote

Assuming the presence of a quorum, approval of the Amendment requires the affirmative vote of the majority of the shares represented at the annual meeting and entitled to vote.

The Board of Directors recommends that shareholders vote "FOR" approval of the proposed Amendment to our 1995 Non-Qualified Stock Option Plan for Non-Employee Directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2007 with respect to compensation plans (including individual compensation arrangements) under which shares of our common stock are authorized for issuance:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans(1)
Equity Compensation Plans Approved by Shareholders(2)	3,019,319	$21.14	2,155,415
Equity Compensation Plans Not Approved by Shareholders(3)	87,322	14.78	438,459
Total	3,106,641	$20.96	2,593,874

(1) Excludes shares to be issued upon exercise of outstanding options and rights.

(2) The plans that have been approved by our shareholders include our 1994 Stock Incentive Plan, as amended and restated, 1995 Non-Qualified Stock Option Plan for Non-Employee Directors, as amended and restated, Director Stock Plan and Executive Performance Incentive Plan.

(3) The plans that have not been approved by our shareholders include the 1998 Stock Option Plan and certain plans and agreements assumed with the merger of Business Holding Corporation, which was effective December 31, 2004.

CORPORATE GOVERNANCE

Director Attendance at Board, Committee and Annual Meetings

During 2007, our Board of Directors held eight meetings. Each director attended at least 75% of the total of all meetings of the Board of Directors and all committees on which such director served. We encourage our Board members to attend the annual meeting of shareholders. In 2007, all of our directors attended the annual meeting of shareholders in person, except that, because of inclement weather, Messrs. Murphy, Nolan and Partee were only able to listen to the annual meeting via webcast.

Committees of the Board of Directors

The Board of Directors has established four standing committees – the Executive Committee, the Audit Committee, the Executive Compensation and Stock Incentive Committee and the Nominating Committee. A copy of the charter of each of these committees, except for the Executive Committee, is available on our website at *www.bancorpsouthonline.com* on our Investor Relations webpage under the caption "Corporate Governance."

The following table shows the current membership of each committee of the Board of Directors:

Director	Executive Committee	Audit Committee	Executive Compensation and Stock Incentive Committee	Nominating Committee
Hassell H. Franklin	X		X	Chair
W. G. Holliman, Jr.	X			X
James V. Kelley	X			
Larry G. Kirk		Chair		
Turner O. Lashlee	X		X	X
Guy W. Mitchell, III				
R. Madison Murphy		X		
Robert C. Nolan	X		X	X
W. Cal Partee, Jr.		X		
Aubrey B. Patterson	Chair			
Alan W. Perry				
Travis E. Staub*	X		Chair	X

* Mr. Staub will retire immediately following the 2008 annual meeting of shareholders. At the 2008 annual meeting of the Board of Directors that follows the annual meeting of shareholders, the Board of Directors will approve the appointment of a new Chair of the Executive Compensation and Stock Incentive Committee to replace Mr. Staub.

Executive Committee. The Executive Committee acts on behalf of the Board of Directors on all matters concerning the management and conduct of our business and affairs, except those matters enumerated in the charter of the Executive Committee and those matters reserved to the Board of Directors under state law. Generally, the Executive Committee meets monthly. The Executive Committee held seven meetings during 2007.

Audit Committee. The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 that is responsible for, among other things:

- Monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements and our financial reporting process and systems of internal controls;
- Monitoring the work of the Audit/Loan Review Committee of BancorpSouth Bank;
- Evaluating the independence and qualifications of our independent registered public accounting firm;

- Evaluating the performance of our independent registered public accounting firm and our internal auditing department;

- Providing an avenue of communication among our independent registered public accounting firm, management, our internal audit department, our subsidiaries and our Board of Directors; and

- Selecting, engaging, overseeing, evaluating and determining the compensation of our independent registered public accounting firm.

This committee's performance is evaluated annually. The Board of Directors has determined that each member of the Audit Committee is independent under the listing standards of the New York Stock Exchange. Our Board of Directors has also determined that each of Messrs. Kirk and Murphy is an "audit committee financial expert" as defined in regulations adopted by the Securities and Exchange Commission. The Audit Committee held thirteen meetings during 2007.

Executive Compensation and Stock Incentive Committee. Pursuant to the charter of the Executive Compensation and Stock Incentive Committee, the Executive Compensation and Stock Incentive Committee reviews corporate goals and objectives relevant to the compensation of our Named Executive Officers (as identified in the section below entitled "EXECUTIVE COMPENSATION – Summary Compensation Table"), evaluates the performance of our Named Executive Officers and determines the salary, benefits and other compensation of our Named Executive Officers. After consultation with management, this committee makes recommendations to the Board of Directors with respect to the salaries, benefits and other compensation of our executive officers other than the Named Executive Officers. The committee, or a subcommittee thereof, also administers our Home Office Incentive Plan; 1994 Stock Incentive Plan, as amended and restated, 1998 Stock Option Plan and Executive Performance Incentive Plan.

This committee has the sole authority to retain, at our expense, any compensation consultant to assist in the evaluation of executive officer compensation and to approve such consultant's fees and other retention terms. In addition, the committee also has authority to obtain advice and assistance from internal or external legal, accounting or other advisors as it deems necessary to carry out its duties, at our expense, without prior approval of the Board of Directors or management.

The activities of this committee must be conducted in accordance with the policies and principles set forth in our Corporate Governance Principles and this committee's performance is evaluated annually. On occasion, the Chief Executive Officer attends Executive Compensation and Stock Incentive Committee meetings. The Chief Executive Officer provides information to the Executive Compensation and Stock Incentive Committee concerning the executive officers, discusses performance measures relating to executive officer compensation and makes recommendations to the Executive Compensation and Stock Incentive Committee concerning the compensation of the executive officers. The Board of Directors has determined that each committee member is independent under the listing standards of the New York Stock Exchange. This committee held five meetings during 2007.

Nominating Committee. The Nominating Committee identifies and recommends to the Board nominees for election to the Board consistent with criteria approved by the Board, and recommends to the Board of Directors nominees for election to the Board and for appointment to its committees. This committee also maintains and periodically reviews our Corporate Governance Principles, oversees the annual evaluation of the Board and management and reviews and recommends to the Board for approval in advance all "related person" transactions between us and any of our "related persons." Pursuant to its charter, the committee also reviews and approves at least every two years the compensation paid to non-employee directors and, in accordance with such authority, administers our 1995 Non-Qualified Stock Option Plan for Non-Employee Directors, as amended and restated, and Director Stock Plan, as amended and restated. This committee's performance is evaluated annually. The Board of Directors has determined that each committee member is independent under the listing standards of the New York Stock Exchange. The Nominating Committee held four meetings during 2007.

Executive Sessions

In order to promote open discussion among the non-management directors, we schedule regular executive sessions in which those directors meet without management participation. Unless a majority of the Board of Directors designates a presiding director, the Chairman of the Nominating Committee, currently Mr. Franklin, presides at these meetings. In addition, an executive session of independent (as defined in the listing standards of the New York Stock Exchange), non-management directors is held at least twice each year.

Communications with the Board of Directors

You may send communications to the Board of Directors, the presiding director of the non-management directors, the non-management directors as a group or any individual director by writing to the Board of Directors or an individual director in care of the Corporate Secretary at One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi 38804. The Corporate Secretary will directly forward written communications addressed to the entire Board of Directors to the Chairman of the Nominating Committee, written communications addressed to the non-management directors to the non-management directors and all other written communications to the individual director(s) to whom they are addressed.

Governance Information

In addition to the committee charters described above, our Corporate Governance Principles and our Code of Business Conduct and Ethics are available on our website at *www.bancorpsouthonline.com* on our Investor Relations webpage under the caption "Corporate Governance." These materials, including the committee charters described above, are also available in print to any shareholder upon request. Such requests should be sent to the following address:

BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
Attention: Corporate Secretary

Director Independence

The Board of Directors reviews the independence of all directors and affirmatively makes a determination as to the independence of each director on an annual basis. No director will qualify as independent unless the Board of Directors affirmatively determines that the director has no material relationship with BancorpSouth (either directly or as a partner, shareholder or officer of an organization that has a relationship with BancorpSouth). In each case, the Board of Directors broadly considers all relevant facts and circumstances when making independence determinations. To assist the Board of Directors in determining whether a director is independent, the Board of Directors has adopted Director Independence Standards, which are attached as *Appendix B* to this Proxy Statement and are also available on our website at *www.bancorpsouthonline.com* on our Investor Relations webpage under the caption "Corporate Governance." The Board of Directors has determined that each of Messrs. Franklin, Holliman, Kirk, Lashlee, Mitchell, Murphy, Nolan, Partee and Staub, a majority of our Board members, meets these standards as well as the current listing standards of the New York Stock Exchange for independence.

During 2007, the Board of Directors discussed the following relationships and transactions in making its independence determinations with respect to each director identified as independent and determined that none of these relationships or transactions precluded any such directors from being independent:

- Messrs. Nolan and Murphy are first cousins;
- Mr. Staub's daughter is employed by BancorpSouth Bank as First Vice President, Student Loan Manager, which is not an executive position;
- Lashlee-Rich, Inc., a private company for which Mr. Lashlee serves as Chairman, from time to time performs construction work on some of BancorpSouth Bank's branches; however, the Board of

Directors determined that the amount that we paid to Lashlee-Rich in 2007 ($44,500) was not material remuneration affecting Mr. Lashlee's independent judgment; and

- Furniture Brands International, Inc., a public company the stock of which is listed on the New York Stock Exchange and for which Mr. Holliman is Chairman and served as Chief Executive Officer during 2007, leased office space at BancorpSouth Bank's main office building in Tupelo, Mississippi and paid rent to us; however, the Board of Directors determined that the amount paid to us by Furniture Brands in 2007 ($16,080) was not material remuneration affecting Mr. Holliman's independent judgment.

Forman, Perry, Watkins, Krutz & Tardy, LLP, a law firm of which Mr. Perry is a partner, provides legal services for us and in 2007 we paid this law firm less than $120,000. Because Mr. Perry's law firm regularly provides legal services for us, the Board of Directors has determined that Mr. Perry does not meet the current listing standards of the New York Stock Exchange for independence.

Mr. Lashlee meets the independence standards for the New York Stock Exchange but does not meet the independence standards under Section 162(m) of the Internal Revenue Code. In serving on the Executive Compensation and Stock Incentive Committee, Mr. Lashlee does not participate in the determination of performance-based awards qualifying as such under Section 162(m).

Director Qualification Standards

The Nominating Committee and our Chief Executive Officer actively seek individuals qualified to become members of our Board of Directors for recommendation to our Board of Directors and shareholders. The Nominating Committee considers nominees proposed by our shareholders to serve on our Board of Directors that are properly submitted in accordance with our Amended and Restated Bylaws, as amended. In recommending candidates and evaluating shareholder nominees for our Board of Directors, the Nominating Committee considers each candidate's qualification regarding independence, as well as diversity of age, ownership, influence and skills such as understanding of financial services industry issues, all in the context of an assessment of the perceived needs of BancorpSouth at that point in time. A copy of our director qualifications is set forth in our Corporate Governance Principles, which are available on our website at *www.bancorpsouthonline.com* on our Investor Relations webpage under the caption "Corporate Governance." The Nominating Committee meets at least annually with our Chief Executive Officer to discuss the qualifications of potential new members of our Board of Directors. After consulting with our Chief Executive Officer, the Nominating Committee recommends the director nominees to the Board of Directors for their approval. We have not paid any third-party fee to assist the Nominating Committee in the director nomination process to date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information, as of January 31, 2008, with respect to the beneficial ownership of common stock by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each director and nominee, (iii) each of our Named Executive Officers identified in the section below entitled "EXECUTIVE COMPENSATION – Summary Compensation Table" and (iv) all of our directors and executive officers as a group. The statute governing Mississippi state banks and our Amended and Restated Bylaws, as amended, require our directors to hold $200 in par value (i.e., 80 shares) of our common stock. The number of shares of common stock owned by each director reflected in the table below includes such shares. We relied on information supplied by our directors, executive officers and beneficial owners for purposes of this table.

Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership(1)	Percent of Class
BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan	6,486,246	7.88%
Barclays Global Investors, NA(2)	5,645,486	6.86%
L. Nash Allen, Jr.	177,311	**
Larry D. Bateman	82,421	**
W. Gregg Cowsert	127,352	**
Hassell H. Franklin	1,056,766	1.28%
W. G. Holliman, Jr.	694,270(3)	**
James V. Kelley	331,359	**
Larry G. Kirk	29,371	**
Turner O. Lashlee	96,357	**
Guy W. Mitchell, III	37,481	**
R. Madison Murphy	427,794(4)	**
Robert C. Nolan	606,954(5)	**
W. Cal Partee, Jr.	309,503(6)	**
Aubrey B. Patterson	1,024,613	1.24%
Alan W. Perry	77,345	**
Michael L. Sappington(7)	40,052	**
Travis E. Staub	89,678(8)	**
All directors and executive officers as a group (19 persons)	5,418,798	6.58%

* The address of each person or entity listed, other than Barclays Global Investors, NA, is c/o BancorpSouth, Inc., One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi 38804. The address of Barclays Global Investors, NA is 45 Fremont Street, San Francisco, California 94105.

** Less than 1%.

(1) Beneficial ownership is deemed to include shares of common stock that an individual has a right to acquire within 60 days after January 31, 2008, including upon the exercise of options granted under our various equity incentive plans described in the sections entitled "CORPORATE GOVERNANCE – Committees of the Board of Directors – Executive Compensation and Stock Incentive Committee" and "CORPORATE GOVERNANCE – Committees of the Board of Directors – Nominating Committee" as follows:

Name	Common Stock Underlying Options Exercisable within 60 Days
L. Nash Allen, Jr.	92,600
Larry D. Bateman	59,600
W. Gregg Cowsert	93,866
Hassell H. Franklin	30,000
W. G. Holliman, Jr.	30,000
James V. Kelley	200,000
Larry G. Kirk	18,000
Turner O. Lashlee	30,000
Guy W. Mitchell, III	14,400
R. Madison Murphy	21,600
Robert C. Nolan	21,600
W. Cal Partee, Jr.	21,600
Aubrey B. Patterson	595,666
Alan W. Perry	30,000
Michael L. Sappington	–
Travis E. Staub	30,000

These shares are deemed to be outstanding for the purposes of computing the "percentage of class" for that individual, but are not deemed outstanding for the purposes of computing the percentage of any other person.

Information in the table for individuals also includes shares held in our Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan, also referred to as the 401(k) Plan, and in individual retirement accounts for which the shareholder can direct the vote. Except as indicated in the footnotes to this table, each person listed has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him pursuant to applicable law.

(2) Based on information contained in a Schedule 13G, filed on February 5, 2008, with the SEC. The amount shown includes shares beneficially owned by affiliates of Barclays Global Investors, NA.

(3) Includes 137,408 shares owned by Mr. Holliman's wife, of which Mr. Holliman disclaims beneficial ownership.

(4) Includes 10,940 shares held in trusts of which Mr. Murphy is the trustee for the benefit of his minor children, of which Mr. Murphy disclaims beneficial ownership, 48,288 shares held in trusts of which Mr. Murphy is co-trustee for the benefit of others, 9,735 shares owned by Mr. Murphy's wife, of which Mr. Murphy disclaims beneficial ownership, and 248,861 shares held by a limited partnership that is controlled by a limited liability company of which Mr. Murphy is a member of which Mr. Murphy disclaims beneficial interest as to 228,110 shares.

(5) Includes 12,879 shares held in trusts of which Mr. Nolan is the co-trustee for the benefit of his grandchildren, of which Mr. Nolan disclaims beneficial ownership, 391,971 shares held in a trust of which Mr. Nolan is the co-trustee for the benefit of his nieces, nephews, children and the lineal descendants of four co-trustees, of which Mr. Nolan disclaims beneficial ownership, and 4,227 shares owned by Mr. Nolan's wife, of which Mr. Nolan disclaims beneficial ownership.

(6) Includes 330 shares owned by Mr. Partee's wife, of which Mr. Partee disclaims beneficial ownership, and 5,208 shares held by Mr. Partee's wife as custodian for the benefit of Mr. Partee's children, of which Mr. Partee disclaims beneficial ownership.

(7) Mr. Sappington retired effective as of December 21, 2007.

(8) Includes 14,318 shares owned by Mr. Staub's wife, of which Mr. Staub disclaims beneficial ownership.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Executive Compensation and Stock Incentive Committee of the Board of Directors administers our executive compensation program. The Executive Compensation and Stock Incentive Committee is composed entirely of directors who are independent under the listing standards of the New York Stock Exchange and our Director Independence Standards. The Director Independence Standards and the charter of the Executive Compensation and Stock Incentive Committee are available on our website at *www.bancorpsouthonline.com* on our Investor Relations webpage under the caption "Corporate Governance." The charter is reviewed annually by the Executive Compensation and Stock Incentive Committee and was most recently revised in April 2007.

In performing its duties, among other things the Executive Compensation and Stock Incentive Committee:

- Annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of those goals and objectives and determines and approves the Chief Executive Officer's compensation level based on this evaluation;
- In determining the long-term incentive component of the Chief Executive Officer's compensation, considers our performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, the awards given to the Chief Executive Officer in past years and such other factors as it may deem relevant;
- For the (i) Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer, determines and approves, and (ii) other executive officers, annually reviews and recommends to the Board:
  - The annual base salary level(s);
  - Annual bonus(es);
  - Changes or amendments to incentive-compensation plans and equity-based plans;
  - Employment agreements, severance arrangements and change in control agreements/ provisions, in each case as, when and if appropriate; and
  - Any special or supplemental benefits plans or programs;
- At least annually and more often as circumstances dictate, reports its actions to the Board; and
- Annually reviews and re-assesses the adequacy of the Executive Compensation and Stock Incentive Committee's charter and recommends any proposed changes to the Board for approval.

Decisions by the Executive Compensation and Stock Incentive Committee with respect to the compensation of our executive officers, including the Named Executive Officers, are reported to the full Board of Directors (excluding directors who are also our employees).

Compensation Policy

Our principal measures of success in achieving our business objectives are an increasing dividend, growth in average deposits and other funding sources, return on average equity, earnings per share growth, our asset quality and our overall market competitive position, as measured against our own internal standards and as compared to a peer group of comparably sized bank holding companies. The variable, performance-based elements of our executive compensation program are designed to reward our executive officers based on our overall performance in achieving defined performance goals relative to these measures.

Through our executive compensation program we seek to provide:

- Base salaries at levels that will attract and retain qualified executive officers;

- Compensation that differentiates pay on the basis of performance;

- Incentive compensation opportunities that will motivate executive officers to achieve both our short-term and long-term business objectives and that will provide compensation commensurate with our performance achievements;

- Total compensation that is competitive with that of comparable bank holding companies within the context of our performance; and

- Protection of shareholder interests by requiring achievement of successful results as a condition to earning above-average compensation.

Our executive compensation program consists of the following primary elements:

- *Annual base salary* is intended to provide a foundation element of compensation that is relatively secure and that reflects the skills and experience that an executive brings to us; we seek to pay base salaries that are competitive with those paid to executive officers in comparable positions at comparable bank holding companies;

- *Annual incentive compensation* is a variable non-equity element that is based on the achievement of defined goals for a given fiscal year that are tied to our overall performance and, in some situations, performance of a specific business unit;

- *Long-term incentive compensation* is a variable equity element that provides an emphasis on longer-term performance goals, stock price performance, ongoing improvement and continuity of performance;

- *Employee benefits* are intended to provide reasonable levels of security with respect to retirement, medical, death and disability protection and paid time off; and

- *Certain perquisites* are used to supplement the other elements of compensation, facilitating the attraction and retention of executive officers of the caliber we believe necessary to remain competitive.

The Executive Compensation and Stock Incentive Committee uses the variable compensation elements of our executive compensation program (i.e., annual incentive compensation and long-term incentive compensation) as incentives that are based on our performance. While increases to annual base salaries also take individual and our overall performance into consideration, they are not predicated solely on performance achievements and are not subject to the same degree of variability as the performance-based incentives. The variable elements of compensation align with shareholder interests by focusing executives' attention on key measures of performance that we believe either drive shareholder return or directly reflect our stock price performance.

The allocation of compensation across each of the elements of our executive compensation program is based on the following considerations:

- The need to provide a level of basic compensation (base salary and employee benefits) necessary to enable us to attract and retain high-quality executives, regardless of external business conditions;

- The goal of providing a substantial amount of compensation opportunities through performance-based, variable-compensation vehicles;

- The goal of reflecting reasonable practices of comparable bank holding companies within the context of our performance achievements; and

- The desire to align our executives' and our shareholders' best interests through the use of equity-based compensation vehicles.

To date, we have not implemented policies or procedures with respect to adjustment or recovery of awards or payments in the event of restatements of our earnings or similar events.

The statute governing Mississippi state banks and our Amended and Restated Bylaws, as amended, require our directors to own shares of our common stock in an aggregate amount of at least $200 par value (i.e., 80 shares). We do not, however, have any other requirements for minimum stock ownership for our officers or directors. Our Insider Trading Policy prohibits directors, officers and other employees from hedging the economic risk of ownership of any shares of our common stock they own.

Compensation Process

The Executive Compensation and Stock Incentive Committee generally meets two times a year and more often if necessary. Prior to each regular meeting, the Corporate Secretary sends materials to each committee member, including minutes of the previous meeting, an agenda, recommendations for the upcoming meeting and other materials relevant to the agenda items. On occasion, the Chief Executive Officer attends committee meetings to provide information to the committee concerning the performance of executive officers, discusses performance measures relating to executive officer compensation and makes recommendations to the committee concerning the compensation of the executive officers. The Executive Compensation and Stock Incentive Committee holds an executive session consisting only of committee members at almost every meeting. The Chief Executive Officer does not engage in discussions with the Executive Compensation and Stock Incentive Committee regarding his own compensation, except to respond to questions posed by committee members outside of the executive session deliberations.

Prior to 2006, neither the Executive Compensation and Stock Incentive Committee nor management formally compiled a summary of all executive compensation components ("tally sheets"). Management began compiling tally sheets in 2006 to assimilate all components of compensation that are paid to the Named Executive Officers. This information is provided to the Executive Compensation and Stock Incentive Committee for use in its deliberations.

The Executive Compensation and Stock Incentive Committee reviews and approves, in advance, employment, severance or similar arrangements or payments to be made to any executive officer. The committee receives reports from management pertaining to compensation for all other officers and annually reviews all of the perquisites paid to the Named Executive Officers as discussed below in the section entitled "Components of Compensation – Perquisites."

In 2007, we engaged Watson Wyatt Worldwide, Inc. to provide multiple services, including substantive consultation services with respect to general compensation, health, welfare and retirement benefits. In addition, Watson Wyatt is the actuary for our pension plan. Since 2001, the Executive Compensation and Stock Incentive Committee has separately engaged Watson Wyatt to review our executive compensation programs, advise the committee with respect to the aggregate level of compensation of our executive officers and advise the committee on the mix of elements used to compensate our executive officers. The Watson Wyatt consultants who are involved in this function are engaged separately and work independently from those Watson Wyatt consultants who are engaged for health, welfare and retirement consulting.

In performing its services in 2007, Watson Wyatt interacted collaboratively with the Executive Compensation and Stock Incentive Committee and senior management. Watson Wyatt's analyses and reports were provided contemporaneously to both the chairman of the committee and to management to facilitate review and discussion. The Executive Compensation and Stock Incentive Committee instructed Watson Wyatt to prepare an analysis of the market competitiveness of base salary, annual bonus opportunity and long-term incentive opportunity for our senior management. In response, Watson Wyatt conducted an in-depth market analysis and, based on this analysis, made additional recommendations regarding Mr. Patterson's position as Chairman and Chief Executive Officer and Mr. Kelley's position as President and Chief Operating Officer that were based on a combination of:

- An analysis of definitive proxy statements (by "pay rank" and "position match") covering our peer group, which examined base salary, annual bonus, total cash compensation, long-term incentive opportunity and total direct compensation (salary plus bonus and long-term incentive opportunity); and

- An analysis using key bank industry surveys (primarily provided by Watson Wyatt and Mercer LLC) comprised of similarly-sized banking organizations.

Watson Wyatt provided the chairman of the Executive Compensation and Stock Incentive Committee with a detailed report that summarized the market data and provided the committee with observations as to our relative competitiveness in comparison to both our peer group and the overall relevant bank industry marketplace based on Watson Wyatt's interpretation and synthesis of the various components of market data.

In addition, the Executive Compensation and Stock Incentive Committee relied on Watson Wyatt for the following:

- In collaboration with legal counsel and accounting professionals, assistance with regulatory compliance (e.g., compliance with Section 162(m) of the Internal Revenue Code and FAS 123R);

- Development of long-term incentive compensation strategy;

- Development and update of our peer group in light of industry consolidations; and

- Research of issues and presentation of alternatives on topics of interest to the committee.

The Executive Compensation and Stock Incentive Committee determined specific awards for 2007 through a qualitative analysis beginning from a base of objective market information. First, Watson Wyatt provided a memorandum to the chairman of the committee that included a detailed market analysis and observations of market competitiveness of the Chief Executive Officer's and Chief Operating Officer's base salary, target bonus opportunity and long-term incentive opportunity. The committee then reviewed this objective market information as a check to ensure that the current compensation and potential increases were within an acceptable competitive range. In addition, the committee analyzed factors such as our past and expected future performance, past and expected future individual performance, career objectives, retention considerations, the current business environment and anticipated changes, and our near-term and long-term business strategies. In other words, the committee combined objective and financial information with subjective and qualitative considerations. The committee made adjustments to base compensation, target annual bonus award opportunities and the quantity and form of long-term incentive award opportunities with a view to providing incentives that would encourage the performance that is necessary to achieve our business objectives.

In reviewing the peer group analysis, the Executive Compensation and Stock Incentive Committee did not set executive compensation in accordance with a specific benchmark nor use a peer group subset in its analysis. The committee did, however, review proxy disclosures and compensation survey data. The peer group selected by the committee was comprised of both "primary comparators" and a "reference comparator." The primary comparators were organizations that were within a range of approximately one-half to two times our asset size and the reference comparator was an organization of regional interest that was outside of that range. The primary and reference comparators were as follows:

- *Primary comparators*: Alabama National Bancorporation; BOK Financial Corporation; The Colonial Bancgroup, Inc.; Commerce Bankshares; Cullen/Frost Bankers, Inc.; FirstMerit Corporation; Fulton Financial Corporation; Hancock Holding Company; Mercantile Bankshares Corporation; Sky Financial Group; The South Financial Group, Inc.; Trustmark Corporation; Valley National Bancorp; and Whitney Holding Corporation.

- *Reference comparator*: Compass Bancshares, Inc.

The proxy review analysis included the following:

- The pay levels and practices of the peer group of bank holding companies selected by the committee;

- The Chief Executive Officer's and the Chief Operating Officer's positions from both a "pay rank" perspective (e.g., highest paid and second-highest paid) and a "position match" perspective (e.g., Chairman and Chief Executive Officer, President and Chief Operating Officer);

- Base salary, annual bonus (both target opportunity and bonus actually paid), total cash compensation (salary plus bonus), long-term incentive opportunity and total direct compensation (salary plus bonus and long-term incentive opportunity); and

- Both descriptive statistics (e.g., 25th, 50th and 75th percentiles) for the primary comparators and our percentile ranking versus the peer group primary comparators for each pay element. Similar data was compiled for the reference comparator, but was not incorporated into the descriptive statistics or the percentile rankings.

In its review of compensation survey data, the Executive Compensation and Stock Incentive Committee used nationally recognized bank industry surveys (primarily surveys provided by Watson Wyatt and Mercer LLC) reflecting similarly-sized banking organizations. Watson Wyatt provided the committee with comparisons using both a straight-line regression analysis, which related compensation to the asset size of the banking organization, and an "asset group" analysis, which examined pay data for the banking organizations falling within set asset-size groupings. This review included the following:

- An examination for the Chairman and Chief Executive Officer and the President and Chief Operating Officer positions, as well as other selected senior management positions;

- An examination of base salary, annual incentive opportunity and long-term incentive opportunity; and

- A calculation of descriptive statistics reflecting the 25th, 50th and 75th percentiles of the participant data.

The Executive Compensation and Stock Incentive Committee believes that the overall compensation for our Chief Executive Officer and Chief Operating Officer is competitive with our peer group and is commensurate with the responsibilities assigned to their respective positions. Compensation for our other executive officers is comparatively less than the compensation for similarly situated officers in the peer group. Otherwise, our compensation policies are consistently applied for all of our officers. The difference between the award opportunities granted to Mr. Patterson as compared to Mr. Kelley, and to Messrs. Patterson and Kelley as compared to our other executive officers, is a reflection of differences in the level and scope of responsibility of their respective positions, and the market's pattern of providing progressive award opportunities at higher levels.

Components of Compensation

The Executive Compensation and Stock Incentive Committee allocates compensation to individuals both as to specific components (for example, base salary and incentive compensation) and as a whole. Each of the components of compensation is discussed in more detail below. While considering each component of compensation, the Executive Compensation and Stock Incentive Committee is relatively more focused on the individual components that make up an individual officer's total compensation rather than the total compensation itself.

Annual Base Salary. The Executive Compensation and Stock Incentive Committee views cash compensation as one element of overall compensation, but not necessarily as the principal instrument to provide incentive to our executive officers. We believe that base salary ranges should reflect the competitive employment market and the relative internal responsibilities of each executive's position, with an executive's salary within a salary range being based upon his or her individual performance. In connection with the annual budget process, the Executive Compensation and Stock Incentive Committee considers salaries for executive officers within the context of the competitive market data described above under the caption "Compensation Process." In its review of market data for setting 2007 salary levels, the Executive Compensation and Stock Incentive Committee found that, while there were some variances of our executives' salaries from salaries for comparable positions at comparable bank holding companies (which particular deviations were deemed appropriate), the salaries of our executives on the whole reasonably approximated the salaries at comparable bank holding companies. Increases in base salary are based upon the following considerations:

- Our salary budget for the applicable fiscal year, which includes the salary of all of our employees;

- Assessment of the competitiveness of the executive's salary as compared to competitive market data (with primary emphasis on setting base salary at the median salary for the comparable position at comparable bank holding companies unless a different compensation level is warranted by individual performance);

- The executive's performance in carrying out his or her specific job responsibilities and attaining specific objectives that may have been established for the year;

- Our overall performance as a whole for the prior fiscal year; and

- Assessment of the appropriateness of the executive's salary when compared to peers and on an internal equity basis.

In 2007, the Executive Compensation and Stock Incentive Committee set base salary in reference to a combination of individual performance and our overall performance. The committee endeavored to understand competitive pay and compensation opportunities for similarly situated executive officers of comparable bank holding companies and to provide reasonably competitive compensation within the context of our achievements. The committee determined the amounts of base salary increases for our executive officers after consideration of:

- The executive officer's pattern of achievement with respect to the budget and business plan performance in his/her area(s) of responsibility and overall managerial effectiveness with respect to planning, personnel development, communications, regulatory compliance and similar matters;

- Competitive pay levels for similarly situated executives in comparable bank holding companies;

- The current level of the executive officer's base salary in relation to market competitive salary levels;

- Marketplace trends in salary increases (both geographical and by industry); and

- Consideration of our overall performance and aggregate cost affordability, retention risks, fairness in view of our overall salary increases and the executive officer's potential for future contributions to the organization.

In January 2008, the Executive Compensation and Stock Incentive Committee determined the base salary for its executive officers for 2008 based on the above methodology. Each Named Executive Officer's base salary was adjusted effective as of January 1, 2008.

Annual Incentive Compensation. Annual non-equity "bonuses" are provided through our annual incentive compensation program. This program furthers our objectives to provide compensation that differentiates pay on the basis of performance, provide compensation commensurate with our performance achievements and protect shareholder interests by requiring achievement of successful results as a condition to earning above-average compensation. We believe that annual incentive compensation should reflect the competitive employment market and the relative internal responsibilities of each executive's position and should provide meaningful compensation opportunities in relation to our achievement of key annual performance goals. We believe that such compensation opportunities will motivate participants in the program to achieve our established goals. The Executive Compensation and Stock Incentive Committee considers annual bonuses for similarly situated executive officers of similarly-sized bank holding companies within the context of the competitive market data described above under the caption "Compensation Process."

We provide annual incentive compensation opportunities to Named Executive Officers under two programs – the Executive Performance Incentive Plan and the Home Office Incentive Plan. The Executive Performance Incentive Plan provides for the payment of cash incentive bonuses, as well as equity-based awards based upon the achievement of performance goals established by a subcommittee of the Executive Compensation and Stock Incentive Committee that administers the Executive Performance Incentive Plan. This plan is intended to increase shareholder value and our success by encouraging outstanding performance by our Named Executive Officers who are eligible to participate. During 2007, the Chief Executive Officer and Chief Operating Officer were eligible to participate in the Executive Performance Incentive Plan. Payments made under the Executive Performance Incentive Plan are intended to be "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. The amount of the cash bonus may vary among participants from year to year.

The subcommittee that administers the Executive Performance Incentive Plan consists of members of the Executive Compensation and Stock Incentive Committee who are qualified under all applicable independence standards (including Section 162(m) of the Internal Revenue Code and SEC Rule 16b-3). The subcommittee may establish performance goals for awards granted under the plan based on any of the following business criteria:

- Return on average equity or average assets;
- Deposits and other funding sources;
- Revenue, including interest income and/or non-interest income, and/or return on revenue;
- Cash flow (operating, free, cash flow return on equity, cash flow return on investment);
- Earnings, before or after taxes, interest, depreciation and/or amortization;
- Earnings per share;
- Net interest margin;
- Improvement in credit quality measures, including non-performing asset ratio, net charge-off ratio or reserve coverage of non-performing loans vs. peers;
- Efficiency ratio;
- Loan growth; and
- Total shareholder return.

The subcommittee may take into account several factors when establishing performance goals but such goals must be objectively determinable and based on levels of achievement of the business criteria described above. No later than 90 days after the beginning of each fiscal year or any other performance period, the subcommittee will specify in writing (i) the type of award (i.e., cash or equity) and target amount payable to each participant, (ii) the maximum amount payable to each participant, (iii) the performance goals upon which each participant's award is conditioned and (iv) the formula to determine the amount payable or shares that become vested based on the achievement of the specified goals. The amount of awards may vary among participants and from year to year, but the maximum cash bonus payable to any participant under the Executive Performance Incentive Plan in a year is $4 million.

Following the applicable performance period, the subcommittee must certify in writing for each participant whether the performance goals and any other material conditions have been met. If these goals and conditions have been met, the subcommittee may authorize payment of the amount earned under an award. The subcommittee has discretion to reduce or eliminate, but not increase, an amount that is payable under the Executive Performance Incentive Plan. Incentive cash bonuses are paid as soon as practicable following the end of the fiscal year.

We also provide incentive compensation opportunities to Named Executive Officers and other participants under the Home Office Incentive Plan. The Home Office Incentive Plan uses the same performance measures and goals as the Executive Performance Incentive Plan referenced above, but allows the Executive Compensation and Stock Incentive Committee to consider objective factors and to use its discretion to either increase or decrease resultant awards.

The Home Office Incentive Plan and the Executive Performance Incentive Plan are similar but separate programs. Employees are eligible for either one program or the other, but not both. The Home Office Incentive Plan covers approximately 64 key management employees who are selected by our Board of Directors and does not impact the awards generated under the Executive Performance Incentive Plan. For 2007, participation in the Executive Performance Incentive Plan was limited to the two executive officers whose compensation is subject to the deduction limitations of Section 162(m) of the Internal Revenue Code. Awards granted under the Home Office Incentive Plan and the Executive Performance Incentive Plan during 2007 had the following characteristics:

- Awards were based on growth in average deposits and other funding sources, and return on average equity. These metrics were selected because of their relationship to shareholder value. Performance goals using these metrics were established and were applied consistently to all participants of both plans.

- The award opportunities were established on the basis of (i) each participant's role and level in the organization, his or her potential to make significant contributions to our success and market competitive levels for similarly situated positions in comparable banking organizations, (ii) the nature of the executive officer's position and scope of responsibilities so that performance goals were tailored to either our overall performance or business unit performance, depending on the scope of the executive officer's responsibilities, and (iii) our business environment and positioning in comparison to key competitors, as well as our near-term business plan and longer-term business strategy, which were the basis for establishing performance goals.

- The relationship between performance goals and amount of award earned was set forth in a matrix which specified the target award opportunity for performance criteria.

- The actual performance achieved was compared to the goals established for the year, and the award earned was determined for each participant. For participants of the Executive Performance Incentive Plan, the Executive Compensation and Stock Incentive Committee certified the achievement of performance goals in writing, as is required.

- No discretion was applied to award payouts for 2007 performance under either plan.

Awards under the Executive Performance Incentive Plan and Home Office Incentive Plan were given in 2007 to provide a cash bonus opportunity that was a percentage of each Named Executive Officer's base salary as follows:

		Award Opportunity as a Percentage of Salary*		
Executive Officer	Annual Incentive Plan Participation	Threshold	Target	Outstanding
Aubrey B. Patterson	Executive Performance Incentive Plan	33%	100%	200%
L. Nash Allen, Jr.	Home Office Incentive Plan	15%	45%	90%
James V. Kelley	Executive Performance Incentive Plan	25%	75%	150%
W. Gregg Cowsert	Home Office Incentive Plan	17%	50%	100%
Larry D. Bateman	Home Office Incentive Plan	17%	50%	100%
Michael L. Sappington	Home Office Incentive Plan	17%	50%	100%

* Straight-line interpolation used to determine award opportunities for performance between goal levels.

Awards were targeted to each executive's role and scope of responsibility in the organization. For some individuals, performance goals were based entirely on overall company performance. For others, a portion of performance was also measured by goals that were tied to the area of the individual's responsibility. For our Named Executive Officers, 2007 performance measures were blended as follows:

	Performance Criteria		
Executive Officer	Overall BancorpSouth Performance	System-wide Community Bank Performance	Net Chargeoffs
Aubrey B. Patterson	100%	0%	0%
L. Nash Allen, Jr.	100%	0%	0%
James V. Kelley	100%	0%	0%
W. Gregg Cowsert	75%	0%	25%
Larry D. Bateman	100%	0%	0%
Michael L. Sappington	75%	25%	0%

For 2007, the Executive Compensation and Stock Incentive Committee established the performance goals set forth below for the Named Executive Officers with respect to the performance criteria. The targeted amounts for each performance criteria were incorporated into our fiscal budget.

Performance Goal	Threshold Amount	Target Amount	Maximum Amount
Growth in Average Deposits	$10,371,000,000	$11,523,000,000	$12,675,000,000
Return on Average Equity	10.82%	12.73%	14.64%
Net Chargeoffs	0.1925% of Loans	0.175% of Loans	0.1575% of Loans

With respect to system-wide community bank performance, the performance goal was based on the community bank financial budget for net income, loan growth, deposit growth and non-interest income. The portion of the target bonus that was based on this performance criterion was to be earned if 100% of the budgeted amount was achieved for each of these items. The maximum bonus was to be earned if 105% of budget was achieved. The threshold requirement was 95% of budget.

Based on our actual performance in 2007, the cash incentive bonus payment represented 90% of the respective target awards. The threshold amount of each respective award was equal to 33% of the target award and the maximum amount of each respective award was equal to 200% of the target award, as reflected in the table under the section entitled "EXECUTIVE COMPENSATION – Grants of Plan Based Awards for 2007." The Executive Compensation and Stock Incentive Committee set similar performance targets for 2008.

Long-Term Incentive Compensation. Long-term incentive compensation is another important part of our executive compensation program and provides equity-based awards to ensure optimal alignment with our shareholders' interests. Under the relevant plans that have been approved by our shareholders in recent years – the 1994 Stock Incentive Plan and the Executive Performance Incentive Plan – we have the ability to make grants of non-qualified stock options, incentive stock options, performance shares, restricted stock and restricted stock units. We believe that long-term incentive compensation should reflect the competitive employment market and the relative internal responsibilities of each executive's position. The Executive Compensation and Stock Incentive Committee considers long-term incentive compensation for executive officers at comparable bank holding companies within the context of the competitive market data described above under the caption "Compensation Process." In general, the Executive Compensation and Stock Incentive Committee attempts to set the long-term incentive compensation for Messrs. Patterson and Kelley at a level that is near the 50th percentile for the comparable executive officers and attempts to set the long-term incentive compensation for our other executives at a competitive level that is generally below the 50th percentile.

The Executive Compensation and Stock Incentive Committee has the ability to use different incentive vehicles for long-term incentive compensation for achieving our compensation objectives. For example, the Executive Compensation and Stock Incentive Committee may grant:

- Stock options to focus on stock price appreciation;
- Restricted stock and restricted stock units as an incentive for continued service or to emphasize both our overall performance and executive retention; and
- Performance shares as an incentive to optimize our overall performance.

Historically, we have used stock option grants to provide performance-based long-term incentive compensation where the value to the recipient is dependent upon appreciation in our stock price. We have also made limited use of restricted stock grants to both the Chief Executive Officer and Chief Operating Officer to encourage their continued service with us while maintaining a strong focus on performance. In 2005 and 2006, we amended our long-term incentive plans and obtained shareholder approval to enable us to provide awards that include performance criteria other than increase in market value. In 2006, we began implementing changes to our long-term incentive compensation strategy by reducing the role of stock options. Then, in early 2007, we introduced the opportunity to earn performance shares. Our anticipated pattern of equity grants will be to continue making stock option grants late in the year (just before the beginning of the new fiscal year) and to grant performance share award opportunities early in the year (as soon as knowledge of prior year results can be incorporated into the goal-setting process).

Performance shares are equity awards denominated in shares of our common stock. The number of shares earned is based on the achievement of goals that reflect our overall financial and operating performance as determined by the Executive Compensation and Stock Incentive Committee. In addition, the value of earned performance shares is determined by the market value of our common stock. The award cycle is three years in length and is comprised of a two-year performance period followed by a one-year retention period. The "performance period" is set at two years to reflect a realistic horizon for goal setting in the current environment of the financial services industry and the "retention period" is set at one year to enhance the retentive power of the performance share awards (three years overall) and to ensure that the impact of stock price performance reflects a longer-term period. The performance share element of the long-term incentive plans is configured so that a new three-year award cycle will begin every year.

In 2007, equity-based awards were limited to executive officers who were responsible for long-term investment, operating or policy decisions and to executive officers who were instrumental in implementing those decisions. In determining the total number of performance shares to be granted, the Executive Compensation and Stock Incentive Committee considered the number of available shares under our 1994 Stock Incentive Plan but had no fixed formula for determining the total number of shares to be granted. In selecting the award recipients and determining the level of equity grants made in 2007, the committee utilized a combination of (i) market competitive data, (ii) the present scope of responsibility of the executive officer, (iii) the degree to which the business units influenced by the executive officer contributed to our profits, (iii) the degree to which asset quality and other risk decisions were influenced by the executive officer's direction, (iv) the number of awards currently held by the executive officer, and (v) the long-term management potential of the executive officer. No single factor was weighed more heavily than any other factor in determining the amount of equity grants. Equity-based awards for 2007 were as follows:

- 60% of the long-term incentive award opportunity was granted as performance shares with an award cycle that encompasses 2007, 2008 and 2009 with the following performance and retention periods:
  - The "performance period" for this award cycle is 2007-2008, with performance measured versus goals set in terms of our cumulative earnings per share and two-year average of deposits and other funding sources; and
  - The "retention period" for this award cycle is 2009, with performance shares earned over the 2007-2008 "performance period" being paid out in early 2010 only to participants who continued their service through the end of the "retention period."
- The remaining 40% of the long-term incentive award opportunity was granted as stock options with the following terms:
  - Stock options were granted that vest ratably on the basis of continued employment over the three-year period following the date of grant;
  - Stock options were granted at the closing price of our common stock on the date of grant; and
  - The maximum term of the stock option grant was seven years.

Executive Benefits. We provide our executive officers with executive benefits in amounts that we believe are reasonable, competitive and consistent with our management compensation program. We believe that such benefits help us to attract and retain executive officers of the caliber we believe necessary to remain competitive. We offer group life insurance, disability insurance, medical, dental and vision insurance to all our employees. We also maintain a Retirement Plan, which is discussed in detail under the section entitled "EXECUTIVE COMPENSATION – Pension Benefits for 2007 – Retirement Plan." In addition, we maintain bank-owned life insurance that can be used for funding supplemental benefits to certain executive officers.

Perquisites. We provide our executive officers with perquisites in amounts that we believe help us attract and retain highly-qualified leaders. For certain executives, including the Named Executive Officers, we provide a company automobile and pay for country club dues and the cost of an annual physical examination.

In addition, we own and operate corporate aircraft to facilitate the business travel of our executive officers consistent with the best use of their time. Although the Named Executive Officers are not generally entitled to use aircraft for personal travel, Messrs. Patterson and Kelley are permitted to use aircraft for personal travel.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally limits the corporate tax deduction for compensation in excess of $1 million that is paid to our Named Executive Officers. Qualifying performance-based compensation, however, is fully deductible without regard to the general Section 162(m) limits if certain requirements are met. Section 162(m) also permits full deductibility for certain pension contributions and other payments. The Executive Compensation and Stock Incentive Committee has carefully considered the impact of Section 162(m) and its limits on deductibility, and intends that certain of our compensation plans qualify for an exception to the limitations of Section 162(m) so that we may fully deduct compensation paid under these plans. The Executive Performance Incentive Plan is considered "performance based" for this purpose, as are certain awards under the 1994 Stock Incentive Plan.

We have certain other executive compensation arrangements that may cause a portion of that compensation to exceed the Section 162(m) limitation and, therefore, may prevent us from deducting that excess portion. In adopting these executive compensation arrangements, the Executive Compensation and Stock Incentive Committee determined that the benefits of these arrangements to us and our shareholders outweighed the inability to deduct a portion of the compensation for federal income tax purposes.

Employment Contracts and Change in Control Arrangements

We have no written employment agreements with any of the Named Executive Officers.

We have entered into a Change in Control Agreement with each of the Named Executive Officers that provides certain benefits in the event that we experience a change in control and we terminate the executive's employment "without cause" (i.e., conviction of certain crimes, commission of certain acts of dishonesty or intentional neglect of or material inattention to duties) or the executive resigns "for cause" (i.e., a material adverse alteration in the executive's position, a reduction in compensation or a material breach by us of our employment policies) within 24 months after the change in control. In general, the amount of benefits payable under the agreements is 300% of the amount of annual base compensation and the highest annual bonus that the executive would otherwise be entitled to receive in the year that the change in control occurs with respect to Messrs. Patterson and Kelley, 200% of such annual base compensation and annual bonus with respect to Messrs. Cowsert and Bateman, and 100% of such annual base compensation and annual bonus with respect to Mr. Allen. In addition, prior to Mr. Sappington's retirement as of December 21, 2007, the amount of benefits payable under his agreement was 200% of his annual base compensation and annual bonus. The agreements include a "double trigger" (i.e., requiring both a change in control and termination of the executive's employment for the executive to receive payment) so that the Named Executive Officers will only receive additional benefits if a change in control also has an adverse impact on them and also protects a surviving entity if it desires to maintain the services of an executive. For more information about the Change in Control Agreements with the Named Executive Officers, see the section entitled "EXECUTIVE COMPENSATION – Potential Payments Upon Termination or Change-in-Control."

All equity incentives granted under our stock incentive plans, including those granted to the Named Executive Officers, become vested and/or exercisable immediately if we undergo a change in control. Under the Executive Performance Incentive Plan, if we experience a change in control, all participants will receive the maximum amount payable under the incentive bonus. This bonus will be paid as soon as practicable following the change in control.

Retirement Benefits

We maintain certain compensatory arrangements as part of our retirement program that are intended to provide payments to the Named Executive Officers upon their resignation or retirement. These include the 401(k) Plan, a traditional defined benefit retirement plan referred to as our Retirement Plan, a traditional supplemental defined benefit plan referred to as our Restoration Plan, a supplemental defined benefit plan referred to as our Supplemental Executive Retirement Plan, and a contributory deferred compensation arrangement referred to as our Deferred Compensation Plan. The purpose of this retirement program is to provide competitive retirement benefits that enable us to attract and retain talented leaders who will exert considerable influence on our direction and success.

All Named Executive Officers are eligible to participate in the 401(k) Plan, pursuant to which each could contribute up to a maximum of $20,500 for 2007 ($15,500 limit for all employees plus $5,000 maximum "catch-up" for employees over the age of 50). We provide a matching contribution for the first five percent of base salary contributed in the plan, up to a maximum of $11,250 per year.

We maintain the Retirement Plan, a tax-qualified, non-contributory, defined benefit retirement plan, for certain of our employees and those of our subsidiaries who have reached the age of 21 and have completed one year of service. Benefits under the Retirement Plan are based primarily on final average compensation and length of service. For 2007, the maximum annual benefit allowable under the Internal Revenue Code with respect to the Retirement Plan was $180,000 and the maximum amount of allowable annual compensation considered was $225,000.

We also have adopted the Restoration Plan, a non-qualified, non-contributory, unfunded defined benefit pension plan for certain officers and executives. Benefits under the Restoration Plan are based primarily on length of service and final average compensation but only to the extent that compensation and annual benefit accruals exceed the limits under the Internal Revenue Code and, therefore, are not included in the Retirement Plan.

We also maintain the Supplemental Executive Retirement Plan, a non-qualified, non-contributory, unfunded defined benefit pension arrangement, for selected key employees in the form of a deferred compensation agreement. Benefits under the Supplemental Executive Retirement Plan are based primarily on average final compensation. This arrangement supplements the benefits under the Retirement Plan and the Restoration Plan.

We also maintain the Deferred Compensation Plan to allow certain members of senior management to defer a portion of their cash compensation. Amounts that are deferred are credited with a market interest rate and are paid out upon retirement or termination of employment.

In 2005, we reevaluated our retirement program and made changes to the Retirement Plan, the Restoration Plan and the 401(k) Plan for all employees hired on or after January 1, 2006. These employees do not receive any benefit from the Retirement Plan or the Restoration Plan, but will receive an automatic contribution to the 401(k) Plan equal to 2% of their respective salaries. This additional 2% contribution is not dependent on employee deferrals to the 401(k) Plan. This strategy lowers the volatility of our Retirement Plan costs, shifts ownership and responsibility to our employees and enables us to direct our compensation towards non-retirement programs that are more individualized and pay-for-performance.

Each of the Named Executive Officers is eligible for normal or early retirement pursuant to the 401(k) Plan, the Retirement Plan, the Restoration Plan, the Supplemental Executive Retirement Plan and the Deferred Compensation Plan. The amounts each Named Executive Officer would have received if he had retired on December 31, 2007 is provided in the section entitled "EXECUTIVE COMPENSATION – Potential Payments Upon Termination or Change-in-Control."

Director Compensation

We established our Deferred Directors' Fee Unfunded Plan to provide an opportunity for our directors to receive their annual directorship fees in the form of our common stock. Fifty percent of directorship fees are automatically paid in the form of our common stock. Under this plan, directors may elect to receive any portion of the remainder of their directorship fees in the form of our common stock.

EXECUTIVE COMPENSATION

Summary Compensation Table for 2006 and 2007

The following table sets forth certain information concerning compensation paid or accrued by us and our subsidiaries for the last year with respect to our "Named Executive Officers" – the Chief Executive Officer, the Chief Financial Officer, our three other most highly compensated executive officers who were serving as executive officers at December 31, 2007 and whose total compensation for 2007 exceeded $100,000, and one additional executive officer who would have been considered one of the three most highly compensation executive officers but for the fact that he had retired prior to December 31, 2007:

Name and Principal Position	Year[1]	Salary[2]	Bonus	Stock Awards	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
Aubrey B. Patterson	2007	$717,586	$—	$—	$162,281	$645,827	$832,485	$27,420	$2,385,599
Chairman and Chief Executive Officer	2006	686,685	—	—	22,790	824,022	863,946	36,203	2,433,646
L. Nash Allen, Jr.	2007	216,827	—	—	10,181	87,815	139,133	22,782	476,738
Treasurer and Chief Financial Officer	2006	209,495	—	—	1,478	113,128	154,674	22,596	501,371
James V. Kelley	2007	473,101	—	—	74,819	319,343	107,588	34,247	1,009,098
President and Chief Operating Officer	2006	452,728	—	—	10,164	407,455	118,885	23,368	1,012,600
W. Gregg Cowsert	2007	305,638	—	—	11,883	179,563	117,232	17,058	631,374
Executive Vice President	2006	293,318	—	—	1,723	205,323	165,570	15,553	681,487
Larry D. Bateman *Executive Vice President*	2007	283,959	—	—	10,181	127,782	124,150	21,009	567,081
Michael L. Sappington[7]	2007	350,333	—	—	7,408	164,220	176,779	19,699	718,439
Executive Vice President	2006	336,859	—	—	1,478	213,568	160,172	20,298	732,375

(1) In accordance with SEC transition rules, this table reflects compensation for the two most recently completed fiscal years for individuals who were Named Executive Officers during both of such years, and for the most recently completed fiscal year for individuals who were only Named Executive Officers during such year. Information for years prior to 2006 presented under previous SEC rules is available in our previous filings, which can be obtained from the SEC's website at *www.sec.gov*.

(2) The amounts shown for 2007 include the following amount of deferred compensation in accordance with the Deferred Compensation Plan:

Name	Deferred Compensation
Aubrey B. Patterson	$16,500
L. Nash Allen, Jr.	10,000
James V. Kelley	—
W. Gregg Cowsert	—
Larry D. Bateman	—
Michael L. Sappington	50,000

(3) The amounts shown reflect the accrued value for option awards granted under the 1994 Stock Incentive Plan that vested during the indicated years or were unvested as of December 31 of the indicated years, in accordance with FAS 123R. The assumptions used in calculating the accrued values for 2007 are set forth in Note 15 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(4) The amounts shown reflect cash awards earned during the indicated years under the Executive Performance Incentive Plan for Messrs. Patterson and Kelley and cash awards earned during the indicated years under the Home Office Incentive Plan for Messrs. Allen, Cowsert, Bateman and Sappington.

(5) The key assumptions used to determine the pension values are described below in the section entitled "EXECUTIVE COMPENSATION – Pension Benefits for 2007 – Assumptions Used to Calculate Pension Values." Because the interest rate (4.39%) on deferred compensation does not exceed 120% of the applicable federal long-term rate, no earnings on nonqualified deferred compensation are included.

(6) Details of the amounts reported as All Other Compensation for 2007 are as follows:

Name	401(k) Contribution	Company Airplane Use*	Company Automobile	Country Club Dues	Corporate Physical Exam
Aubrey B. Patterson	$11,250	$ —	$6,714	$7,182	$2,274
L. Nash Allen, Jr.	11,250	—	7,301	3,531	700
James V. Kelley	11,250	6,305	9,012	6,680	1,000
W. Gregg Cowsert	11,250	—	1,777	3,531	500
Larry D. Bateman	11,250	—	5,728	3,531	500
Michael L. Sappington	11,250	—	6,303	1,646	500

* We report use of corporate aircraft by the Named Executive Officers as a perquisite or other personal benefit only if it is not "integrally and directly related" to the performance of the executive's duties. While we maintain aircraft, the Named Executive Officers are not generally entitled to use aircraft for personal travel, except for Messrs. Patterson and Kelley, who are permitted to use aircraft for personal travel. SEC rules require us to report any such use as compensation in an amount equal to our aggregate incremental cost. The amounts reported relate to one flight involving Mr. Kelley that was not integrally and directly related to Mr. Kelley's duties. We estimate our aggregate incremental cost to be equal to the average operating cost per hour for the year (which includes items such as fuel, maintenance, landing fees, additional crew expenses and other expenses incurred based on the number of hours flown per year) multiplied by the number of hours for each flight.

(7) Mr. Sappington retired effective as of December 21, 2007.

The Executive Compensation and Stock Incentive Committee allocates compensation to individuals both as to specific components (for example, base salary and incentive compensation) and as a whole. While considering each component of compensation, the Executive Compensation and Stock Incentive Committee is relatively more focused on the individual components that make up an individual officer's total compensation rather than the total compensation itself.

Change in Pension Value and Nonqualified Deferred Compensation Earnings. The change in each executive's pension value in the Summary Compensation Table is the change in our obligation to provide pension benefits (at a future retirement date) from the beginning of the fiscal year to the end of the fiscal year. The obligation is the value of a benefit as of December 31, 2007 that will be paid at the officer's normal retirement date (age 65), based on the benefit formula and the executive's current pay and service. In the case of Mr. Patterson, the Summary Compensation Table shows the value of his postponed retirement benefit because he is presently older than his normal retirement age.

Change in pension values may be a result of various sources such as:

- *Service accruals:* As the executive earns an additional year of service, the present value of the liability increases because the officer has earned one year more service than he had at the prior measurement date.

- *Compensation increases/decreases since prior year:* As the executive's compensation increases, the present value of the liability increases because the officer's final average monthly compensation has increased since the prior measurement date. If the executive's compensation decreases, however, the final average monthly compensation will not decrease in connection with the Retirement Plan or Restoration Plan because the definition of final average monthly compensation in those plans is based on the highest average of all years of earnings, and there would be no change to the present value of the liability. The only plan that is affected if there is a decrease in compensation is the Supplemental Executive Retirement Plan, because the final average monthly compensation in the Supplemental Executive Retirement Plan is based on the last 36 months of compensation, which would cause the present value of the liability to decrease.

- *Aging:* The change in pension amounts shown in the Summary Compensation Table attributable to the retirement plans are present values of retirement benefits that will be paid in the future. As the executive approaches retirement, the present value of the liability increases because the executive is one year closer to retirement than he was at the prior measurement date.

- *Changes in assumptions since prior year:* The change in benefit shown in the Summary Compensation Table is the present value of the increase in pension benefits during the applicable year. In order to calculate the value today of benefits that will be paid in the future, a discount rate and mortality table is used. The discount rate used to calculate the present value of benefits increased since the prior year, which caused a decrease in the present value of the benefit as of December 31, 2007. The mortality table used to calculate the present value of benefits remained the same since the prior year, which caused no change to the present value of the benefit as of December 31, 2007.

The pension benefits and assumptions used to calculate these values are described in more detail in the section below entitled "EXECUTIVE COMPENSATION – Pension Benefits for 2007."

Grants of Plan-Based Awards for 2007

The following table sets forth certain information regarding plan-based awards granted to the Named Executive Officers during 2007:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(3)
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum				
Aubrey B. Patterson	11/01/07	$236,803	$717,586	$1,435,172	—	—	—	—	93,200	$22.97	$461,526
	01/23/07	—	—	—	10,850	21,700	43,400	—	—	—	542,500
L. Nash Allen, Jr.	11/01/07	32,199	97,572	195,144	—	—	—	—	4,800	22.97	23,770
	01/23/07	—	—	—	720	1,440	2,880	—	—	—	36,000
James V. Kelley	11/01/07	117,093	354,826	709,652	—	—	—	—	50,500	22.97	250,076
	01/23/07	—	—	—	5,350	10,700	21,400	—	—	—	267,500
W. Gregg Cowsert	11/01/07	50,430	152,819	305,638	—	—	—	—	5,600	22.97	27,731
	01/23/07	—	—	—	840	1,680	3,360	—	—	—	42,000
Larry D. Bateman	11/01/07	46,853	141,980	283,960	—	—	—	—	4,800	22.97	23,770
	01/23/07	—	—	—	720	1,440	2,880	—	—	—	36,000
Michael L. Sappington	11/01/07	57,805	175,167	350,334	—	—	—	—	—	—	—

(1) The estimated payouts shown reflect cash bonus awards granted under the Executive Performance Incentive Plan for Messrs. Patterson and Kelley and cash bonus awards granted under the Home Office Incentive Plan for Messrs. Allen, Cowsert, Bateman and Sappington, where receipt is contingent upon the achievement of certain performance goals. The threshold amount is equal to 33% of the target amount and the maximum amount is equal to 200% of the target amount. For more information about the awards, see the section above entitled "COMPENSATION DISCUSSION AND ANALYSIS – Components of Compensation – Annual Incentive Compensation."

(2) Reflects shares granted under our 1994 Stock Incentive Plan that will be awarded on January 1, 2010 upon the achievement of certain performance goals. The threshold amount is equal to 50% of the target amount and the maximum amount is equal to 200% of the target amount. For more information about the awards, see the section above entitled "COMPENSATION DISCUSSION AND ANALYSIS – Components of Compensation – Long-Term Incentive Compensation."

(3) Reflects the aggregate FAS 123R value of all awards made in 2007.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table provides certain information with respect to the Named Executive Officers regarding outstanding equity awards as of December 31, 2007 that represent potential amounts that may be realized in the future:

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options[1] (Exercisable)	Number of Securities Underlying Unexercised Options[1] (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock Held that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2]
Aubrey B. Patterson	56,000	—	—	$19.88	10/31/2008	—	—	—	$ —
	60,000	—	—	17.31	10/31/2009	—	—	—	—
	75,000	—	—	13.06	10/31/2010	—	—	—	—
	75,000	—	—	15.50	10/31/2011	—	—	—	—
	75,000	—	—	19.18	10/31/2012	—	—	—	—
	75,000	—	—	23.51	10/31/2013	—	—	—	—
	75,000	—	—	24.03	10/31/2014	—	—	—	—
	80,000	—	—	23.19	11/30/2015	—	—	—	—
	24,666	49,334[3]	—	24.78	10/31/2013	—	—	—	—
	—	93,200[4]	—	22.97	10/31/2014	—	—	—	—
	—	—	—	—	—	—	—	21,700[5]	512,337[5]
L. Nash Allen, Jr.	10,000	—	—	19.88	10/31/2008	—	—	—	—
	10,000	—	—	17.31	10/31/2009	—	—	—	—
	12,000	—	—	13.06	10/31/2010	—	—	—	—
	12,000	—	—	15.50	10/31/2011	—	—	—	—
	12,000	—	—	19.18	10/31/2012	—	—	—	—
	12,000	—	—	23.51	10/31/2013	—	—	—	—
	11,000	—	—	24.03	10/31/2014	—	—	—	—
	12,000	—	—	23.19	11/30/2015	—	—	—	—
	1,600	3,200[3]	—	24.78	10/31/2013	—	—	—	—
	—	4,800[4]	—	22.97	10/31/2014	—	—	—	—
	—	—	—	—	—	—	—	1,440[5]	33,998[5]
James V. Kelley	30,000	—	—	13.06	10/31/2010	—	—	—	—
	30,000	—	—	15.50	10/31/2011	—	—	—	—
	30,000	—	—	19.18	10/31/2012	—	—	—	—
	32,000	—	—	23.51	10/31/2013	—	—	—	—
	32,000	—	—	24.03	10/31/2014	—	—	—	—
	35,000	—	—	23.19	11/30/2015	—	—	—	—
	11,000	22,000[3]	—	24.78	10/31/2013	—	—	—	—
	—	50,500[4]	—	22.97	10/31/2014	—	—	—	—
	—	—	—	—	—	—	—	10,700[5]	252,627[5]
W. Gregg Cowsert	10,000	—	—	19.88	10/31/2008	—	—	—	—
	14,000	—	—	17.31	10/31/2009	—	—	—	—
	15,000	—	—	15.50	10/31/2011	—	—	—	—
	12,000	—	—	19.18	10/31/2012	—	—	—	—
	13,000	—	—	23.51	10/31/2013	—	—	—	—
	14,000	—	—	24.03	10/31/2014	—	—	—	—
	14,000	—	—	23.19	11/30/2015	—	—	—	—
	1,866	3,734[3]	—	24.78	10/31/2013	—	—	—	—
	—	5,600[4]	—	22.97	10/31/2014	—	—	—	—
	—	—	—	—	—	—	—	1,680[5]	39,665[5]
Larry D. Bateman	8,000	—	—	19.88	10/31/2008	—	—	—	—
	3,000	—	—	13.06	10/31/2010	—	—	—	—
	8,000	—	—	15.50	10/31/2011	—	—	—	—
	7,000	—	—	19.18	10/31/2012	—	—	—	—
	10,000	—	—	23.51	10/31/2013	—	—	—	—
	10,000	—	—	24.03	10/31/2014	—	—	—	—
	12,000	—	—	23.19	11/30/2015	—	—	—	—
	1,600	3,200[3]	—	24.78	10/31/2013	—	—	—	—
	—	4,800[4]	—	22.97	10/31/2014	—	—	—	—
	—	—	—	—	—	—	—	1,440[5]	33,998[5]
Michael L. Sappington[6]	—	—	—	—	—	—	—	—	—

(1) The amounts shown reflect option awards granted under the 1994 Stock Incentive Plan.

(2) Based upon the closing sale price of our common stock of $23.61 per share, as reported on the New York Stock Exchange on December 31, 2007.

(3) One-half of these options becomes exercisable on each of November 1, 2008 and November 1, 2009.

(4) One-third of these options becomes exercisable on each of November 1, 2008, November 1, 2009 and November 1, 2010.

(5) Reflects the target award under a grant of performance shares made on January 23, 2007 under our 1994 Stock Incentive Plan that will be awarded on January 1, 2010 upon the achievement of certain performance goals. The maximum amount is equal to 200% of the target amount and the threshold amount is equal to 50% of the target amount.

(6) Mr. Sappington's unexercised options expired upon his retirement effective December 21, 2007.

Option Exercises and Stock Vested for 2007

The following table shows the amounts received by the Named Executive Officers upon the exercise of options or the vesting of restricted stock during 2007:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized Upon Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Aubrey B. Patterson	56,618	$169,288	14,000[(1)]	$337,400
L. Nash Allen, Jr.	10,000	24,000	—	—
James V. Kelley	22,500	155,250	—	—
W. Gregg Cowsert	25,000	208,563	—	—
Larry D. Bateman	8,000	23,005	—	—
Michael L. Sappington	38,600	68,842	—	—

(1) Pursuant to the terms of our Stock Bonus Agreement with Mr. Patterson, dated January 20, 1998, as amended, 14,000 shares of our common stock were released from escrow on April 1, 2007 because we achieved the performance criteria (either a 0.9% return on average assets or a 12.825% return on average equity) for 2007.

Pension Benefits for 2007

The following table provides information regarding the present value of the accumulated benefit to each of our Named Executive Officers based on the number of years of credited service under our defined benefit retirement programs as of December 31, 2007:

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Aubrey B. Patterson	Retirement Plan	35	$ 884,313	$—
	Restoration Plan	35	5,280,896	—
	Supplemental Executive Retirement Plan	N/A	1,468,815	—
L. Nash Allen, Jr.	Retirement Plan	39	782,611	—
	Restoration Plan	39	347,379	—
	Supplemental Executive Retirement Plan	N/A	302,485	—
James V. Kelley	Retirement Plan	7[(1)]	448,252	—
	Restoration Plan	7[(1)]	346,281	—
	Supplemental Executive Retirement Plan	N/A	569,397	—
W. Gregg Cowsert	Retirement Plan	18	344,778	—
	Restoration Plan	18	433,970	—
	Supplemental Executive Retirement Plan	N/A	401,054	—
Larry D. Bateman	Retirement Plan	22	365,029	—
	Restoration Plan	22	301,390	—
	Supplemental Executive Retirement Plan	N/A	303,784	—
Michael L. Sappington	Retirement Plan	30	463,195	—
	Restoration Plan	30	746,927	—
	Supplemental Executive Retirement Plan	N/A	382,390	—

(1) At December 31, 2007, Mr. Kelley had 16 years of credited service and an earned and accrued annual retirement benefit of $43,118 payable as a ten-year certain single life annuity under the First United Bancshares, Inc. defined benefit pension plan, which was frozen in connection with our merger with First United Bancshares, Inc. on August 31, 2000 and is maintained by us.

Retirement Plan. We maintain a tax-qualified, non-contributory, defined benefit retirement plan for our employees and those of our subsidiaries who have reached the age of 21, have completed one year of service and were hired prior to January 1, 2006. Employees hired on or after January 1, 2006 are eligible to participate in the 401(k) Plan but not the Retirement Plan. The key provisions of the Retirement Plan are as follows:

- *Monthly Benefit.* Participants with a vested benefit will be eligible to receive retirement benefits, calculated using the following formula, each month for the rest of their lives beginning on their normal retirement date (i.e., the date they reach age 65):

  - 0.65% of final average monthly compensation times years of service up to 35 years; plus

  - 0.65% of final average monthly compensation in excess of covered compensation (a 35-year average of the taxable wage base) times years of service up to 35 years.

  Additional provisions may apply for participants who worked for a company that was acquired by us. Benefits are limited to the annual benefit limit set forth in Internal Revenue Code Section 415, which was $180,000 per year in 2007.

- *Final Average Monthly Compensation.* The final average monthly compensation is the average of the highest five consecutive years of earnings, as reported on Form W-2, plus deferrals under the 401(k) Plan. This amount is limited to the annual compensation limit set forth in Internal Revenue Code Section 401(a)(17), which was $225,000 per year in 2007.

- *Integration with Social Security (Covered Compensation).* As permitted by the Internal Revenue Code, the Retirement Plan formula provides higher benefit accruals for participants earning in excess of covered compensation (a 35-year average of the taxable wage base) so that their total retirement income (including Social Security benefits) as a percentage of compensation will be comparable to other employees.

- *Vesting.* Participants become vested after reaching five years of service.

- *Early Retirement Benefits.* Participants may elect to retire prior to their normal retirement date. If they are at least age 55 and have at least ten years of service, then they may receive benefits early. In such cases, the monthly benefit will be calculated using the benefit formula described above, reduced 6.67% times the number of years (up to five) that the participant elects to retire prior to the normal retirement date, and 3.33% times the number of years (up to five) that the participant elects to retire prior to age 60.

- *Death Benefits.* The participant's spouse will receive a monthly retirement income payable for life which is the greater of (1) an amount equal to 50% of the amount the participant would have received if he had survived and elected the qualified joint and 50% contingent option payable at the earliest date allowed under the plan or (2) an amount that can be provided by the present value of the participant's accrued benefit as of the participant's date of death.

- *Disability Benefits.* If the participant remains totally and permanently disabled prior to normal retirement date, the participant will receive an amount equal to the accrued benefit the participant would have earned if he had continued in employment until his normal retirement date. The benefit is payable at normal retirement date.

- *Special Note on Lump Sum Payments.* The Retirement Plan has limited the lump sum value of benefits accrued after December 31, 2003 to $20,000. If the lump sum value of the portion of the participant's benefit that has accrued since December 31, 2003 exceeds $20,000, the participant will not be eligible to receive a single lump sum payment equal to the value of all of his retirement benefits. Instead, the participant will be eligible to receive a single lump sum payment equal to the value of all of his retirement benefits that accrued up to December 31, 2003. Then, the portion of the participant's benefit that has accrued since December 31, 2003 will be available as a residual annuity payment in addition to the lump sum payment option.

Restoration Plan. The purpose of this non-qualified, non-contributory, unfunded defined benefit pension plan is to restore the benefits that were limited by the IRS maximums for the Retirement Plan. As a result, the executives and officers who participate in this plan will have a similar total retirement income as a percentage of total compensation as our other employees.

In general, the provisions for the Restoration Plan are identical to the provisions of the Retirement Plan, except the benefits are calculated without regards to the limits set by the Internal Revenue Code in connection with compensation and benefits. In addition, commissions are not included in the benefit definition. The net benefit payable under the plan is the difference between this gross benefit and the benefit payable by the Retirement Plan.

Supplemental Executive Retirement Plan. We sponsor a non-qualified, non-contributory, unfunded defined benefit pension arrangement for selected key employees. The key provisions of the Supplemental Executive Retirement Plan are as follows:

- *Monthly Benefit.* Eligible participants will receive 15% of final average monthly compensation, payable on the date of the participant's retirement after age 65. The benefit will be payable in equal consecutive monthly installments for a period of ten years.

- *Final Average Monthly Compensation.* The final average monthly compensation is the monthly average of the 36-month period of earnings, as reported on Form W-2, plus deferrals under the 401(k) Plan, immediately preceding and terminating coincidentally with the participant's retirement date.

- *Eligibility.* Participants who terminate employment prior to retirement eligibility (age 55) will not be eligible for a benefit from the defined benefit pension arrangement.

- *Early Retirement Benefits.* Participants may elect to retire and commence payments as early as age 55. The monthly benefit will be reduced 5% for each year that the participant elects to retire prior to age 65.

- *Death and Disability Benefits.* If a participant dies or becomes totally and permanently disabled prior to retirement, his designated beneficiary will receive 7.5% of final average monthly compensation at the date of death or permanent disablement. The benefit will be payable in equal consecutive monthly installments for a period of ten years.

Assumptions Used to Calculate Pension Values. Because the pension amounts shown in the Summary Compensation Table and the Pension Benefits Table are projections of future retirement benefits, numerous assumptions must be applied. In general, the assumptions should be the same as those used to calculate the pension liabilities in accordance with Statement of Financial Account Standards (SFAS) No. 87, Employers' Accounting for Pensions, on the measurement date, although the rules of the SEC specify certain exceptions (as noted in the table below).

The changes in the pension values shown in the Summary Compensation Table are determined as the change in the values during the fiscal year (including the impact of changing assumptions from the prior fiscal year). The accumulated pension values shown in the Pension Benefits Table are based on the assumptions applied as of December 31, 2007.

The key assumptions used to determine the pension values are summarized below.

Assumption	Basis for Assumption	December 31, 2006	December 31, 2007
Discount rate	Under SEC rules, discount rate used to measure pension liabilities under SFAS No. 87	5.75%	6.33%
Rate of future salary increases	Under SEC rules, no salary projection	0%	0%
Form of payment	*Retirement Plan*: normal form of payment[1]	Life annuity	Life annuity
	Restoration Plan: normal form of payment[1]	Life annuity	Life annuity
	Supplemental Executive Retirement Plan: normal form of payment	10 year certain annuity	10 year certain annuity
Date of retirement	For Summary Compensation Table and Pension Benefits Table, use normal retirement age pursuant to SEC rules	Age 65	Age 65[2]
	For Potential Payments Upon Termination or Change-in-Control Tables	Immediate[3]	Immediate[3]
Lump sum interest rate	For Summary Compensation Table and Pension Benefits Table, use same assumption to measure pension liabilities under SFAS No. 87	5.00%	5.50%
	For Potential Payments Upon Termination or Change-in-Control Tables, use interest rate defined by the plan for the upcoming plan year pursuant to §417(e) of Internal Revenue Code	4.69%	4.69%
Post-retirement mortality	For Summary Compensation Table and Pension Benefits Table, use same assumption to measure pension liabilities under SFAS No. 87	RP-2000	RP-2000
	For Potential Payments Upon Termination or Change-in-Control Tables, use Mortality Table pursuant to §417(e) of Internal Revenue Code	1994 GAR (50/50 Blend) projected to 2001	1994 GAR (50/50 Blend) projected to 2001

(1) Information in the Summary Compensation Table and the Pension Benefits Table assumes the normal form of payment is a life annuity. For these tables, it is assumed that 5% of participants elect the normal form for benefits accrued prior to January 1, 2004 and 95% elect a lump-sum for benefits accrued prior to January 1, 2004. For benefits accrued after December 31, 2003, it is assumed that participants elect the normal form for benefits. Results in the Potential Payments Upon Termination or Change-in-Control Tables show the lump sum value of the participant's accrued benefit as of December 31, 2003 plus an additional life annuity. For more information, see the subsection above entitled "Retirement Plan – Special Note on Lump Sum Payments."

(2) Mr. Patterson is presently older than his normal retirement age. His retirement benefit is instead calculated as of December 31, 2007.

(3) For the Retirement Plan and the Restoration Plan, participants may retire immediately under the early retirement provisions of each plan if they have reached age 55 and earned at least ten years of vesting service. Participants who retire prior to age 65 and do not meet early retirement eligibility requirements may elect an immediate annuity that is actuarially equivalent to their accrued benefit. For the Supplemental Executive Retirement Plan, participants may retire immediately under the early retirement provisions of the plan if they have reached age 55. Participants who terminate employment prior to retirement eligibility will not be eligible for a benefit under the Supplemental Executive Retirement Plan.

Nonqualified Deferred Compensation for 2007

The following table shows the activity during 2007 and the aggregate balance held by each of the Named Executive Officers at December 31, 2007 under the Deferred Compensation Plan:

Name	Executive Contributions	BancorpSouth Contributions	Aggregate Earnings[1]	Aggregate Withdrawals/ Distributions	Aggregate Balance at December 31, 2007
Aubrey B. Patterson	$16,500	$—	$14,386	$—	$326,063
L. Nash Allen, Jr.	10,000	—	4,288	—	99,813
James V. Kelley	—	—	—	—	—
W. Gregg Cowsert	—	—	—	—	—
Larry D. Bateman	—	—	—	—	—
Michael L. Sappington	50,000	—	13,057	—	313,995

(1) The amounts shown reflect interest earned with respect to deferred compensation during 2007. Because the interest rate on deferred compensation does not exceed 120% of the applicable federal long-term rate, these amounts are not reflected in the Summary Compensation Table.

We maintain three separate nonqualified deferred compensation arrangements for our executive officers. These programs supplement our tax-qualified plans, our Retirement Plan and our Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan, as the Internal Revenue Code limits the amounts that can be accrued in a qualified plan for highly paid executives. These programs are subject to the rules under Section 409A of the Internal Revenue Code and are currently undergoing review and revision for compliance with the final regulations that were recently issued by the Treasury Department. Modifications to the distribution provisions under these plans will likely be required for compliance with Section 409A.

Deferred Compensation Plan. This plan permits eligible employees to elect to defer a portion of their compensation. We do not make a matching or other contribution under this plan. Amounts deferred are credited with interest each year at the rate of U.S. Treasury ten-year maturity notes as of the last day of the year. Participant accounts are always vested and distributions are made upon termination of employment unless the participant elects at the time of enrollment for a later payment date.

Restoration Plan. This plan provides a supplement to our pension plan for amounts that exceed the statutory limits on qualified plans under the Internal Revenue Code. This plan applies to compensation earned in excess of the limitation of Section 401(a)(17) of the Internal Revenue Code (i.e., $225,000 in 2007). It also provides benefits that would otherwise be reduced by the annual limitation on annuity payments under Section 415 of the Internal Revenue Code (i.e., $180,000 in 2007). Benefits are calculated on the average compensation earned by the participant over the final three years of employment but are forfeited if the participant has not earned five years of vesting service under our pension plan. Benefits are paid out of our general assets and are not dependent on investment returns or interest earned. As currently in effect, benefits are paid at the same time as benefits under our pension plan and can be elected in the form of either a lump sum or an annuity.

Supplemental Executive Retirement Plan. This plan provides a benefit only if the employee remains employed by us until retirement at age 65, except in the case of death or disability. For employees who are approved for early retirement after age 55, benefits are reduced by 5% for each year prior to age 65. The benefit is calculated as 15% of the employee's average compensation for his or her final three years of employment. This amount is paid annually in equal monthly installments for a period of ten years following retirement. The benefit is forfeited if the employee terminates employment prior to retirement for reasons other than death or disability. Benefits are paid out of our general assets and are not impacted by investment returns or interest earned.

The Executive Compensation and Stock Incentive Committee is aware that compensation increases for executive officers have the effect of enhancing benefits under the Restoration Plan and the Supplemental Executive Retirement Plan. These are defined benefit programs that are based on average compensation over three years. Salary and bonus increases tend to have only a modest compounding impact on total amounts received by executives. Watson Wyatt, in its capacity as benefits consultant and pension actuary, provides us with relevant information so that the committee is able to consider the compounding effect of compensation adjustments under these programs.

Potential Payments Upon Termination or Change-in-Control

The following tables show the amounts that each Named Executive Officer would receive assuming that the Named Executive Officer resigned or retired, his employment was terminated, a change in control occurred or he died or became disabled effective December 31, 2007:

Mr. Patterson

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Termination Related to Change in Control	Death or Disability
Base Salary	$ —	$ —	$2,152,758[1]	$ —
Non-Equity Incentive Plan Compensation	645,827[2]	—	4,305,516[3]	645,827[4]
Options (unexercised)	—	—	59,648[5]	—
Restricted Stock or Performance Shares (unvested)[6]	—	—	512,337	512,337
Insurance Benefits	—	—	37,731[7]	—
Restoration Plan	3,512,643[8]	3,512,643[8]	3,512,643[8]	3,526,635[9]
Deferred Compensation[10]	196,308	196,038	196,038	98,019
Accrued Vacation	55,199	55,199	55,199	55,199
Perquisites	—	—	13,196[11]	—
Excise Tax Gross-up	—	—	2,448,927[12]	—

Mr. Kelley

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Termination Related to Change in Control	Death or Disability
Base Salary	$ —	$ —	$1,419,303[1]	$ —
Non-Equity Incentive Plan Compensation	319,343[2]	—	2,128,955[3]	319,343[4]
Options (unexercised)	—	—	32,320[5]	—
Restricted Stock or Performance Shares (unvested)[6]	—	—	252,627	252,627
Insurance Benefits	—	—	37,731[7]	—
Restoration Plan	135,875[13]	135,875[13]	135,875[13]	134,734[14]
Deferred Compensation[10]	73,991	73,991	73,991	56,916
Accrued Vacation	36,392	36,392	36,392	36,392
Perquisites	—	—	14,669[11]	—
Excise Tax Gross-up	—	—	1,375,799[12]	—

(1) The amounts shown reflect a payment of 300% of the executive's annual base compensation in effect at the time of the change in control if either the executive's employment would have been terminated without cause or the executive would have terminated his employment with cause within 24 months following a change in control in accordance with the executive's Change in Control Agreement.

(2) The amounts shown reflect the cash bonus amount that would have been awarded under the Executive Performance Incentive Plan, assuming the attainment of the appropriate performance goals during 2007.

(3) The amounts shown reflect a payment of 300% of the highest annual bonus amount the executive would have been eligible to receive during 2007 if either the executive's employment would have been terminated without cause or the executive would have terminated his employment with cause within 24 months following a change in control in accordance with the executive's Change in Control Agreement. Pursuant to the Executive Performance Incentive Plan, participants would have also received the maximum incentive bonus payable if we had experienced a change in control.

(4) The amounts shown reflect the cash bonus amount that would have been awarded under the Executive Performance Incentive Plan.

(5) The amounts shown reflect the value of the shares of our common stock underlying the unvested options that would have become vested in accordance with the 1994 Stock Incentive Plan, assuming payment of an exercise price of $22.97 per share for options granted in 2007 and a market value of $23.61. Options granted in 2006 were assumed to be unexercised because the exercise price of such options exceeded the market value. The amounts shown would have been payable upon a change in control, irrespective of termination of the executive's employment.

(6) The amounts shown reflect the market value of the outstanding, unvested performance shares that would have become vested in accordance with the 1994 Stock Incentive Plan.

(7) The amounts shown reflect the premiums for medical, disability and life insurance benefits that would have been provided for a 36-month period in accordance with the executive's Change in Control Agreement.

(8) Mr. Patterson would have received a lump sum payment of $3,512,643 plus a life annuity of $218,465 per year payable as of January 1, 2008.

(9) Upon death, Mr. Patterson's beneficiary would have received a lump sum payment of $3,526,635 plus a life annuity of $212,836 per year payable as of January 1, 2008. Upon disability, Mr. Patterson would have received a life annuity of $510,526 per year payable as of January 1, 2008.

(10) The amounts shown reflect an annuity that would have been payable as of January 1, 2008 for ten years pursuant to the Supplemental Executive Retirement Plan. The amounts would have been payable upon termination of the executive's employment.

(11) The amounts shown reflect general and executive fringe benefits offered to similarly situated executives including, but not limited to, auto allowance, financial planning, annual physical examination and civic and country club dues that would have been provided for a 36-month period in accordance with the executive's Change in Control Agreement.

(12) The amounts shown reflect a payment of all excise taxes imposed under Section 4999 of the Internal Revenue Code and any income and excise taxes that would have been payable as a result of any reimbursements for Section 4999 excise taxes in accordance with the executive's Change in Control Agreement. This calculation assumes the maximum federal income tax rate and is based on a five-year average of earnings reported on Form W-2 for the tax years 2002 through 2006.

(13) Mr. Kelley would have received a lump sum payment of $135,875 plus a life annuity of $21,282 per year payable as of January 1, 2008.

(14) Upon death, Mr. Kelley's beneficiary would have received a lump sum payment of $134,734 plus a life annuity of $21,199 per year payable as of January 1, 2008. Upon disability, Mr. Kelley would have received a life annuity of $101,171 payable as of September 1, 2014.

Mr. Cowsert

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Termination Related to Change in Control	Death or Disability
Base Salary	$ —	$ —	$611,276[1]	$ —
Non-Equity Incentive Plan Compensation	179,563[2]	—	611,276[3]	179,563[4]
Options (unexercised)[5]	—	—	3,584	—
Restricted Stock or Performance Shares (unvested)[6]	—	—	39,665	39,665
Insurance Benefits	—	—	26,090[7]	—
Restoration Plan	159,781[8]	159,781[8]	159,781[8]	166,213[9]
Deferred Compensation[10]	51,317	51,317	51,317	34,211
Accrued Vacation	23,511	23,511	23,511	23,511
Perquisites	—	—	4,712[11]	—
Excise Tax Gross-up	—	—	—[12]	—

Mr. Bateman

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Termination Related to Change in Control	Death or Disability
Base Salary	$ —	$ —	$567,918[1]	$ —
Non-Equity Incentive Plan Compensation	127,782[2]	—	421,045[3][13]	127,782[4]
Options (unexercised)[5]	—	—	3,072	—
Restricted Stock or Performance Shares (unvested)[6]	—	—	33,998	33,998
Insurance Benefits	—	—	26,090[7]	—
Restoration Plan	47,468[14]	47,468[14]	47,468[14]	46,983[15]
Deferred Compensation[10]	38,480	38,480	38,480	29,600
Accrued Vacation	21,843	21,843	21,843	21,843
Perquisites	—	—	8,663[11]	—
Excise Tax Gross-up	—	—	—[12]	—

Mr. Sappington

Executive Benefits and Payments upon Termination	Retirement[16]	Involuntary Termination without Cause[16]	Termination Related to Change in Control[16]	Death or Disability[16]
Base Salary	$ —	$—	$—	$—
Non-Equity Incentive Plan Compensation	164,220[2]	—	—	—
Options (unexercised)[5]	—	—	—	—
Restricted Stock or Performance Shares (unvested)[6]	—	—	—	—
Insurance Benefits	—	—	—	—
Restoration Plan	433,208[17]	—	—	—
Deferred Compensation[10]	49,437	—	—	—
Accrued Vacation	—	—	—	—
Perquisites	—	—	—	—
Excise Tax Gross-up	—	—	—	—

(1) The amounts shown reflect a payment of 200% of the executive's annual base compensation in effect at the time of the change in control if either the executive's employment would have been terminated without cause or the executive would have terminated his employment with cause within 24 months following a change in control in accordance with the executive's Change in Control Agreement.

(2) The amounts shown reflect the cash bonus amount that would have been awarded under the Home Office Incentive Plan, assuming the attainment of the appropriate performance goals during 2007.

(3) The amounts shown reflect a payment of 200% of the highest annual bonus amount the executive would have been eligible to receive during 2007 if either the executive's employment would have been terminated without cause or the executive would have terminated his employment with cause within 24 months following a change in control in accordance with the executive's Change in Control Agreement. Pursuant to the Home Office Incentive Plan, participants would have also received the maximum incentive bonus payable if we had experienced a change in control.

(4) The amounts shown reflect the cash bonus amount that would have been awarded under the Home Office Incentive Plan.

(5) The amounts shown reflect the value of the shares of our common stock underlying the unvested options that would have become vested in accordance with the 1994 Stock Incentive Plan, assuming payment of an exercise price of $22.97 per share for options granted in 2007 and a market value of $23.61. Options granted in 2006 were assumed to be unexercised because the exercise price of such options exceeded the market value. The amounts shown would have been payable upon a change in control, irrespective of termination of the executive's employment.

(6) The amounts shown reflect the market value of the outstanding, unvested performance shares that would have become vested in accordance with the 1994 Stock Incentive Plan.

(7) The amounts shown reflect the premiums for medical, disability and life insurance benefits that would have been provided for a 24-month period in accordance with the executive's Change in Control Agreement.

(8) Mr. Cowsert would have received a lump sum payment of $159,781 plus a life annuity of $27,463 per year payable as of January 1, 2008.

(9) Upon death, Mr. Cowsert's beneficiary would have received a lump sum payment of $166,213 plus a life annuity of $24,499 per year payable as of January 1, 2008. Upon disability, Mr. Cowsert would have received a life annuity of $66,156 per year payable as of February 1, 2012.

(10) The amounts shown reflect an annuity that would have been payable as of January 1, 2008 for ten years pursuant to the Supplemental Executive Retirement Plan. The amounts would have been payable upon termination of the executive's employment.

(11) The amounts shown reflect general and executive fringe benefits offered to similarly situated executives including, but not limited to, auto allowance, financial planning, annual physical examination and civic and country club dues that would have been provided for a 24-month period in accordance with the executive's Change in Control Agreement.

(12) Change in control benefits do not include excise tax gross-up for any executive officers other than Messrs. Patterson and Kelley, in accordance with their Change in Control Agreements.

(13) Mr. Bateman's non-equity incentive plan compensation would have been reduced by $146,873 pursuant to the terms of his Change in Control Agreement in order to avoid exceeding the Section 280G limits.

(14) Mr. Bateman would have received a lump sum payment of $47,468 plus a life annuity of $23,866 per year payable as of January 1, 2008.

(15) Upon death, Mr. Bateman's beneficiary would have received a lump sum payment of $46,983 plus a life annuity of $23,996 per year payable as of January 1, 2008. Upon disability, Mr. Bateman would have received a life annuity of $55,241 per year payable as of March 1, 2014.

(16) Because Mr. Sappington retired effective as of December 21, 2007, information is only provided with respect to his retirement.

(17) Mr. Sappington received a lump sum payment of $433,208 plus a life annuity of $35,636 per year payable as of January 1, 2008.

Mr. Allen

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Termination Related to Change in Control	Death or Disability
Base Salary	$ —	$ —	$216,827(1)	$ —
Non-Equity Incentive Plan Compensation	179,563(2)	—	195,144(3)	179,563(4)
Options (unexercised)(5)	—	—	3,072	—
Restricted Stock or Performance Shares (unvested)(6)	—	—	33,998	33,998
Insurance Benefits	—	—	14,157(7)	—
Restoration Plan	121,392(8)	121,392(8)	121,392(8)	118,689(9)
Deferred Compensation(10)	39,636	39,636	39,636	22,020
Accrued Vacation	16,679	16,679	16,679	16,679
Perquisites	—	—	10,440(11)	—
Excise Tax Gross-up	—	—	—(12)	—

(1) The amount shown reflects a payment of Mr. Allen's annual base compensation in effect at the time of the change in control if either Mr. Allen's employment would have been terminated without cause or Mr. Allen would have terminated his employment with cause within 24 months following a change in control in accordance with his Change in Control Agreement.

(2) The amount shown reflects the cash bonus amount that would have been awarded under the Home Office Incentive Plan, assuming the attainment of the appropriate performance goals during 2007.

(3) The amount shown reflects a payment of the highest annual bonus amount Mr. Allen would have been eligible to receive during 2007 if either Mr. Allen's employment would have been terminated without cause or Mr. Allen would have terminated his employment with cause within 24 months following a change in control in accordance with his Change in Control Agreement. Pursuant to the Home Office Incentive Plan, Mr. Allen would have also received the maximum incentive bonus payable if we had experienced a change in control.

(4) The amount shown reflects the target cash bonus amount that would have been awarded under the Home Office Incentive Plan.

(5) The amounts shown reflect the value of the shares of our common stock underlying the unvested options that would have become vested in accordance with the 1994 Stock Incentive Plan, assuming payment of an exercise price of $22.97 per share for options granted in 2007 and a market value of $23.61. Options granted in 2006 were assumed to be unexercised because the exercise price of such options exceeded the market value. The amount shown would have been payable upon a change in control, irrespective of termination of the executive's employment.

(6) The amounts shown reflect the market value of the outstanding, unvested performance shares that would have become vested in accordance with the 1994 Stock Incentive Plan.

(7) The amount shown reflects the market value of the outstanding, unvested restricted shares of our common stock, or restricted stock units, which would have become vested in accordance with the 1994 Stock Incentive Plan. The amount shown would have been payable upon a change in control, irrespective of termination of the executive's employment.

(8) The amount shown reflects the premiums for medical, disability and life insurance benefits that would have been provided for a 12-month period in accordance with Mr. Allen's Change in Control Agreement.

(9) Mr. Allen would have received a lump sum payment of $121,392 plus a life annuity of $23,858 per year payable as of January 1, 2008.

(10) Upon death, Mr. Allen's beneficiary would have received a lump sum payment of $118,689 plus a life annuity of $24,850 per year payable as of January 1, 2008. Upon disability, Mr. Allen would have received a life annuity of $37,957 per year payable as of June 1, 2009.

(11) The amounts shown reflect an annuity that would have been payable as of January 1, 2008 for ten years pursuant to the Supplemental Executive Retirement Plan. The amounts would have been payable upon termination of the executive's employment.

(12) Change in control benefits do not include excise tax gross-up for any executive officers other than Messrs. Patterson and Kelley, in accordance with their Change in Control Agreements.

We maintain certain compensatory arrangements that are intended to provide payments to the Named Executive Officers upon their resignation or retirement. These include the Retirement Plan, the Restoration Plan, the deferred pension arrangement and the 401(k) Plan, which are described above. We also maintain the Deferred Compensation Plan, which permits Named Executive Officers to elect to defer a portion of their compensation to retirement or termination of employment. Under certain circumstances, the compensatory arrangements described in the following paragraphs also provide payments or benefits upon resignation, retirement or termination of employment.

We implemented Change in Control Agreements with certain of our executive officers in 1999 at a time when "golden parachute" agreements were common in the marketplace to protect executives in the wave of consolidation in the banking industry. Common speculation at that time suggested that we were a potential takeover target. We have consistently been conservative in our compensation philosophy and, at that time, we had no change in control protections for key management. In general, we believed that the relatively modest payouts and "double-trigger" feature of the agreements were appropriate to provide economic protection to the executives who would be most vulnerable in a change in control without unduly diminishing the return that would be provided to shareholders. The change in control agreements do not provide "walk-away" rights. The Executive Compensation and Stock Incentive Committee believes that the Change in Control Agreements are still needed to address a business contingency, and takes such arrangements into consideration in its compensation philosophy.

We have entered into an agreement with each of Messrs. Patterson, Allen, Kelley, Cowsert and Bateman that provides certain benefits in the event that we experience a change in control and we terminate the officer's employment without cause, or the officer resigns for cause within 24 months after the change in control. A "change in control" is defined to include (1) any person or group becoming the beneficial owner, directly or indirectly, of 25% or more of our outstanding voting securities; (2) during any period of two consecutive years, a change in a majority of our Board of Directors (however, new directors who were approved by a two-thirds vote of the directors still in office who either were directors at the beginning of the period or were so approved by the Board of Directors do not count toward the change in a majority); (3) approval by our shareholders of a merger or consolidation with any other corporation, other than a merger or consolidation resulting in our voting securities immediately prior to the transaction representing more than 65% of the merged or consolidated securities; or (4) approval by our shareholders of a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets.

The amount of benefits payable under the agreements to Messrs. Patterson and Kelley is 300% of the amount of annual base compensation and the highest annual bonus that the officer would otherwise be entitled to receive in the year that the change in control occurs. In addition, all insurance and fringe benefits that are offered to similarly situated employees immediately prior to the change in control will be provided for a period of 36 months and, if the officer is subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code, we will reimburse him for all excise taxes that are imposed under Section 280G and any income and excise taxes payable by the officer as a result of any reimbursements for Section 280G excise taxes. All cash benefits payable under the agreements will be paid in a single lump sum within ten days following the date of termination.

The amount of benefits payable under the agreements to Messrs. Cowsert and Bateman is 200% of the amount of annual base compensation and the highest annual bonus that the officer would otherwise be entitled to receive in the year that the change in control occurs. In addition, all insurance and fringe benefits that are offered to similarly situated employees immediately prior to the change in control will be provided for a period of 24 months and, if the officer is subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code, we will reimburse him for all excise taxes that are imposed under Section 280G and any income and excise taxes payable by the officer as a result of any reimbursements for Section 280G excise taxes. All cash benefits payable under the agreements will be paid in a single lump sum within ten days following the date of termination.

The amount of benefits payable under the agreements to Mr. Allen is the amount of annual base compensation and the highest annual bonus that Mr. Allen would otherwise be entitled to receive in the year that the change in control occurs. In addition, all insurance and fringe benefits that are offered to similarly situated employees immediately prior to the change in control will be provided for a period of 12 months and, if Mr. Allen is subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code, we will reimburse him for all excise taxes that are imposed under Section 280G and any income and excise taxes payable by Mr. Allen as a result of any reimbursements for Section 280G excise taxes. All cash benefits payable under the agreements will be paid in a single lump sum within ten days following the date of termination.

Equity awards are generally forfeited upon an executive's termination of employment but are fully vested in the event of an executive's approved retirement, death or disability. All unexercisable options granted under our stock option plans, including options granted to the Named Executive Officers, become exercisable immediately if we undergo a change in control. Under the Executive Performance Incentive Plan, if we experience a change in control, all participants will receive the maximum amount payable under the incentive bonus. This payment will be made as soon as practicable following the change in control.

Compensation Committee Interlocks and Insider Participation

During 2007, the Executive Compensation and Stock Incentive Committee consisted of Messrs. Staub (Chairman), Franklin, Nolan and Lashlee. None of the members of the Executive Compensation and Stock Incentive Committee has at any time been one of our officers or employees. Members of the Executive Compensation and Stock Incentive Committee may, from time to time, have banking relationships in the ordinary course of business with our subsidiary, BancorpSouth Bank, as described in the section entitled "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." Messrs. Franklin, Nolan and Lashlee had no other relationship during 2007 requiring disclosure by us. Mr. Staub had a relationship with BancorpSouth Bank during 2007 as described in the section entitled "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." During 2007, none of our executive officers served as a member of another entity's compensation committee, one of whose executive officers served on our Executive Compensation and Stock Incentive Committee or was a director of BancorpSouth, and none of our executive officers served as a director of another entity, one of whose executive officers served on our Executive Compensation and Stock Incentive Committee.

DIRECTOR COMPENSATION

The following table provides information with respect to non-employee director compensation for the fiscal year ended December 31, 2007:

Name[1]	Fees Earned or Paid in Cash[2]	Fees Earned or Paid in Stock[3]	Option Awards[4]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Hassell H. Franklin*	$24,200	$24,200	$23,455	$—	$—	$—	$71,855
W. G. Holliman, Jr.	21,000	21,000	23,455	—	—	—	65,455
Larry G. Kirk*	25,375[5]	25,375[5]	23,455	—	—	—	74,205
Turner O. Lashlee	22,750	22,750	23,455	—	—	—	68,955
Guy W. Mitchell, III	—	32,250	23,455	—	—	—	55,705
R. Madison Murphy	16,875	16,875	23,455	—	—	—	57,205
Robert C. Nolan	19,000	19,000	23,455	—	—	—	61,455
W. Cal Partee, Jr.[6]	—	33,250	23,455	—	—	—	56,705
Alan W. Perry[7]	—	31,650	23,455	—	—	—	55,105
Travis E. Staub*	25,100	25,100	23,455	—	—	—	73,655

* Committee Chair.

(1) Messrs. Patterson and Kelley, who are our employees, do not receive compensation for serving as members of the Board of Directors.

(2) Our directors are required to take at least 50% of the fees payable to them for their service as directors (annual retainers and meeting attendance fees) in the form of our common stock. A director may elect to take a larger percentage of his fees in our common stock. Payments in stock are valued at market price on the date the fee is paid. Further, certain of our directors (Messrs. Franklin, Holliman, Kirk and Staub) have elected under our Deferred Directors' Fee Unfunded Plan to defer receipt of all or a portion of the cash fees to which they are entitled until such time as they cease to be directors.

(3) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R. The assumptions used in calculating the accrued values are set forth in Note 15 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(4) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R and includes options to purchase 3,600 shares of our common stock awarded to non-employee directors under our 1995 Non-Qualified Stock Option Plan on May 1, 2007. The assumptions used in calculating the accrued values are set forth in Note 15 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. As of December 31, 2007, the grant date fair value of each option award made to each director during 2007, computed in accordance with FAS 123R, and the aggregate number of shares of our common stock underlying outstanding options were as follows:

Name	Grant Date Fair Value	Number of Securities Underlying Outstanding Option Awards (Exercisable)	(Unexercisable)
Hassell H. Franklin	$23,220	30,000	3,600
W. G. Holliman, Jr.	23,220	30,000	3,600
Larry G. Kirk	23,220	18,000	3,600
Turner O. Lashlee	23,220	30,000	3,600
Guy W. Mitchell, III	23,220	14,400	3,600
R. Madison Murphy	23,220	21,600	3,600
Robert C. Nolan	23,220	21,600	3,600
W. Cal Partee, Jr.	23,220	21,600	3,600
Alan W. Perry	23,220	30,000	3,600
Travis E. Staub	23,220	30,000	3,600

(5) Mr. Kirk was inadvertently underpaid $500 in 2006 for committee fees, which amount was paid in 2007.

(6) Mr. Partee was inadvertently underpaid $500 in 2007 for committee fees, which amount will be paid in stock in 2008.

(7) Mr. Perry was inadvertently overpaid $500 in 2007 for committee fees, which amount will be adjusted in 2008.

Directors who are also our employees receive no additional compensation for serving on our Board of Directors or any committee thereof. Each of our directors also currently serves on the Board of Directors of BancorpSouth Bank. Our non-employee directors receive the following compensation for their service:

- An annual retainer of $6,000 for serving on each of the boards, for a total annual retainer of $12,000;

- A meeting fee of $1,500 for each regular or special meeting of our Board of Directors attended and $2,000 for each regular or special meeting of the Board of Directors of BancorpSouth Bank attended (the meeting fee is reduced to $1,000 for meetings of our Board of Directors that are held on the same day as meetings of the Board of Directors of BancorpSouth Bank);

- Members of the Executive Committee and the Chairman of the Audit Committee receive a fee of $2,000 for each committee meeting attended;

- Members of other standing committees of either board receive $1,000 for each committee meeting attended;

- One-half of the applicable fee for each board or committee meeting attended via conference call; and

- Chairmen of standing or special committees of the Board of Directors, other than the Audit Committee, receive an additional fee of $100 for each meeting attended for serving as such.

Directors are also reimbursed for necessary travel expenses and are insured under our group life insurance plan for amounts of $15,000 to age 65 and $9,750 from age 65 until reaching age 70.

Each of our non-employee directors participates in our 1995 Non-Qualified Stock Option Plan for Non-Employee Directors. The 1995 Non-Qualified Stock Option Plan automatically grants options to purchase 3,600 shares of our common stock to non-employee directors on May 1 of each year. Options can be exercised at any time after the date of the annual meeting of shareholders that follows the date of grant, provided that the director continuously serves during that term. The exercise price of an option is the fair market value of the common stock on the date of grant. Options expire upon the earlier of ten years after the date of grant or termination of service as a director. The 1995 Non-Qualified Stock Option Plan is administered by the Executive Compensation and Stock Incentive Committee, which may not deviate from the express annual awards provided for in the plan. A total of 564,000 shares of common stock are currently reserved for issuance under the 1995 Non-Qualified Stock Option Plan. As of January 31, 2008, options to exercise 475,964 shares of common stock have been granted under this plan, of which 160,364 options have been exercised. If approved by the shareholders at the 2008 annual meeting, however, the proposed Amendment to the 1995 Non-Qualified Stock Option Plan will increase the number of shares of our common stock that are available for purchase under the plan by 400,000 shares to a total of 964,000 shares.

We do not provide stock awards to our non-employee directors.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists of three directors, each of whom is "independent" as defined by the listing standards of the New York Stock Exchange. The Audit Committee held 13 meetings in 2007. These meetings facilitated communication with senior management, the internal auditors and BancorpSouth's independent registered public accounting firm. During 2007, the Audit Committee held discussions with the internal auditors and BancorpSouth's independent registered public accounting firm, both with and without management present, on the results of their examinations and the overall quality of BancorpSouth's financial reporting and internal controls.

The role and responsibilities of the Audit Committee are set forth in the charter adopted by the Board of Directors, a copy of which is available on BancorpSouth's website at *www.bancorpsouthonline.com* on the Investor Relations webpage under the caption "Corporate Governance." In fulfilling its responsibilities, the Audit Committee:

- Reviewed and discussed with management BancorpSouth's audited consolidated financial statements for the year ended December 31, 2007 and BancorpSouth's unaudited quarterly consolidated financial statements during 2007 (including the disclosures contained in BancorpSouth's Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations");

- Discussed with KPMG LLP, BancorpSouth's independent registered public accounting firm, the matters required to be discussed under Statements on Auditing Standards No. 61, as amended, both with and without management present; and

- Received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1, and discussed with KPMG LLP their independence.

Based on the Audit Committee's review and discussions as described above, and in reliance thereon, the Audit Committee recommended to BancorpSouth's Board of Directors that BancorpSouth's audited consolidated financial statements for the year ended December 31, 2007 be included in BancorpSouth's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

Audit Committee:

Larry G. Kirk *(Chairman)*
R. Madison Murphy
W. Cal Partee, Jr.

The information contained in this report shall not be deemed to be "soliciting material," or to be "filed" with the SEC or subject to Regulation 14A other than as provided in SEC Regulation S-K, Item 407(d), or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that BancorpSouth specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXECUTIVE COMPENSATION AND STOCK INCENTIVE COMMITTEE REPORT

The Executive Compensation and Stock Incentive Committee has reviewed and discussed the Compensation Discussion and Analysis required by SEC Regulation S-K, Item 402(b) with management. Based on such review and discussions, the Executive Compensation and Stock Incentive Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in BancorpSouth's Annual Report on Form 10-K for the year ended December 31, 2007.

Executive Compensation and Stock Incentive Committee:

Travis E. Staub *(Chairman)*
Hassell H. Franklin
Robert C. Nolan
Turner O. Lashlee

The information contained in this report shall not be deemed to be "soliciting material," or to be "filed" with the SEC or subject to Regulation 14A other than as provided in SEC Regulation S-K, Item 407(e)(5), or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that BancorpSouth specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BancorpSouth Bank, our wholly-owned subsidiary, conducts banking transactions in the ordinary course of business with our officers and directors and their associates, affiliates and family members, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with persons not related to BancorpSouth and which do not involve more than the normal risk of collectibility or present other unfavorable features. While certain provisions of the Sarbanes-Oxley Act of 2002 generally prohibit us from making personal loans to our directors and executive officers, it permits BancorpSouth Bank and certain of our other subsidiaries to make loans to our directors and executive officers so long as these loans are on non-preferential terms. During the year ended December 31, 2007, BancorpSouth Bank made loans to our directors and executive officers and their family members that (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to BancorpSouth Bank, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features.

Pursuant to its charter and the Related Person Transaction Policy approved by our Board of Directors on April 27, 2007, the Nominating Committee reviews and recommends to the Board for approval in advance all "related persons" or affiliate transactions between us or BancorpSouth Bank and any of their "related persons" or affiliates, or transactions in which any of such persons directly or indirectly is interested or benefited. If advance approval of a Related Person Transaction by the Nominating Committee is not practicable, then the related person transaction shall be considered and, if the committee determines it to be appropriate, ratified at the committee's next regularly scheduled meeting. In determining whether to approve or ratify a related person transaction, the Nominating Committee takes into account, among other factors it deems appropriate, whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. In accordance with the Related Person Transaction Policy, no director is permitted to participate in any discussion or approval of a related person transaction for which he or she is a related person, except that the director shall provide all material information concerning the related person transaction to the Nominating Committee.

Pursuant to the Related Person Transaction Policy, the Board of Directors has delegated to the Chair of the Nominating Committee the authority to pre-approve or ratify, as applicable, any related person transaction with a related person in which the aggregate amount involved is expected to be less than $100,000. In addition, the policy enumerates certain related person transactions that are deemed to be pre-approved or ratified, as applicable, by the committee.

During 2007, the following transactions with related persons occurred:

- Laura Staub Young, the daughter of director Travis E. Staub, was employed by BancorpSouth Bank as First Vice President, Student Loan Manager;

- Clayton H. Patterson, the son of Chairman of the Board and Chief Executive Officer Aubrey B. Patterson, was employed by BancorpSouth Bank as a Vice President during 2007; and

- James Kevin Martin, the son-in-law of Aubrey B. Patterson, was employed as an Administration Officer for Network Services of BancorpSouth Bank in 2007.

During 2007, each of Ms. Young and Mr. Martin was paid an aggregate amount of salary and bonus less than $100,000 and received other benefits comparable to those received by employees having similar positions. The compensation of each was established by BancorpSouth Bank in accordance with its employment and compensation practices applicable to employees holding comparable positions. Because the compensation involved in both of these transactions was less than $100,00, neither of these transactions constituted a related person transaction in accordance with the Related Person Transaction Policy. In accordance with the terms of the Related Person Transaction Policy, the Nominating Committee approved and ratified Clayton Patterson's compensation and employment arrangement.

GENERAL INFORMATION

Counting of Votes

All matters specified in this Proxy Statement that are to be voted on at the annual meeting will be voted upon by ballot. Inspectors of election will be appointed to, among other things, determine the number of shares outstanding, the shares represented at the annual meeting, the existence of a quorum and the authenticity, validity and effect of proxies, to receive votes on ballots, to hear and determine all challenges and questions in any way arising in connection with the right to vote, to count and tabulate all votes and to determine the result. Each proposal presented herein to be voted on at the annual meeting must be approved by the affirmative vote of the holders of the number of shares described under such proposal. The inspectors of election will treat shares represented by proxies that reflect abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Abstentions, however, do not constitute a vote "for" or "against" and will be disregarded in the calculation of a plurality or of "votes cast." Abstentions will, however, have the effect of a vote "against" those matters that require approval by a majority of the shares represented at the meeting and entitled to vote (i.e., the proposals to ratify KPMG LLP as our independent registered public accounting firm and approve the Amendment to our 1995 Non-Qualified Stock Option Plan for Non-Employee Directors).

Inspectors of election will treat shares referred to as "broker non-votes" (i.e., shares held of record by brokers or nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote with respect to proposals that do not relate to "routine" matters) as shares that are present and entitled to vote for purposes of determining the presence of a quorum. For purposes of determining the outcome of any matter as to which the broker has physically indicated on the proxy that it does not have discretionary authority to vote, however, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters). Because approval of the Amendment to our 1995 Non-Qualified Stock Option Plan for Non-Employee Directors is not a routine matter and will be decided by the affirmative vote of a majority of the shares of our common stock represented at the annual meeting and entitled to vote, broker non-votes on this proposal will have the effect of a vote against the proposal at the annual meeting, assuming that a quorum is obtained.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of the outstanding shares of our common stock, to file initial reports of ownership and reports of changes in ownership of our common stock with the SEC. These officers, directors and greater than 10% shareholders are required to furnish us with copies of all Section 16(a) forms and certain other forms that they file. There are specific due dates for these reports, and we are required to report in this Proxy Statement any failure to file reports timely as required for 2007. Based solely upon a review of the applicable filings on the SEC's EDGAR website, copies of reports furnished to us and written representations that no other reports were required, we believe that these reporting and filing requirements were complied with for 2007.

Shareholder Nominations and Proposals

Shareholders who would like to recommend director nominees or make a proposal for consideration at the 2009 annual meeting of shareholders should submit the nomination or proposal, along with proof of ownership of our common stock in accordance with Rule 14a-8(b)(2) promulgated under the Securities Exchange Act of 1934, in writing and mailed to the Corporate Secretary at the address listed below. We must receive all such nominations and proposals not later than November 21, 2008 in order for the nomination or proposal to be included in our proxy statement. Shareholder nominations and proposals submitted after November 21, 2008 but before December 21, 2008 will not be included in our proxy statement, but may be included in the agenda for our 2009 annual meeting if submitted to our Corporate Secretary at the address listed below and if such nomination or proposal includes:

- The name and address of the shareholder;
- The class and number of shares of common stock held of record and beneficially owned by such shareholder;

- The name(s), including any beneficial owners, and address(es) of such shareholder(s) in which all such shares of common stock are registered on our stock transfer books;

- A representation that the shareholder intends to appear at the meeting in person or by proxy to submit the business specified in such notice;

- A brief description of the business desired to be submitted to the annual meeting of shareholders, the complete text of any resolutions intended to be presented at the annual meeting and the reasons for conducting such business at the annual meeting of shareholders;

- Any personal or other material interest of the shareholder in the business to be submitted;

- As to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

- All other information relating to the nomination or proposed business that may be required to be disclosed under applicable law.

In addition, a shareholder seeking to submit such nominations or business at the meeting shall promptly provide any other information we reasonably request. Such notice shall be sent to the following address:

BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
Attention: Corporate Secretary

Any nomination for director or other proposal by a shareholder that is not timely submitted and does not comply with these notice requirements will be disregarded and, upon the instructions of the presiding officer of the annual meeting, all votes cast for each such nominee and such proposal will be disregarded.

The individuals named as proxies on the proxy card for our 2009 annual meeting of shareholders will be entitled to exercise their discretionary authority in voting proxies on any shareholder proposal that is not included in our proxy statement for the 2009 annual meeting, unless we receive notice of the matter to be proposed not earlier than November 21, 2008 nor later than December 21, 2008 and in accordance with the requirements listed above. Even if proper notice is received within such time period, the individuals named as proxies on the proxy card for that meeting may nevertheless exercise their discretionary authority with respect to such matter by advising shareholders of the proposal and how the proxies intend to exercise their discretion to vote on these matters, unless the shareholder making the proposal solicits proxies with respect to the proposal to the extent required by Rule 14a-4(c)(2) under the Securities Exchange Act of 1934.

Householding of Proxy Materials and Annual Reports

The SEC rules regarding delivery of proxy statements and annual reports may be satisfied by delivering a single proxy statement and annual report to an address shared by two or more of our shareholders. This method of delivery is referred to as "householding" and can result in meaningful cost savings for us. In order to take advantage of this opportunity, we may deliver only one proxy statement and annual report to certain multiple shareholders who share an address, unless we have received contrary instructions from one or more of the shareholders. Shareholders who participate in householding, however, will continue to receive separate proxy cards. We undertake to deliver promptly upon request a separate copy of the proxy statement and/or annual report, as requested, to a shareholder at a shared address to which a single copy of these documents was delivered. If you hold our common stock as a registered shareholder and prefer to receive separate copies of a proxy statement and/or annual report either now or in the future, please call 1-800-368-5948 or send a written request to:

BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
Attention: Corporate Secretary

If your stock is held through a broker or bank and you prefer to receive separate copies of a proxy statement or annual report either now or in the future, please contact such broker or bank. Shareholders who share an address and are receiving multiple copies of proxy statements and annual reports and would prefer to receive a single copy of such material, either now or in the future, can request delivery of a single copy of a proxy statement and/or annual report by calling 1-800-368-5948 or sending a written request to the address above.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our 2007 Annual Report to Shareholders are available at *http://phx.corporate-ir.net/phoenix.zhtml?c=98652&p=proxy*. If you wish to attend the annual meeting and need directions, please call us at 1-888-797-7711.

Miscellaneous

We will bear the cost of printing, mailing and other expenses in connection with this solicitation of proxies and will also reimburse brokers and other persons holding shares of common stock in their names or in the names of nominees for their expenses in forwarding this proxy material to the beneficial owners of such shares. Certain of our directors, officers and employees may, without any additional compensation, solicit proxies in person or by telephone.

Our management is not aware of any matters other than those described above which may be presented for action at the annual meeting. If any other matters properly come before the annual meeting, the proxies will be voted with respect so such matters in accordance with the judgment of the person or persons voting such proxies, subject to the direction of our Board of Directors.

A copy of our 2007 Annual Report to Shareholders has been mailed to all shareholders entitled to notice of and to vote at the annual meeting.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2007 will be furnished without charge to any shareholder who requests such report by sending a written request to:

BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
Attention: Corporate Secretary

A copy of our Form 10-K may also be obtained without charge on our website at *www.bancorpsouthonline.com* on our Investor Relations webpage under the caption "SEC Filings" and through the SEC's website at *www.sec.gov*.

BANCORPSOUTH, INC.

AUBREY B. PATTERSON
Chairman of the Board
and Chief Executive Officer

March 21, 2008

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APPENDIX A

AMENDMENT TO THE BANCORPSOUTH, INC. 1995 NON-QUALIFIED STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

THIS AMENDMENT to the BancorpSouth, Inc. 1995 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Plan") by BancorpSouth, Inc. (the "Company") is made by the board of directors of the Company on this 23rd day of January, 2008, to be effective upon the date of approval at a meeting of the Company's stockholders.

RECITALS:

WHEREAS, the Company established the Plan, effective January 24, 1995, in order to encourage equity ownership by members of the Company's board of directors and to align the financial interests of the board and the Company's stockholders;

WHEREAS, the Plan was amended and restated effective February 14, 1998 to conform the Plan to changes to Rule 16b-3 promulgated by the Securities and Exchange Commission and to provide certain administrative modifications and, effective with the approval of stockholders at the Company's 2005 annual meeting, was amended to increase the number of shares of Company stock available for purchase under the Plan; and

WHEREAS, the Company desires to amend the Plan to provide for (i) awards of stock options, restricted stock and restricted stock units to be made in the discretion of the Committee (the administrator of the Plan), (ii) provide limited discretion to the Committee to determine the number of shares of Company common stock subject to awards made under the Plan, (iii) limit the number of shares of Company common stock that may be issued under awards each year, and (iv) increase the number of shares of Stock that are available for purchase under the Plan by 400,000 shares to a total of 964,000;

NOW, THEREFORE, the Plan is hereby amended as follows:

I. Section 1.2 is restated as follows:

1.2 Agreement. A written agreement (including any amendment or supplement thereto) between the Company or Affiliate and a Participant specifying the terms and conditions of an Award grant to such Participant.

II. Section 1.3 is restated as follows:

1.3 Award. A right that is granted under the Plan to a participant by the Company, which may be in the form of an Option, Restricted Stock, or Restricted Stock Units.

III. Section 1.15 is denominated as Section 1.16 and a new Section 1.15 is added as follows:

1.15 Restricted Stock Unit. An Award described in Section 4.4 that entitles a Participant to receive shares of Stock, cash or a combination of Stock and cash, as determined by the Committee. A Restricted Stock Unit represents an unfunded promise by the Company and is not a transfer of property within the meaning of section 83 of the Code until the time that the conditions stated in the Award for transferring Stock have been satisfied.

IV. Section 3.2 is restated as follows:

3.2 Authority to Grant Awards. The Committee shall have authority to grant Awards to each individual serving the Company as a director who is also not an employee of the Company or an Affiliate (i.e., a "Participant"). Awards shall be subject to such terms the Committee deems appropriate and that are not inconsistent with the provisions of this Plan. Such terms may include conditions on the exercise or payment of all or any part of an Award. The Committee shall specify the type of Award that is granted and number of shares of Stock subject thereto. The "Grant Date" of an Award is the date that the material terms of the Award are specified by the Committee and all specified conditions to the Award have occurred. The Committee may from time to time take action to provide for the automatic grant of an Award to all Participants to be effective on a specified date or dates (*e.g.*, the beginning of each board term). The Committee may prospectively modify the terms of any such automatic grant through a subsequent action.

V. The first paragraph of Section 4.1 is restated as follows:

4.1 Options.

VI. Section 4.1(a) is restated as follows:

(a) Number. The number of shares of Stock subject to each Option shall be determined in the sole and absolute discretion of the Committee, provided that the number of shares of Stock subject to Options granted during each annual board term to a Participant shall not exceed 10,000 shares.

VII. Section 4.1(c) is restated as follows:

(c) Option Period. The period during which an Option may be exercised and the date of its expiration shall be specified by the Committee, provided that no Option may be exercisable within six months following the Grant Date. The period within which an Option may be exercised is, hereinafter, the "Option Period."

VIII. Section 4.2 is restated as follows:

4.2 Restricted Stock.

(a) Terms. The number of shares of Stock subject to each grant of Restricted Stock shall be determined in the sole and absolute discretion of the Committee, provided that number of shares of Stock that are subject to all such Awards granted to each Participant shall not exceed 5,000 shares of Stock per annual board term. The Committee may grant Restricted Stock to a Participant as a part of any arrangement established by the Committee and specified in an Agreement, and may include the obligation by the Participant to pay a purchase price specified by the Committee. Each Award of Restricted Stock to a Participant shall also specify the risks of forfeiture and/or restrictions on transfer. A Participant who receives a grant of Restricted Stock shall be treated as a shareholder of the Company for all purposes, except that the rights of the Participant may be limited under the terms of the Agreement. Unless otherwise specified in an Agreement, Participants shall be entitled to receive dividends on and exercise voting rights with respect to Restricted Stock.

(b) Retirement, Death, Etc. Prior to the occurrence of a forfeiture described in an Award, all shares of Restricted Stock shall become fully vested if the Participant dies while a director of the Company or retires in accordance with the Company's normal retirement policies.

IX. The following is added to the Plan as a new Section 4.4:

4.4 Restricted Stock Units. The number of shares of Stock subject to each grant of Restricted Stock Units shall be determined in the sole and absolute discretion of the Committee, provided that number of shares of Stock that are subject to all such Awards granted to each Participant shall not exceed 5,000 shares of Stock per annual board term. Each Restricted Stock Unit Award shall specify the number of shares of Stock, the formula for determining the number of shares of Stock, and/or the amount of cash that a Participant may receive upon the satisfaction of conditions specified in the Award, which may include the obligation of the Participant to pay a purchase price specified by the Committee. A Participant who receives Restricted Stock Units shall not be treated as a shareholder of the Company until the conditions specified in the Award have been satisfied. Unless otherwise specified in an Agreement, Participants shall not be entitled to receive dividend equivalents on Restricted Stock Units.

X. Section 5.1 is restated as follows:

5.1 Source of Shares. Upon satisfaction of conditions specified in an Award, the Company shall deliver to Participants authorized but previously unissued Stock or Stock that is held by the Company as treasury stock.

XI. Section 5.2 is restated as follows:

5.2 Maximum Number of Shares. The maximum number of shares of Stock that may be issued pursuant to this Plan is increased from 564,000 to 964,000, subject to increases and adjustments as provided in Article VIII.

XII. Section 6.1 is restated as follows:

6.1 Minimum Restrictions on Stock Rights. For a period of at least six months after the Grant Date, Options shall not be exercisable, restrictions on Restricted Stock shall not lapse, and Stock under a Restricted Stock Unit shall not be transferable to the Participant.

XIII. Section 6.3 is restated as follows:

6.3 Transferability. Generally, any Award granted under this Plan shall not be transferable except by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the Participant only by the Participant. However, an Award granted under this Plan may be transferable to the extent provided in an Agreement. Provided, further, that no right or interest of a Participant in any Award shall be subject to, any lien, obligation or liability of such Participant.

XIV. Section 7.5 is restated as follows:

7.5 Issuance and Delivery of Shares. Subject to the conditions of Article IX, shares of Stock to be issued pursuant to an Award shall be delivered to Participants by the Company (or its transfer agent) as soon as administratively feasible after (i) a Participant receives an Award of Restricted Stock, (ii) a Participant exercises an Option, (iii) the Participant satisfies the requirements specified in a Restricted Stock Unit Award; provided, however, that the Company may condition the delivery of shares on the Participant's execution of any applicable shareholder agreement or agreement described in Section 9.2 that the Company requires at the time of exercise; and provided further that the Company may delay the delivery of Stock until all restrictions specified in an Award have lapsed.

XV. The first paragraph of Section 8.2 is restated as follows:

8.2 Effect of Certain Transactions. The provisions of this Section 8.2 shall apply to the extent that an Agreement does not otherwise expressly address the matters contained herein. If the Company experiences an event which results in a "Change in Control," as defined in Section 8.2(a), then, whether or not the vesting requirements set forth in any Agreement have been satisfied, (i) all shares of Restricted Stock and any Restricted Stock Units that are outstanding at the time of the Change in Control shall become fully vested immediately prior to the Change in Control event, and (ii) all Options that are outstanding at the time of the Change in Control shall become fully vested and exercisable immediately prior to the Change in Control event.

IN WITNESS WHEREOF, the undersigned officer of the Company has executed this Amendment on the date first written above.

BANCORPSOUTH, INC.

By: /s/ Aubrey B. Patterson

Its: Chairman and Chief Executive Officer

APPENDIX B

BANCORPSOUTH, INC.

DIRECTOR INDEPENDENCE STANDARDS

The Board of Directors of BancorpSouth, Inc., through its Nominating Committee, on an annual basis, reviews the independence of all directors, affirmatively makes a determination as to the independence of each director and discloses the basis for those determinations. No director will qualify as independent unless the Board of Directors affirmatively determines that the director has no material relationship with BancorpSouth (either directly or as a partner, shareholder or officer of an organization that has a relationship with BancorpSouth). In each case, the Board will broadly consider all relevant facts and circumstances when making independence determinations. To assist the Board in determining whether a director is independent, the Board of Directors shall consider the standards set forth below. In addition to the independence determinations referenced above, BancorpSouth may also have to disclose other relationships pursuant to Securities and Exchange Commission and/or New York Stock Exchange rules and regulations.

Employment.

I. A director will not be considered independent if, within the preceding three years:

- the director was employed by BancorpSouth; provided, however, that employment as an interim Chairman or Chief Executive Officer or other executive officer will not disqualify a director from being considered independent following that employment;
- an immediate family member of the director was employed by BancorpSouth as an executive officer;
- the director was (but is no longer) a partner or employee of a firm that is BancorpSouth's internal or external auditor and personally worked on BancorpSouth's audit within that time;
- an immediate family member of the director was (but is no longer) a partner or employee of a firm that is BancorpSouth's internal or external auditor and personally worked on BancorpSouth's audit within that time;
- the director was employed as an executive officer of another company at the same time when a present BancorpSouth executive officer served on that company's compensation committee; or
- an immediate family member of the director was employed as an executive officer of another company at the same time when a present BancorpSouth executive officer served on that company's compensation committee.

II. A director will not be considered independent if:

- the director or an immediate family member is a current partner of a firm that is BancorpSouth's internal or external auditor;
- the director is a current employee of a firm that is BancorpSouth's internal or external auditor; or
- the director has an immediate family member who is a current employee of a firm that is BancorpSouth's internal or external auditor and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice.

Compensation. A director will not be considered independent if, within the preceding three years, the director, or his or her immediate family member, receives more than $100,000 during any twelve-month period in direct compensation from BancorpSouth, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such service is not contingent in any way on continued service). Compensation received by a director for former service as an interim Chairman or Chief Executive Officer or other executive officer will not be considered in determining independence under this test. Compensation received by an immediate family member for service as an employee of BancorpSouth (other than an executive officer) will not be considered in determining independence under this test.

Audit Committee members will not be considered independent if he or she, other than in his or her capacity as a member of the Audit Committee, the Board of Directors or any other Board committee, (i) accepts directly or indirectly any consulting, advisory or other compensatory fee from BancorpSouth or any of its subsidiaries or (ii) is an affiliated person of BancorpSouth or any of its subsidiaries. For purposes of this paragraph, compensatory fees do not include, however, the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with BancorpSouth; provided that such compensation is not contingent in any way on continued service. An Audit Committee member that sits on the Board of Directors of BancorpSouth and one of its subsidiaries may be considered independent, even though he or she would be deemed to be an affiliate of a subsidiary of BancorpSouth, if he or she, except for being a director on each such Board of Directors, otherwise meets the independence requirements set forth above in this paragraph for each such entity, including the receipt of only ordinary-course compensation for serving as a member of the Board of Directors, Audit Committee or any other Board Committee of each such entity.

Customer Relationships. A director will not fail to be considered independent solely as a result of lending relationships, deposit relationships or other banking relationships (such as depository, transfer, registrar, indenture trustee, trusts and estates, private banking, investment banking, investment management, custodial, securities brokerage, cash management and similar services) between BancorpSouth and its subsidiaries, on the one hand, and the director or a company in which the director is affiliated by reason of being a director, officer or a significant shareholder thereof, on the other, provided that:

- such relationships are in the ordinary course of business of BancorpSouth and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons; and
- with respect to extensions of credit by BancorpSouth or its subsidiaries to such director, company or its subsidiaries:
  - such extensions of credit have been made in compliance with applicable law, including Regulation O of the Board of Governors of the Federal Reserve, Sections 23A and 23B of the Federal Reserve Act and Section 13(k) of the Securities Exchange Act of 1934; and
  - no event of default has occurred under the extension of credit.

Business Relationships. A director will not be considered independent if the director is a current employee, or any immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, BancorpSouth for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues. Contributions to tax exempt organizations are ***not*** considered "payments" for purposes of these standards; provided, however, that a director will not be considered independent if the Board determines that a director has had a material relationship with BancorpSouth within the preceding three years due to charitable contributions made by BancorpSouth to a charitable organization in which a director serves as an executive officer.

Definitions. For purposes of these independence standards, "immediate family members" of a director include the director's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the director's home. The Board of Directors of BancorpSouth need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

Corporate Information

As of March 1, 2008

Corporate Headquarters
One Mississippi Plaza
201 South Spring Street
Tupelo, MS 38804

Annual Meeting
9:30 a.m. (local time), April 23, 2008
BancorpSouth Conference Center
387 East Main Street
Tupelo, MS 38804

Common Shares
Listed on the New York Stock Exchange
NYSE Symbol: BXS

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Tel: (800) 368-5948
E-mail: info@rtco.com
Internet address: www.rtco.com

Independent Auditors
KPMG LLP
Memphis, TN

Legal Counsel
J. Patrick Caldwell
Riley, Caldwell, Cork & Alvis, P.A.
Tupelo, MS

Waller Lansden Dortch & Davis, LLP
Nashville, TN

Subsidiaries
Risk Advantage, Inc.
BancorpSouth Bank and its
wholly-owned subsidiaries

- Century Credit Life Insurance Company
- Personal Finance Corporation
- BancorpSouth Investment Services, Inc.
- BancorpSouth Municipal Development Corporation
- BancorpSouth Insurance Services, Inc.
    - Insurance Network, Inc.

Web Site
www.bancorpsouth.com

Certifications
The Company's Chief Executive Officer has submitted to the New York Stock Exchange ("NYSE") the annual certification for 2007 as required by Section 303A.12(a) of the NYSE listing standards, and the Chief Executive Officer and Chief Financial Officer have filed with the Securities and Exchange Commission their Sarbanes-Oxley Section 302 certifications as exhibits to the Company's Annual Report on Form 10-K for 2007.

Dividend Reinvestment Plan
Shareholders of the Company are eligible to participate in the Dividend Reinvestment Plan. Under the terms of the Plan, common stock of the Company may be purchased by reinvesting cash dividends. For additional information contact the Transfer Agent.

An Equal Opportunity Employer

BancorpSouth®

One Mississippi Plaza • 201 South Spring Street • Tupelo, MS 38804
www.bancorpsouth.com

END